As filed with the Securities and Exchange Commission on September 14, 2007
Registration No. 333-144845

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
SIRIUS SATELLITE RADIO INC.
(Exact name of registrant as specified in its charter)

Delaware	4832	52-1700207
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1221 Avenue of the Americas, 36th Floor
New York, New York 10020
(212) 584-5100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patrick L. Donnelly
Executive Vice President, General Counsel & Secretary
Sirius Satellite Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020
(212) 584-5100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gary L. Sellers, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Joseph M. Titlebaum General Counsel and Secretary XM Satellite Radio Holdings Inc. 1500 Eckington Place, NE Washington, DC 20002 (202) 380-4000	Thomas H. Kennedy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

	Amount	Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	to be	Offering Price	Aggregate Offering	Registration
Securities to be Registered	Registered	Per Share	Price	Fee
Common Stock, par value $0.001 per share	1,701,908,350(1)	N/A	$4,510,057,126(2)	$138,458.75(3)

(1)	The number of shares of common stock of the registrant being registered is based upon (x) an estimate of the maximum number of shares of Class A common stock, par value $0.01 per share, of XM Satellite Radio Holdings Inc. (“XM”) presently outstanding or issuable or expected to be issued in connection with the merger of XM with a wholly-owned subsidiary of the registrant multiplied by (y) the exchange ratio of 4.6 shares of common stock, par value $0.001 per share, of the registrant, for each such share of Class A common stock of XM.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended. The proposed maximum aggregate offering price for the common stock is the product of (x) $12.19, the average of the high and low sales prices of XM Class A common stock, as quoted on the NASDAQ Global Select Market, on July 24, 2007, and (y) 369,980,076, the estimated maximum number of shares of XM Class A common stock that may be exchanged for the shares of common stock of the registrant being registered.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION — DATED SEPTEMBER 14, 2007

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

Each of the boards of directors of Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc. has approved a strategic merger, combining SIRIUS and XM in what we intend to be a “merger of equals.” We believe that the proposed merger will allow XM and SIRIUS to provide more choices for their respective subscribers and that the combined company will be better positioned to compete in the rapidly evolving audio entertainment marketplace.

XM and SIRIUS have entered into an agreement and plan of merger pursuant to which XM and SIRIUS will combine their businesses through the merger of XM with a newly formed, wholly-owned subsidiary of SIRIUS, with XM thereupon becoming a wholly-owned subsidiary of SIRIUS.

In the proposed merger, XM stockholders will receive 4.6 shares of SIRIUS common stock for each share of XM Class A common stock, referred to as XM common stock. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing. SIRIUS’ stockholders will continue to own their existing shares, which will not be affected by the merger. Upon completion of the merger, XM’s former stockholders will own approximately     % of the then outstanding SIRIUS common stock, based on the number of shares of SIRIUS and XM outstanding on          , 2007. The value of the merger consideration to be received in exchange for each share of XM common stock will fluctuate with the market price of SIRIUS common stock.

Based on the closing sale price for SIRIUS common stock on February 16, 2007, the last trading day before public announcement of the merger, the 4.6 exchange ratio represented approximately $17.02 in value for each share of XM common stock. Based on the closing sale price for SIRIUS common stock on          , 2007, the last trading day before the printing of this joint proxy statement/prospectus, which we refer to as this Proxy Statement, the 4.6 exchange ratio represented approximately $      in value for each share of XM common stock.

SIRIUS common stock is listed on the NASDAQ Global Select Market under the symbol “SIRI”. XM common stock is listed on the NASDAQ Global Select Market under the symbol “XMSR.” We urge you to obtain current market quotations for the shares of SIRIUS and XM.

Your vote is very important. The merger cannot be completed unless SIRIUS stockholders approve the amendment to SIRIUS’ certificate of incorporation and the issuance of SIRIUS capital stock in the merger and XM stockholders adopt the merger agreement. Each of XM and SIRIUS is holding a special meeting of its stockholders to vote on the proposals necessary to complete the merger. Information about these meetings, the merger and the other business to be considered by stockholders is contained in this Proxy Statement. We urge you to read this Proxy Statement carefully. You should also carefully consider the risk factors beginning on page 16.

Whether or not you plan to attend your respective company’s special meeting of stockholders, please submit your proxy as soon as possible to make sure that your shares are represented at that meeting.

The SIRIUS board of directors recommends that SIRIUS stockholders vote FOR the proposals to approve the amendment to SIRIUS’ certificate of incorporation and the issuance of SIRIUS capital stock in the merger, both of which are necessary to effect the merger.

The XM board of directors recommends that XM stockholders vote FOR the proposal to adopt the merger agreement.

Mel Karmazin	Gary M. Parsons
Chief Executive Officer	Chairman of the Board of Directors
Sirius Satellite Radio Inc.	XM Satellite Radio Holdings Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this Proxy Statement is accurate or complete. Any representation to the contrary is a criminal offense.

This Proxy Statement is dated          , 2007, and is first being mailed to stockholders of XM and SIRIUS on or about          , 2007.

ADDITIONAL INFORMATION

This Proxy Statement incorporates by reference important business and financial information about SIRIUS and XM from other documents that are not included in or delivered with this Proxy Statement. For a listing of the documents incorporated by reference into this Proxy Statement, see “Where You Can Find More Information”. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this document through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing or by telephone at the appropriate address below:

By Mail:	Sirius Satellite Radio Inc. 1221 Avenue of the Americas 36th Floor New York, New York 10020 Attention: Investor Relations

By Telephone: (212) 584-5180

By Mail:	XM Satellite Radio Holdings Inc. 1500 Eckington Place, NE Washington, DC 20002 Attention: Investor Relations

By Telephone: (202) 380-4000

You may also obtain documents incorporated by reference into this Proxy Statement by requesting them in writing or by telephone from          , SIRIUS’ proxy solicitor, or          , XM’s proxy solicitor, at the following addresses and telephone numbers:

To receive timely delivery of the documents in advance of the meetings, you should make your request no later than          , 2007.

VOTING ELECTRONICALLY OR
BY TELEPHONE

SIRIUS stockholders of record on the close of business on          , 2007, the record date for the SIRIUS special meeting, may submit their proxies by telephone or Internet by following the instructions on their proxy card or voting form. If you have any questions regarding whether you are eligible to submit your proxy by telephone or by Internet, please contact           by telephone at           (toll free) or via the Internet at          .

XM stockholders of record on the close of business on          , 2007, the record date for the XM special meeting, may submit their proxies by telephone or Internet by following the instructions on their proxy card or voting form. If you have any questions regarding whether you are eligible to submit your proxy by telephone or by Internet, please contact           by telephone at (toll free) or via the Internet at          .

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                    , 2007

To the Stockholders of Sirius Satellite Radio Inc.:

A special meeting of stockholders of Sirius Satellite Radio Inc. will be held at          , on          , 2007 at   a.m., local time, for the following purposes:

1. To amend SIRIUS’ certificate of incorporation to increase the number of authorized shares of SIRIUS common stock (the “Charter Amendment”).

2. To approve the issuance of SIRIUS common stock, par value $0.001 per share, and SIRIUS Series A convertible preferred stock, par value $0.001 per share, a new series of SIRIUS preferred stock, pursuant to the Merger Agreement, dated as of February 19, 2007, by and among Sirius Satellite Radio Inc., Vernon Merger Corporation and XM Satellite Radio Holdings Inc., as the same may be amended from time to time (the “Share Issuance”).

3. To approve any motion to adjourn or postpone the special meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting.

4. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Proposals 1 and 2 are conditioned on each other and approval of each is required for completion of the merger.

The accompanying Proxy Statement further describes the matters to be considered at the meeting. A copy of the merger agreement has been included as Annex A to the Proxy Statement.

The SIRIUS board of directors has set          , 2007 as the record date for the special meeting. Only holders of record of SIRIUS common stock at the close of business on          , 2007 will be entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of SIRIUS common stock. To ensure your representation at the special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote at the special meeting by attending in person and casting a vote.

The SIRIUS board of directors recommends that you vote FOR the proposal to amend SIRIUS’ certificate of incorporation to increase the number of authorized shares of common stock, FOR the proposal to approve the issuance of SIRIUS common stock and SIRIUS Series A convertible preferred stock in the merger and FOR the proposal to approve any motion to adjourn or postpone the special meeting to a later date or dates if necessary to solicit additional proxies.

By Order of the Board of Directors,

PATRICK L. DONNELLY
Executive Vice President, General Counsel and Secretary
New York, New York

          , 2007

PLEASE VOTE YOUR SHARES PROMPTLY.  YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL           AT          (TOLL FREE) OR VIA THE INTERNET AT          .

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON          , 2007

To the Stockholders of XM Satellite Radio Holdings Inc.:

A special meeting of stockholders of XM Satellite Radio Holdings Inc. will be held at          , on          , 2007 at          a.m., local time, for the following purposes:

1. To adopt the Merger Agreement, dated as of February 19, 2007, by and among Sirius Satellite Radio Inc., Vernon Merger Corporation and XM Satellite Radio Holdings Inc. as the same may be amended from time to time.

2. To approve any motion to adjourn or postpone the special meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement.

3. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The accompanying Proxy Statement further describes the matters to be considered at the special meeting. A copy of the merger agreement has been included as Annex A to this Proxy Statement.

The XM board of directors has set          , 2007 as the record date for the special meeting. Only holders of record of shares of XM common stock at the close of business on          , 2007 will be entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof. To ensure your representation at the special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote at the special meeting by attending in person and casting a vote.

The board of directors of XM recommends that you vote FOR the proposal to adopt the merger agreement and FOR the proposal to approve any motion to adjourn or postpone the Special Meeting to a later date or dates if necessary to solicit additional proxies.

By Order of the Board of Directors,

Gary M. Parsons
Chairman of the Board of Directors

          , 2007

PLEASE VOTE YOUR SHARES PROMPTLY.  YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CONTACT           BY TELEPHONE AT          (TOLL FREE) OR VIA THE INTERNET AT          .

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Annex A —	Merger Agreement

Annex B —	Fairness Opinion of Morgan Stanley & Co. Incorporated

Annex C —	Fairness Opinion of J.P. Morgan Securities Inc.

Annex D —	Form of Certificate of Amendment of Amended and Restated Certificate of Incorporation of Sirius Satellite Radio Inc.

QUESTIONS AND ANSWERS ABOUT THE MEETINGS

The following questions and answers briefly address some commonly asked questions about the SIRIUS and the XM special meetings. They may not include all the information that is important to stockholders of XM and SIRIUS. We urge stockholders to read carefully this entire Proxy Statement, including the annexes and the other documents referred to herein.

Q:	Why am I receiving these materials?

A:	We are sending you these materials to help you decide how to vote your shares of XM or SIRIUS stock with respect to their proposed merger.

The merger cannot be completed unless XM stockholders adopt the merger agreement, and SIRIUS stockholders approve the amendment of SIRIUS’ certificate of incorporation and the issuance of SIRIUS capital stock in the merger. Each of SIRIUS and XM is holding its special meeting of stockholders to vote on the proposals necessary to complete the merger. Information about these meetings, the merger and the other business to be considered by stockholders is contained in this Proxy Statement.

We are delivering this document to you as both a joint proxy statement of XM and SIRIUS and a prospectus of SIRIUS. It is a joint proxy statement because each of our boards of directors is soliciting proxies from its stockholders. It is a prospectus because SIRIUS will exchange shares of its common stock for shares of XM in the merger.

Q:	What will stockholders receive in the merger?

A:	In the proposed merger, holders of XM common stock will receive 4.6 shares of SIRIUS common stock for each share of XM common stock. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing.

The sole holder of XM’s Series A convertible preferred stock, General Motors, will similarly receive 4.6 shares of SIRIUS Series A convertible preferred stock, a newly designated series of preferred stock of SIRIUS.

SIRIUS’ stockholders will continue to own their existing shares, which will not be affected by the merger.

Q:	When do XM and SIRIUS expect to complete the merger?

A:	XM and SIRIUS expect to complete the merger after all conditions to the merger in the merger agreement are satisfied or waived, including after stockholder approvals are received at the special meetings of XM and SIRIUS and all required regulatory approvals are received. SIRIUS and XM currently expect to complete the merger by the end of 2007. However, it is possible that factors outside of either company’s control could require SIRIUS or XM to complete the merger at a later time or not to complete it at all.

Q:	How do the boards of directors of SIRIUS and XM recommend that I vote?

A:	The SIRIUS board of directors recommends that holders of SIRIUS common stock vote FOR the proposal to amend SIRIUS’ certificate of incorporation and FOR the proposal to approve the issuance of SIRIUS common stock and preferred stock in the merger.

The XM board of directors recommends that XM stockholders vote FOR the proposal to adopt the merger agreement.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this Proxy Statement, please vote your shares as soon as possible so that your shares will be represented at your respective company’s special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	How do I vote?

A:	You may vote before your company’s special meeting in one of the following ways:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to vote via the Internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at your company’s special meeting.

If your shares are held in “street name”, through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the meeting will need to obtain a proxy form from the institution that holds their shares.

Q:	When and where are the SIRIUS and XM special meetings of stockholders?

A:	The special meeting of SIRIUS stockholders will be held at at a.m., local time, on , 2007. Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at a.m., local time.

The special meeting of XM stockholders will be held at the at a.m., local time, on , 2007. Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at a.m., local time.

Q:	If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	Your broker or other nominee does not have authority to vote on the proposals described in this Proxy Statement. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters ONLY if you provide instructions to it on how to vote. You should follow the directions your broker or other nominee provides.

Q:	What constitutes a quorum?

Stockholders who hold a majority in voting power of the SIRIUS common stock issued and outstanding as of the close of business on the record date and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct business at the SIRIUS special meeting.

Stockholders who hold a majority in voting power of the XM common stock issued and outstanding as of the close of business on the record date and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct business at the XM special meeting.

Q:	What vote is required to approve each proposal?

A:	To amend the certificate of incorporation of SIRIUS: the affirmative vote of a majority of the outstanding shares of common stock of SIRIUS entitled to vote is required to approve the amendment to the certificate of incorporation to increase the authorized number of shares of common stock, which is referred to in this Proxy Statement as the Charter Amendment.

To issue SIRIUS common stock and Series A convertible preferred stock in the merger: the affirmative vote of a majority of the SIRIUS shares voting on the proposal is required to approve the issuance of SIRIUS common stock and Series A convertible preferred stock in the merger, which is referred to in this Proxy Statement as the Share Issuance.

To approve the merger agreement: the affirmative vote of a majority of the outstanding shares of XM common stock entitled to vote is required to approve the merger agreement, which is referred to in this Proxy Statement as the Merger Proposal.

Q:	What if I do not vote on the matters relating to the merger?

A:	If you are a SIRIUS stockholder and you fail to vote or fail to instruct your broker or other nominee how to vote on the Charter Amendment, your failure to vote will have the same effect as a vote against the Charter

v

Amendment. If you respond with an “abstain” vote, your proxy will have the same effect as a vote against this proposal. If you respond but do not indicate how you want to vote on the Charter Amendment, your proxy will be counted as a vote in favor of the Charter Amendment.

If you are a SIRIUS stockholder and you fail to vote or fail to instruct your broker or other nominee how to vote on the Share Issuance, it will have no effect on the outcome of the vote for this proposal. Similarly, if you respond with an “abstain” vote, your proxy will have no effect on the outcome of the vote for this proposal. If you respond but do not indicate how you want to vote on the Share Issuance, your proxy will be counted as a vote in favor of the Share Issuance.

The approval of the Charter Amendment and the Share Issuance are conditioned on each other, and approval of each is required for completion of the merger.

If you are an XM stockholder and you fail to vote or fail to instruct your broker or other nominee how to vote on the Merger Proposal, it will have the same effect as a vote against the Merger Proposal. If you respond with an “abstain” vote on the Merger Proposal, your proxy will have the same effect as a vote against the Merger Proposal. If you respond but do not indicate how you want to vote on the Merger Proposal, your proxy will be counted as a vote in favor of the Merger Proposal.

Q:	What if I hold shares in both XM and SIRIUS?

A.	If you are a stockholder of both XM and SIRIUS, you will receive two separate packages of proxy materials. A vote as an XM stockholder for the Merger Proposal will not constitute a vote as a SIRIUS stockholder for the Charter Amendment or the Share Issuance, or vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from XM or SIRIUS, or vote as both a XM and SIRIUS stockholder by internet or telephone.

Q:	May I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at your special meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of SIRIUS or XM, as applicable;

•	by sending a completed proxy card bearing a later date than your original proxy card;

•	by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

•	by attending your special meeting and voting in person. Your attendance alone will not revoke any proxy.

If you choose any of the first three methods, you must take the described action no later than the beginning of the applicable special meeting.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	What are the material U.S. federal income tax consequences of the merger?

A:	SIRIUS and XM intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, which we refer to as the Code, for U.S. federal income tax purposes. Accordingly, a holder of XM common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder’s shares of XM common stock for shares of SIRIUS common stock pursuant to the merger.

Q:	Do I have appraisal rights?

A:	Holders of XM common stock or SIRIUS common stock will not be entitled to exercise any appraisal rights in connection with the merger.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send your stock certificates with your proxy card.

If you are a holder of XM common stock, you will receive written instructions from the exchange agent after the merger is completed on how to exchange your stock certificates for SIRIUS common stock. SIRIUS stockholders will not be required to exchange their stock certificates in connection with the merger. SIRIUS stockholders holding stock certificates should keep their stock certificates both now and after the merger is completed.

Q:	What if I hold XM and SIRIUS stock options or other stock-based awards?

A:	SIRIUS stock options and other equity-based awards, including restricted stock units, will remain outstanding and will not be affected by the merger.

In the merger, all outstanding XM employee stock options and other stock-based awards will be converted into options and stock-based awards of SIRIUS, and those options and awards will entitle the holder to receive SIRIUS common stock. The number of shares issuable under those options and awards, and, if applicable, the exercise prices for those options and awards, will be adjusted based on the exchange ratio.

Q:	Who should I contact if I have any questions about the proxy materials or voting power?

A:	If you have any questions about the merger or if you need assistance in submitting your proxy or voting your shares or need additional copies of the Proxy Statement or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares.

If you are a SIRIUS stockholder, you should contact , the proxy solicitation agent for SIRIUS. If you are an XM stockholder, you should contact , the proxy solicitation agent for XM. If your shares are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus, referred to as this Proxy Statement, and does not contain all the information that may be important to you. SIRIUS and XM urge you to read carefully this Proxy Statement in its entirety, as well as the annexes. Additional, important information is also contained in the documents incorporated by reference into this Proxy Statement; see “Where You Can Find More Information” beginning on page 96. Unless stated otherwise, all references in this Proxy Statement to SIRIUS are to Sirius Satellite Radio Inc., all references to XM are to XM Satellite Radio Holdings Inc. and all references to the merger agreement are to the Merger Agreement, dated as of February 19, 2007, by and among SIRIUS, Vernon Merger Corporation and XM, a copy of which is attached as Annex A to this Proxy Statement.

The Merger

Each of the boards of directors of XM and SIRIUS has approved a strategic merger, combining XM and SIRIUS in what the parties intend to be a “merger of equals.” SIRIUS and XM have entered into an agreement and plan of merger pursuant to which SIRIUS and XM will combine their businesses through the merger of XM with a newly formed, wholly-owned subsidiary of SIRIUS, with XM thereupon becoming a wholly-owned subsidiary of SIRIUS. In the proposed merger, XM stockholders will receive 4.6 shares of SIRIUS common stock for each share of XM common stock. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing. SIRIUS’ stockholders will continue to own their existing shares, which will not be affected by the merger.

The Parties

SIRIUS

SIRIUS is a satellite radio provider in the United States. It offers over 130 channels to its subscribers — 69 channels of 100% commercial-free music and 65 channels of sports, news, talk, entertainment, traffic, weather and data content. The core of the SIRIUS enterprise is programming; SIRIUS is committed to creating the best programming in all of radio.

SIRIUS broadcasts through its proprietary satellite radio system, which currently consists of three orbiting satellites, 124 terrestrial repeaters that receive and retransmit SIRIUS’ signal, a satellite uplink facility and its studios. Subscribers receive their service through SIRIUS radios, which are sold by automakers, consumer electronics retailers, mobile audio dealers and through SIRIUS’ website. Subscribers can also receive SIRIUS’ music channels and certain other channels over the Internet. As of June 30, 2007, SIRIUS had 7,142,538 subscribers.

For the year ended December 31, 2006, SIRIUS had revenues of approximately $637 million and a net loss of approximately $1.1 billion. For the six months ended June 30, 2007, SIRIUS had revenues of approximately $430 million and a net loss of approximately $279 million.

SIRIUS was incorporated in the State of Delaware as Satellite CD Radio Inc. on May 17, 1990. SIRIUS’ principal offices are located at 1221 Avenue of the Americas, 36th Floor, New York, New York 10020, and its telephone number is (212) 584-5100.

XM

XM is a satellite radio provider in the United States. It offers over 170 channels to its subscribers — 69 channels of 100% commercial-free music and over 100 channels of news, talk, information, entertainment and sports programming. XM believes that it appeals to consumers because of its innovative and diverse programming, nationwide coverage, many commercial-free music channels and digital sound quality.

XM broadcasts through its proprietary satellite radio system, which currently consists of two orbiting satellites, two in-orbit spare satellites, terrestrial repeaters that receive and retransmit XM’s signal, satellite uplink facilities and its studios. Subscribers receive their service through XM radios, which are sold by automakers, consumer electronics retailers, mobile audio dealers and through XM’s website. Subscribers can also receive XM music channels and certain other channels over the Internet. As of June 30, 2007, XM had over 8.25 million subscribers.

For the year ended December 31, 2006, XM had revenues of approximately $933 million and a net loss of approximately $719 million. For the six months ended June 30, 2007, XM had revenues of approximately $541 million and a net loss of approximately $298 million.

XM is a holding company and was incorporated in the State of Delaware as AMRC Holdings, Inc. on May 16, 1997. XM’s principal offices are located at 1500 Eckington Place, NE, Washington, DC 20002, and XM’s telephone number at that location is (202) 380-4000.

Merger Sub

Vernon Merger Corporation, or Merger Sub, a wholly-owned subsidiary of SIRIUS, is a Delaware corporation formed on February 15, 2007, for the purpose of effecting the merger. Upon completion of the merger, Merger Sub will merge with and into XM, and XM will become a wholly-owned subsidiary of SIRIUS.

Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

The Merger

A copy of the merger agreement is attached as Annex A to this Proxy Statement. We encourage you to read the entire merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see “The Merger Agreement” beginning on page 52.

Consideration to be Received in the Merger by XM Stockholders

Each outstanding share of XM common stock will be converted into the right to receive 4.6 shares of SIRIUS common stock in the merger, which we refer to as the exchange ratio. Each outstanding share of Series A convertible preferred stock of XM will be similarly converted into the right to receive 4.6 shares of SIRIUS Series A convertible preferred stock, a newly-designated series of preferred stock of SIRIUS, in the merger, having substantially the same powers, designations, preferences, rights and qualifications, limitations and restrictions as the stock so converted.

Holders of XM common stock will not receive any fractional SIRIUS shares in the merger. Instead, the total number of shares that each holder of XM common stock will receive in the merger will be rounded down to the nearest whole number, and SIRIUS will pay cash for any resulting fractional share that an XM stockholder otherwise would be entitled to receive. The amount of cash payable for a fractional share of SIRIUS common stock will be determined by multiplying the fraction by the average closing price for SIRIUS common stock on the last trading day immediately prior to the merger.

The merger agreement provides for adjustments to the exchange ratio to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into XM Series A convertible preferred stock, common stock or SIRIUS common stock), reorganization, recapitalization, reclassification or other like change with respect to XM Series A convertible preferred stock, SIRIUS common stock or XM common stock with a record date prior to the merger. For a more complete description of the merger consideration, see “The Merger Agreement — Consideration to be Received in the Merger” beginning on page 52.

Treatment of Stock Options and Other Stock-based Awards

SIRIUS

SIRIUS stock options and other equity-based awards, including restricted stock units, will remain outstanding and will not be affected by the merger.

XM

In the merger, all outstanding XM employee stock options and other stock-based awards will be converted into options and stock-based awards of SIRIUS, and those options and awards will entitle the holder to receive SIRIUS common stock. The number of shares issuable under those options and awards, and the exercise prices for those options and awards, will be adjusted based on the exchange ratio.

For a more complete discussion of the treatment of XM options and other stock-based awards, see “The Merger Agreement — Treatment of XM Options and Other Stock-based Awards” beginning on page 61.

Directors and Executive Management Following the Merger

The SIRIUS board of directors after the merger will initially consist of 12 directors. Mel Karmazin, SIRIUS’ Chief Executive Officer, or CEO, and a member of the SIRIUS board of directors, will remain CEO of the combined company and a member of the board of directors. Gary M. Parsons, XM’s Chairman, will become chairman of the board of directors of the combined company. Of the remaining 10 directors, XM and SIRIUS will each designate four directors, who will qualify as independent directors, and XM will designate two additional directors (one will be a designee of General Motors and the other will be a designee of American Honda).

For a more complete discussion of the directors and management of SIRIUS, see “The Merger — Interests of Directors and Executive Officers in the Merger” beginning on page 42.

Recommendations of the SIRIUS Board of Directors

After careful consideration, the SIRIUS board of directors recommends that holders of SIRIUS common stock vote FOR the Charter Amendment and the Share Issuance.

For a more complete description of SIRIUS’ reasons for the merger and the recommendations of the SIRIUS board of directors, see “The Merger — Reasons for the Merger” and “— SIRIUS Board of Directors’ Recommendations” beginning on pages 22 and 24, respectively.

Recommendation of the XM Board of Directors

After careful consideration, the XM board of directors recommends that holders of XM common stock vote FOR the Merger Proposal.

For a more complete description of XM’s reasons for the merger and the recommendation of the XM board of directors, see “The Merger — Reasons for the Merger” and “— XM Board of Directors’ Recommendation” beginning on pages 22 and 25, respectively.

Opinions of Financial Advisor

SIRIUS Financial Advisor

SIRIUS’ board of directors considered the analyses of Morgan Stanley & Co. Incorporated, and Morgan Stanley rendered an opinion that, as of February 18, 2007 and based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to SIRIUS. The full text of the Morgan Stanley opinion, dated February 18, 2007, is attached as Annex B to this Proxy Statement. You are urged to read the opinion carefully in its entirety for a description of the assumptions on the review undertaken.

Morgan Stanley provided its opinion for the use and benefit of the SIRIUS board of directors in connection with its consideration of the merger. The Morgan Stanley opinion is not intended to be and does not constitute a recommendation to any stockholder as to how that stockholder should vote or act with respect to the proposed merger or any other matter described in this Proxy Statement. Morgan Stanley was not requested to opine as to, and its opinion does not in any manner address, SIRIUS’ underlying business decision to proceed with or effect the merger. The summary of the Morgan Stanley opinion in this Proxy Statement is qualified in its entirety by reference to the full text of the opinion.

Pursuant to the terms of the engagement letter with Morgan Stanley, SIRIUS has agreed to pay Morgan Stanley a transaction fee of $10 million for services rendered in connection with the merger, which will be paid only if the merger is successfully completed. Also, pursuant to the engagement letter, Morgan Stanley will be eligible to receive an additional fee of up to $7.5 million, payable at the sole discretion of the SIRIUS board of directors. In the event that the merger agreement is terminated, Morgan Stanley is entitled to receive 15% of any breakup fee paid to SIRIUS as a result of such termination, up to a maximum amount of $10 million. In addition, SIRIUS has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement. SIRIUS and Morgan Stanley entered into the engagement letter on the same day as Morgan Stanley issued its opinion. However, services performed prior to February 18, 2007 were subject to the same parameters as set forth in the engagement letter and no separate fee will be paid for any such services.

For a more complete description of Morgan Stanley’s opinion, see “The Merger — Opinion of Financial Advisor to the SIRIUS Board of Directors” beginning on page 27. See also Annex B to this Proxy Statement.

XM Financial Advisor

The XM board of directors considered the analyses of J.P. Morgan Securities Inc., and JPMorgan rendered its oral opinion that, as of February 18, 2007 and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of XM common stock. JPMorgan subsequently confirmed its oral opinion by delivering its written opinion, dated February 20, 2007, the full text of which is attached as Annex C to this Proxy Statement. You are urged to read the opinion carefully in its entirety for a description of the assumptions on the review undertaken.

JPMorgan provided its opinion for the use and benefit of the XM board of directors in connection with its consideration of the merger. The JPMorgan opinion is not intended to be and does not constitute a recommendation to any stockholder as to how that stockholder should vote or act with respect to the proposed merger or any other matter described in this Proxy Statement. JPMorgan was not requested to opine as to, and its opinion does not in any manner address, XM’s underlying business decision to proceed with or effect the merger. The summary of the JPMorgan opinion in this Proxy Statement is qualified in its entirety by reference to the full text of the opinion.

For services rendered in connection with the merger (including the delivery of its opinion), XM has agreed to pay JPMorgan $12,500,000, a substantial portion of which is dependent on completion of the merger. In addition, XM has agreed to reimburse JPMorgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under the federal securities laws.

For a more complete description of the JPMorgan opinion, see “The Merger — Opinion of Financial Advisor to the XM Board of Directors” beginning on page 35. See also Annex C to this Proxy Statement.

Interests of Directors and Executive Officers in the Merger

You should be aware that some of the directors and officers of SIRIUS and XM have interests in the merger that are different from, or are in addition to, the interests of stockholders generally. These interests relate to the treatment of equity-based compensation awards held by directors and executive officers of XM in the merger, the appointment of Gary M. Parsons, currently XM’s chairman, as chairman of the board of directors of the combined company, the appointment of Mel Karmazin, currently CEO and member of the board of directors of SIRIUS, as CEO of the combined company, the appointment of six designees of XM (which may be existing XM directors) and four SIRIUS designees (which may be existing SIRIUS directors) as directors of the combined company after the merger, change-in-control severance arrangements covering XM’s executive officers and one SIRIUS executive officer, general severance provisions for other SIRIUS executive officers and the indemnification of XM’s and SIRIUS’ directors and officers by SIRIUS.

For a further discussion of interests of directors and executive officers in the merger, see “The Merger — Interests of Directors and Executive Officers in the Merger” beginning on page 42.

Material U.S. Federal Income Tax Consequences of the Merger

XM and SIRIUS intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Accordingly, a holder of XM common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder’s shares of XM common stock for shares of SIRIUS common stock pursuant to the merger. It is a condition to each of XM’s and SIRIUS’ respective obligations to complete the merger that it receives a separate legal opinion, at the effective time of the merger, that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

For a more complete description of the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences” beginning on page 50.

The tax consequences of the merger to you may depend on your own situation. In addition, you may be subject to state, local or foreign tax laws that are not addressed in this Proxy Statement. You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.

Accounting Treatment of the Merger

The merger will be accounted for as an acquisition by SIRIUS of XM under the purchase method of accounting according to U.S. generally accepted accounting principles.

No Appraisal Rights

Under Section 262 of the General Corporation Law of the State of Delaware, the holders of SIRIUS common stock and the holders of XM common stock do not have appraisal rights in connection with the merger. However, the holder of XM Series A convertible preferred stock will have the right to seek appraisal of the fair value of its shares under the Delaware General Corporation Law.

Regulatory Matters

FCC Approval.  Both XM and SIRIUS are subject to regulation by the Federal Communications Commission, which we refer to as the FCC, and the FCC must approve the transfer to the combined company of control of certain licenses held by XM and SIRIUS or their respective subsidiaries as a result of the merger. As part of the approval process, the FCC released a public notice seeking comments on the consolidated application for authority to transfer control that SIRIUS and XM filed on March 20, 2007 and released a notice of proposed rule making seeking public comments on whether language prohibiting the transfer of control of both satellite radio licenses to a single entity in a 1997 order is a rule and if so whether the rule should be changed to allow the merger. While we believe that this approval will be obtained, there can be no assurance of this or that burdensome conditions will not be imposed as a condition of this approval. If such conditions would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the combined company following the merger, the parties may determine not to proceed with the merger. This FCC approval may not be obtained before our stockholders vote on the merger. Each party’s obligations to complete the merger are subject to receipt of FCC approval and either party can terminate the merger agreement if the requisite approval has been denied and the denial has become final and non-appealable. In this case, the terminating party would not be required to pay a termination fee.

United States Antitrust Approval.  The merger is also subject to the expiration or termination of the applicable waiting period under the U.S. antitrust laws. The merger agreement requires SIRIUS and XM to satisfy any conditions or divestiture requirements imposed upon them by regulatory authorities, unless the conditions or divestitures would reasonably be expected to have a material adverse effect on the combined company after completion of the merger. In this case, neither XM nor SIRIUS will be obligated to effect the merger and the merger agreement can be terminated by their mutual consent. In addition, either party can terminate the merger agreement if the merger has not been effected by March 1, 2008. In either case, no termination fee is due. Subject to the terms and conditions of the merger agreement, each party will use its reasonable best efforts to prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, filings and other documents and to obtain, as promptly as practicable, the required regulatory approvals in order to consummate the merger or any of the other transactions contemplated by the merger agreement. The United States antitrust approval may not be obtained before our stockholders vote on the merger. Either SIRIUS or XM has the right to terminate the merger agreement if any requisite regulatory approval has been denied and the denial has become final and non-appealable. In this case, the terminating party would not be required to pay a termination fee.

For a more complete discussion of regulatory matters relating to the merger, see “The Merger — Regulatory Approvals Required for the Merger” beginning on page 47.

Conditions to Completion of the Merger

We expect to complete the merger after all the conditions to the merger in the merger agreement are satisfied or waived, including after we receive stockholder approvals at the special meetings of SIRIUS and XM and receive all required regulatory approvals. We currently expect to complete the merger by the end of 2007. However, it is possible that factors outside of our control could require us to complete the merger at a later time or not to complete it at all.

Each party’s obligation to complete the merger is subject to the satisfaction or waiver of various conditions, including the following:

•	receipt of the required stockholder approvals;

•	receipt of NASDAQ authorization for listing of SIRIUS common stock to be issued in the merger or reserved for issuance upon exercise of converted XM equity awards;

•	receipt of FCC approval for the merger;

•	expiration or termination of the waiting period under U.S. antitrust laws;

•	receipt of any other required regulatory approvals;

•	the SEC declaring effective the registration statement, of which this Proxy Statement is a part, and the registration statement not being subject to any stop order or threatened stop order;

•	no injunctions, restraints, legal restraints or prohibitions preventing the consummation of the merger;

•	no action taken by any governmental entity, or other circumstance, which imposes any restriction upon SIRIUS or the combined company which would have a material adverse effect on SIRIUS after the effective time of the merger;

•	accuracy of the other party’s representations and warranties in the merger agreement, including their representation that no material adverse change has occurred;

•	the other party’s compliance with its obligations under the merger agreement; and

•	receipt of opinions of counsel relating to the U.S. federal income tax treatment of the merger.

The merger agreement provides that any or all of these conditions may be waived, in whole or in part, by SIRIUS or XM, to the extent legally allowed. Neither XM nor SIRIUS currently expects to waive any material condition to the completion of the merger. If either SIRIUS or XM determines to waive any condition to the merger that would result in a material and adverse change in the terms of the merger to XM or SIRIUS stockholders (including any change in the tax consequences of the transaction to XM stockholders), proxies would be resolicited from the SIRIUS or XM stockholders, as applicable. For a more complete discussion of the conditions to the merger, see “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 56.

Debt Restructuring

As a result of the merger, an offer to repurchase a significant portion of XM’s outstanding debt at 101% of the principal amount thereof may be required and additional funds to finance the repurchase may not be available on terms favorable to the combined company or at all. Any required repurchase offers would likely be financed with other debt. At June 30, 2007, the aggregate principal amount of XM’s outstanding notes was approximately $1.5 billion and none of XM’s outstanding notes were trading above 101% of the outstanding principal amount. We believe that if the notes are trading above 101% at the time of any repurchase offer, a large majority of the holders would be unlikely to sell their notes to XM in the repurchase offer. Moreover, SIRIUS may consider repurchasing outstanding debt in connection with the merger. Any repurchase would likely be financed with other debt. At June 30, 2007, the aggregate principal amount of SIRIUS’ long-term debt was approximately $1.3 billion.

Timing of the Merger

The merger is expected to be completed by the end of 2007, subject to the receipt of necessary regulatory approvals and the satisfaction or waiver of other closing conditions. For a discussion of the timing of the merger, see “The Merger Agreement — Closing and Effective Time of the Merger” beginning on page 52.

No Solicitation of Other Offers

In the merger agreement, each of XM and SIRIUS has agreed that it will not directly or indirectly:

•	solicit, initiate, encourage or knowingly facilitate any acquisition proposal;

•	participate in any discussions or negotiations regarding, or furnish to any person any confidential information in connection with, or knowingly facilitate any effort or attempt to make or implement, an acquisition proposal; or

•	approve or recommend, or enter into, any letter of intent, merger agreement, option agreement or other similar agreement related to any acquisition proposal or propose or agree to do any of the foregoing.

The merger agreement does not, however, prohibit either party from considering a bona fide acquisition proposal from a third party if certain specified conditions are met. For a discussion of the prohibition on solicitation of acquisition proposals from third parties, see “The Merger Agreement — No Solicitation” beginning on page 58.

Termination of the Merger Agreement

Generally, the merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger (including after stockholder approval):

•	by mutual written consent of SIRIUS and XM; or

•	by either party, if:

•	a governmental entity that must grant a requisite regulatory approval has denied approval of the merger and the denial has become final and non-appealable, or any governmental entity issues an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger, and such order, decree, ruling or other action has become final and non-appealable;

•	the merger is not consummated on or before March 1, 2008;

•	the other party breached any of the agreements or representations in the merger agreement, in a way that the related condition to closing would not be satisfied, and this breach is either incurable or not cured within 45 days;

•	the required approval by the stockholders of SIRIUS or XM has not been obtained at the respective stockholders meeting or any adjournment or postponement thereof; or

•	the board of directors of the other party changes its recommendation that its stockholders vote in favor of the merger.

Termination Fees and Expenses

Either party will be paid a $175 million termination fee by the other party if (i) the board of directors of the other party has, pursuant to the merger agreement, made an adverse recommendation and such party has timely elected to terminate the merger agreement; (ii) it is entitled but fails to terminate the merger agreement in connection with such change in recommendation and the other party materially breaches its obligations under the merger agreement by failing to call its stockholder meeting or prepare and mail this Proxy Statement; or (iii) the other party has effected a change in recommendation other than in accordance with the provisions of the merger agreement or approved, recommended or entered into an agreement with respect to an acquisition proposal other than in accordance with the provisions of the merger agreement.

In addition, if (i) either party terminates the merger agreement because the stockholder vote required to approve the merger has not been obtained upon a vote taken at the other party’s stockholders meeting and (ii) before the other party’s stockholders meeting an acquisition proposal is communicated to the senior management or board of directors of the other party, then this party shall pay one-third of $175 million. If within twelve months of the date of the merger termination, the other party or any of its subsidiaries executes or consummates any acquisition proposal, then it shall pay the remaining two-thirds of $175 million.

Furthermore, if (i) either party terminates the merger agreement because the merger is not consummated on or before March 1, 2008 or a party terminates the merger agreement because the other party breached any of the covenants or agreements or any of the representations or warranties in the merger agreement, (ii) before such termination there is a “public proposal” with respect to the other party, and (iii) following the occurrence of the public proposal, the other party breached intentionally or recklessly (and not cured after notice) any of its representations, warranties, covenants or agreements set forth in the merger agreement, which shall have materially contributed to the failure of the closing to occur prior to the termination of the merger agreement, then the breaching party shall pay one-third of the $175 million termination fee. If within twelve months of the date of the merger termination, the breaching party or any of its subsidiaries executes or consummates any acquisition proposal, then the breaching party shall pay the remaining two-thirds of the $175 million termination fee.

This termination fee could discourage other companies from seeking to acquire or merge with either XM or SIRIUS. See “The Merger Agreement — Termination”, “— Effect of Termination” and “— Termination Fees and Expenses” beginning on pages 59 and 60, respectively.

Matters to be Considered at the Special Meetings

SIRIUS

SIRIUS stockholders will be asked to vote on the following proposals:

•	to amend SIRIUS’ certificate of incorporation to increase the number of authorized shares of SIRIUS common stock in connection with the merger, which is referred to in this Proxy Statement as the Charter Amendment;

•	to approve the issuance of SIRIUS common stock, par value $0.001 per share, and a new series of SIRIUS preferred stock in the merger, which is referred to in this Proxy Statement as the Share Issuance;

•	to approve any motion to adjourn or postpone the SIRIUS special meeting to another time or place, if necessary, to solicit additional proxies; and

•	to conduct any other business that properly comes before the SIRIUS special meeting or any adjournment or postponement thereof.

The first two proposals listed above relating to the merger are conditioned upon each other and the approval of each such proposal is required for completion of the merger.

The SIRIUS board of directors recommends that SIRIUS stockholders vote FOR all of the proposals set forth above, as more fully described under “SIRIUS Special Meeting” beginning on page 64.

XM

XM stockholders will be asked to vote on the following proposals:

•	to adopt the merger agreement, which is referred to in this Proxy Statement as the Merger Proposal;

•	to approve any motion to adjourn or postpone the XM special meeting to another time or place, if necessary, to solicit additional proxies; and

•	to conduct any other business that properly comes before the XM special meeting and any adjournment or postponement thereof.

The XM board of directors recommends that XM stockholders vote FOR all of the proposals set forth above, as more fully described under “XM Special Meeting” beginning on page 69.

Voting by SIRIUS and XM Directors and Executive Officers

On          , 2007, the record date set by the SIRIUS board of directors, directors and executive officers of SIRIUS and their affiliates owned and were entitled to vote    shares of SIRIUS common stock, or approximately     %, of the total voting power of the shares of SIRIUS common stock outstanding on that date. On          , 2007, the record date set by the XM board of directors, directors and executive officers of XM and their affiliates owned and were entitled to vote    shares of XM common stock, or approximately     % of the shares of XM common stock outstanding on that date.

SELECTED HISTORICAL FINANCIAL DATA OF SIRIUS

The following table sets forth certain of SIRIUS’ consolidated financial data as of and for each of the periods indicated. The financial information for the year ended December 31, 2002, 2003, 2004, 2005 and 2006, and as of December 31, 2002, 2003, 2004, 2005 and 2006 is derived from SIRIUS’ audited consolidated financial statements which are incorporated by reference into this Proxy Statement. The consolidated financial information as of and for the six-month periods ended June 30, 2006 and 2007 is derived from SIRIUS’ unaudited consolidated financial statements incorporated by reference into this Proxy Statement. In SIRIUS’ opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of our financial position and results of operations for such periods. Interim results for the six months ended June 30, 2007 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2007.

The selected historical financial data below should be read in conjunction with the consolidated financial statements that are incorporated by reference into this document and their accompanying notes.

						Six Months Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands, except per share amounts)

Statements of Operations Data:
Total revenue	$805	$12,872	$66,854	$242,245	$637,235	$276,742	$430,464
Loss from operations	(313,127)	(437,530)	(678,304)	(829,140)	(1,067,724)	(676,641)	(257,645)
Net loss(1)	(422,481)	(226,215)	(712,162)	(862,997)	(1,104,867)	(696,372)	(278,892)
Net loss applicable to common stockholders(1)	(468,466)	(314,423)	(712,162)	(862,997)	(1,104,867)	(696,372)	(278,892)
Net loss per share applicable to common stockholders (basic and diluted)	$(6.13)	$(0.38)	$(0.57)	$(0.65)	$(0.79)	$(0.50)	$(0.19)
Weighted average common shares outstanding (basic and diluted)	76,394	827,186	1,238,585	1,325,739	1,402,619	1,395,549	1,459,701
Balance Sheet Data:
Cash and cash equivalents	$18,375	$520,979	$753,891	$762,007	$393,421	$534,963	$424,749
Marketable securities	155,327	28,904	5,277	117,250	15,500	48,625	4,654
Restricted investments	7,200	8,747	97,321	107,615	77,850	108,315	78,160
Total assets	1,340,940	1,617,317	1,957,613	2,085,362	1,658,528	1,811,396	1,688,272
Long-term debt, net of current portion	670,357	194,803	656,274	1,084,437	1,068,249	1,083,929	1,281,742
Accrued interest, net of current portion	46,914	—	—	—	—	—	—
Preferred stock	531,153	—	—	—	—	—	—
Accumulated deficit	(927,479)	(1,153,694)	(1,865,856)	(2,728,853)	(3,833,720)	(3,425,225)	(4,112,612)
Stockholders’ (deficit) equity(2)	36,846	1,325,194	1,000,633	324,968	(389,071)	(57,123)	(539,476)

(1)	Net loss and net loss applicable to common stockholders for the year ended December 31, 2003 included other income of $256,538 related to our debt restructuring.

(2)	No cash dividends were declared or paid in any of the periods presented.

SELECTED HISTORICAL FINANCIAL DATA OF XM

The following table sets forth certain of XM’s consolidated financial data as of and for each of the periods indicated. The financial information for the year ended December 31, 2002, 2003, 2004, 2005 and 2006, and as of December 31, 2002, 2003, 2004, 2005 and 2006 is derived from XM’s audited consolidated financial statements which are incorporated by reference into this Proxy Statement. The consolidated financial information as of and for the six-month periods ended June 30, 2006 and 2007 is derived from XM’s unaudited consolidated financial statements incorporated by reference into this Proxy Statement. In XM’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of XM’s financial position and results of operations for such periods. Interim results for the six months ended June 30, 2007 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2007.

The selected historical financial data below should be read in conjunction with the consolidated financial statements that are incorporated by reference into this document and their accompanying notes.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands, except per share amounts)

Statements of Operations Data:
Total revenue	$20,181	$91,781	$244,443	$558,266	$933,417	$435,852	$541,387
Loss from operations	(438,780)	(454,458)	(461,041)	(555,535)	(403,098)	(202,453)	(196,037)
Net loss	(495,012)	(584,535)	(642,368)	(666,715)	(718,872)	(378,330)	(298,185)
Net loss applicable to common stockholders(1)	(515,871)	(604,880)	(651,170)	(675,312)	(731,692)	(383,048)	(298,185)
Net loss per share applicable to common stockholders (basic and diluted)	$(5.95)	$(4.83)	$(3.30)	$(3.07)	$(2.70)	$(1.47)	$(0.97)
Weighted average common shares outstanding (basic and diluted)	86,735	125,176	197,318	219,620	270,587	259,866	306,155
Balance Sheet Data:
Cash and cash equivalents	$32,818	$418,307	$717,867	$710,991	$218,216	$431,087	$275,392
Marketable securities	—	—	—	23,006	5,860	5,985	7,938
Restricted investments	29,742	4,151	4,492	5,438	2,098	2,658	196
Total assets	1,160,280	1,526,782	1,821,635	2,223,661	1,840,618	2,147,594	1,812,958
Long-term debt, net of current portion	412,540	743,254	948,741	1,035,584	1,286,179	1,341,066	1,476,720
Preferred stock	119	114	60	60	54	55	54
Accumulated deficit	(885,986)	(1,470,521)	(2,112,889)	(2,779,604)	(3,498,476)	(3,157,934)	(3,796,661)
Stockholders’ (deficit) equity(2)	592,311	532,888	336,163	80,948	(397,880)	(185,938)	(659,861)

(1)	Net loss applicable to common stockholders includes stock dividends and retirement losses relating to Series B and C preferred stock.

(2)	No cash dividends were declared or paid in any of the periods presented.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following summary unaudited pro forma condensed combined financial information is designed to show how the merger of SIRIUS and XM might have affected historical financial statements if the merger had been completed at an earlier time and was prepared based on the historical financial results reported by SIRIUS and XM. The following should be read in connection with “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 72 and the SIRIUS and XM audited consolidated financial statements, which are incorporated by reference into this Proxy Statement.

The unaudited pro forma balance sheet data assumes that the merger took place on June 30, 2007 and combines SIRIUS’ consolidated balance sheet as of June 30, 2007 with XM’s consolidated balance sheet as of June 30, 2007. The unaudited pro forma statements of operations data for the six months ended June 30, 2007 and for the year ended December 31, 2006 give effect to the merger as if it occurred on January 1, 2006.

The pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been a single company during these periods.

	Year Ended	Six Months Ended
	December 31,	June 30,
	2006	2007
	(In thousands, except per share amounts)

Statements of Operations Data:
Total revenue	$1,570,652	$971,851
Loss from operations	(1,598,489)	(517,515)
Net loss	(1,925,506)	(637,290)
Net loss applicable to common stockholders	(1,938,326)	(637,290)
Net loss per share applicable to common stockholders (basic and diluted)	$(0.73)	$(0.22)
Weighted average common shares outstanding (basic and diluted)	2,663,151	2,901,898

As of
June 30,
2007
(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$700,141
Marketable securities	12,592
Restricted investments	78,356
Total assets	10,263,300
Long-term debt, net of current portion	2,774,792
Preferred stock	25
Accumulated deficit	(4,112,612)
Stockholders’ equity	5,037,958

COMPARATIVE PER SHARE DATA (UNAUDITED)

The following table shows per share data regarding loss from continuing operations, book value per share and cash dividends for SIRIUS and XM on a historical, pro forma combined basis. The pro forma book value per share information was computed as if the merger had been completed on June 30, 2007. The pro forma loss from continuing operations information was computed as if the merger had been completed on January 1, 2006. The XM pro forma equivalent information was calculated by multiplying the corresponding pro forma combined data by the exchange ratio of 4.6 to 1.0. This information shows how each share of XM common stock would have participated in the combined companies’ losses from continuing operations and book value per share if the merger had been completed on the relevant dates. These amounts do not necessarily reflect future per share amounts of earnings (losses) from continuing operations and book value per share of the combined company.

The following unaudited comparative per share data is derived from the historical consolidated financial statements of each of SIRIUS and XM. The information below should be read in conjunction with the audited consolidated financial statements and accompanying notes of SIRIUS and XM, which are incorporated by reference into this Proxy Statement. We urge you also to read “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 72.

	As of and	As of and
	For the Year	For the Six
	Ended	Months Ended
	December 31,	June 30,
	2006	2007

Sirius Satellite Radio Inc.
Loss from continuing operations per common share — basic and diluted	$(0.79)	$(0.19)
Book value per share	(0.27)	(0.37)
Cash dividends	—	—
XM Satellite Radio Holdings Inc.
Loss from continuing operations per common share — basic and diluted	$(2.70)	$(0.97)
Book value per share	(1.30)	(2.15)
Cash dividends	—	—
Sirius Satellite Radio Inc. Pro Forma Combined
Loss from continuing operations per common share — basic and diluted	$(0.73)	$(0.22)
Book value per share	N/A	1.75
Cash dividends	—	—
XM Satellite Radio Holdings Inc. Pro Forma Equivalent(1)
Loss from continuing operations per common share — basic and diluted	$(3.36)	$(1.01)
Book value per share	N/A	8.05
Cash dividends	—	—

(1)	XM Satellite Radio Holdings Inc. pro forma equivalent amounts are calculated by multiplying pro forma combined per share amounts by the exchange ratio of 4.6.

MARKET PRICES AND DIVIDENDS AND OTHER DISTRIBUTIONS

Stock Prices

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share of SIRIUS common stock and XM common stock, both of which trade on the NASDAQ Global Select Market under the symbol “SIRI” and “XMSR,” respectively.

	SIRIUS
	Common Stock		XM Common Stock
	High	Low	High	Low

2005
First Quarter	$7.85	$5.13	$38.28	$27.99
Second Quarter	6.80	4.42	34.83	26.16
Third Quarter	7.61	6.20	37.31	32.57
Fourth Quarter	7.98	5.70	36.91	26.99
2006
First Quarter	6.82	4.36	30.46	19.66
Second Quarter	5.57	3.60	24.21	12.77
Third Quarter	4.77	3.62	14.98	9.63
Fourth Quarter	4.37	3.50	16.08	9.91
2007
First Quarter	4.26	3.18	17.70	12.80
Second Quarter	3.25	2.66	13.04	10.37
Third Quarter (through September 13, 2007)	3.57	2.71	14.84	10.50

On February 16, 2007, the last trading day before the public announcement of the signing of the merger agreement, the sales price per share of SIRIUS common stock was $3.70 and the last sales price per share of XM common stock was $13.98, in each case on the NASDAQ Global Select Market. On          , 2007, the latest practicable date before the date of this Proxy Statement, the last sales price per share of SIRIUS common stock was $      and the last sales price per share of XM common stock was $      , in each case on the NASDAQ Global Select Market.

Dividends and Other Distributions

SIRIUS has never paid cash dividends on its common stock. It currently intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. SIRIUS’ 9 5/8% Senior Notes due 2013 and the terms of its credit facilities restrict its ability to pay dividends.

XM has never paid any dividends on its common stock. XM Satellite Radio Inc., a subsidiary of XM, is restricted by the indentures governing its senior notes from paying dividends to XM, which, in turn, significantly limits XM’s ability to pay dividends. XM does not intend to pay cash dividends on its common stock in the foreseeable future.

The board of directors of the combined company will determine the new dividend policy, but it is expected that no dividends will be paid in the foreseeable future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Proxy Statement and in the documents that are incorporated by reference. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on business, results of operations or financial condition. Specifically, forward looking statements may include:

•	statements relating to the benefits of the merger, including anticipated synergies and cost savings estimated to result from the merger;

•	statements relating to future business prospects, number of subscribers, revenue, income and financial condition; and

•	statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These statements reflect management judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. With respect to these forward-looking statements, each of XM and SIRIUS management has made assumptions regarding, among other things, subscriber and network usage, subscriber growth and retention, pricing, operating costs and the economic environment.

Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include:

•	the ability to obtain governmental approvals of the merger on the proposed terms and time schedule, and without the imposition of significant terms, conditions, obligations or restrictions;

•	the risk that the businesses will not be integrated successfully;

•	expected cost savings from the merger may not be fully realized within the expected time frames or at all;

•	revenues following the merger may be lower than expected;

•	the effects of vigorous competition in the markets in which SIRIUS and XM operate;

•	an adverse change in the ratings afforded to debt securities by rating agencies or a lower rating afforded to the combined company’s debt securities;

•	the possibility of one or more of the markets in which XM and SIRIUS compete being impacted by changes in political or other factors such as monetary policy, legal and regulatory changes or other external factors over which they have no control;

•	the ability of the combined company to obtain debt financing on terms favorable to it or at all, whether to complete any required repurchase of outstanding debt or otherwise;

•	changes in general economic and market conditions; and

•	other risks referenced from time to time in filings with the SEC and those factors listed or incorporated by reference into this Proxy Statement under “Risk Factors” beginning on page 16.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Proxy Statement, or in the case of a document incorporated by reference, as of the date of that document. Except as required by law, neither SIRIUS nor XM undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by XM and SIRIUS. See “Where You Can Find More Information” beginning on page 94 for a list of the documents incorporated by reference.

RISK FACTORS

In addition to the other information contained or incorporated by reference into this Proxy Statement, you should carefully consider the following risk factors in deciding how to vote on the merger. In addition, you should read and consider the risks associated with each of the businesses of SIRIUS and XM because these risks will also relate to the combined company. Certain of these risks can be found in the documents incorporated by reference into this Proxy Statement.

Because the market price of SIRIUS common stock will fluctuate, XM stockholders cannot be sure of the market value of the SIRIUS common stock that they will receive.

When we complete the merger, shares of XM common stock will be converted into the right to receive 4.6 shares of SIRIUS common stock. The exchange ratio is fixed and will not be adjusted for changes in the market price of either SIRIUS common stock or XM common stock. The merger agreement does not provide for any price-based termination right. Accordingly, the market value of the shares of SIRIUS common stock that SIRIUS grants and XM stockholders will be entitled to receive when we complete the merger will depend on the market value of shares of SIRIUS common stock at the time that we complete the merger and could vary significantly from the market value on the date of this Proxy Statement or the date of the XM special meeting. The market value of the shares of SIRIUS common stock will continue to fluctuate after the completion of the merger. For example, during the first and the second calendar quarters of 2007, the market price of SIRIUS common stock ranged from a low of $2.66 to a high of $4.26, all as reported on the NASDAQ Global Select Market. See “Market Prices and Dividends and Other Distributions” on page 14.

These variations could result from changes in the business, operations or prospects of XM or SIRIUS prior to or following the merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of SIRIUS or XM. We may complete the merger a considerable period after the date of the SIRIUS special meeting and the XM special meeting.

The issuance of shares of SIRIUS common stock to XM stockholders in the merger will substantially reduce the percentage interests of SIRIUS stockholders.

If the merger is completed, SIRIUS will issue up to approximately 1.7 billion shares of SIRIUS common stock in the merger. Based on the number of shares of SIRIUS and XM common stock outstanding on the SIRIUS and XM record dates, XM stockholders before the merger will own, in the aggregate, approximately     % of the fully diluted shares of common stock immediately after the merger, excluding shares issuable upon conversion of XM’s outstanding convertible debt. The issuance of shares of SIRIUS common stock to XM stockholders in the merger and to holders of assumed options and restricted stock units to acquire shares of XM common stock and warrants will cause a significant reduction in the relative percentage interest of current SIRIUS stockholders in earnings, voting, liquidation value and book and market value.

Uncertainty about the merger and diversion of management could harm XM, SIRIUS or the combined company, whether or not the merger is completed.

In response to the announcement of the merger, existing or prospective subscribers, retailers, radio manufacturers, automakers and programming providers of XM or SIRIUS may delay or defer their purchasing or other decisions concerning XM or SIRIUS, or they may seek to change their existing business relationship. In addition, as a result of the merger, current and prospective employees could experience uncertainty about their future with XM or SIRIUS or the combined company. These uncertainties may impair each company’s ability to retain, recruit or motivate key personnel. Completion of the merger will also require a significant amount of time and attention from management. The diversion of management attention away from ongoing operations could adversely affect ongoing operations and business relationships.

Failure to complete the merger for regulatory or other reasons could adversely affect SIRIUS and XM stock prices and their future business and financial results.

Completion of the merger is conditioned upon, among other things, the receipt of certain regulatory and antitrust approvals, including from the Federal Communications Commission and under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval of SIRIUS and XM’s stockholders. There is no assurance that we will receive the necessary approvals or satisfy the other conditions to the completion of the merger. Failure to complete the proposed merger would prevent SIRIUS and XM from realizing the anticipated benefits of the merger. Each company will also remain liable for significant transaction costs, including legal, accounting and financial advisory fees. In addition, XM and Hugh Panero, XM’s former CEO, agreed to end his employment in August 2007 and, consequently, Mr. Panero will receive severance payments and benefits pursuant to his employment agreement. The cash payments under the employment agreement will be approximately $4.9 million in the aggregate. These payments are not conditioned upon the completion of the merger. Also, Nathaniel Davis, XM’s President, is currently serving as interim Chief Executive Officer of XM, but XM may have to select a permanent replacement for Mr. Panero if the merger is not completed. In addition, the market price of each company’s common stock may reflect various market assumptions as to whether the merger will occur. Consequently, the completion of, or failure to complete, the merger could result in a significant change in the market price of SIRIUS and XM’s common stock.

Any delay in completion of the merger may significantly reduce the benefits expected to be obtained from the merger.

In addition to the required regulatory clearances and approvals, the merger is subject to a number of other conditions beyond the control of XM and SIRIUS that may prevent, delay or otherwise materially adversely affect its completion. See “The Merger — Regulatory Approvals Required for the Merger” beginning on page 47 and “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 56. XM and SIRIUS cannot predict whether and when these other conditions will be satisfied. Further, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger may significantly reduce the synergies and other benefits that SIRIUS and XM expect to achieve if they successfully complete the merger within the expected timeframe and integrate their respective businesses.

The ability to complete the merger is subject to the receipt of consents and approvals from government entities, which may impose conditions that could have an adverse effect on SIRIUS or XM or could cause either party to abandon the merger.

In deciding whether to grant regulatory or antitrust approvals, the relevant governmental entities will consider the effect of the merger on competition within their relevant jurisdictions. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business.

The merger agreement may require us to accept significant conditions from regulatory bodies before either of us may refuse to close the merger on the basis of those regulatory conditions. Neither XM nor SIRIUS can provide any assurance that either company will obtain the necessary approvals or that any other conditions, terms, obligations or restrictions will not have a material adverse effect on the combined company following the merger. In addition, we can provide no assurance that these conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. See “The Merger — Regulatory Approvals Required for the Merger” beginning on page 47 and “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 56.

The anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

The merger involves the integration of two companies that have previously operated independently with principal offices in two distinct locations. Due to legal restrictions, SIRIUS and XM have conducted only limited planning regarding the integration of the two companies. The combined company will be required to devote significant management attention and resources to integrating the two companies. Delays in this process could adversely affect the combined company’s business, financial results, financial condition and stock price. Even if SIRIUS and XM were able to integrate their business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from this integration or that these benefits will be achieved within a reasonable period of time.

Additionally, as a condition to their approval of the merger, regulatory agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the combined company’s business. If SIRIUS and XM agree to these requirements, limitations, costs, divestitures or restrictions, the ability to realize the anticipated benefits of the merger may be impaired.

Because certain directors and executive officers of XM and SIRIUS have interests in seeing the merger completed that are different than those of XM’s and SIRIUS’ other stockholders, these persons may have conflicts of interest in recommending that XM and SIRIUS stockholders vote to approve the merger agreement.

Certain directors of XM and SIRIUS have arrangements or other interests that provide them with interests in the merger that are different than those of XM’s or SIRIUS’ other stockholders. For example, Mel Karmazin, the CEO of SIRIUS, who is also a director of SIRIUS, will, pursuant to the merger agreement, keep that title with the combined company and will remain on the board of directors of the combined company and Gary Parsons, the Chairman of XM, will become chairman of the board of directors of the combined company. In addition, up to six current XM directors and up to four SIRIUS directors may serve on the combined company’s board. While other XM and SIRIUS directors will not become directors of the combined company after the merger, in either case, SIRIUS will indemnify and maintain liability insurance for each of the directors’ services as directors before the merger. In addition, XM’s executive directors and one executive officer of SIRIUS have change in control severance protections that would entitle them to enhanced severance if their employment were to terminate following the merger under specific circumstances. In addition, SIRIUS has employment agreements with each of its executive officers, which contain provisions regarding payments upon a termination of employment. These and other material interests of the directors and executive officers of XM and SIRIUS in the merger that are different than those of the other XM and SIRIUS stockholders are described under “The Merger — Interests of Directors and Executive Officers in the Merger” beginning on page 42.

The merger agreement contains provisions that could discourage a potential competing acquiror that might be willing to pay more to acquire XM or that may be willing to acquire SIRIUS.

The merger agreement contains “no shop” provisions that restrict SIRIUS’ and XM’s ability to solicit or facilitate proposals regarding a merger or similar transaction with another party. Further, there are only limited exceptions to SIRIUS’ or XM’s agreement that their respective board of directors will not withdraw or adversely qualify its recommendation regarding the merger agreement. Although each of the SIRIUS and XM boards are permitted to terminate the merger agreement in response to a superior proposal if they determine that a failure to do so would be inconsistent with their fiduciary duties, its doing so would entitle the other party to collect a $175 million termination fee from the other party. In addition, if a third party publicly makes a proposal for a competing transaction with either SIRIUS or XM before the special meeting and its stockholders do not approve the merger, that party will be required to pay the other party a portion of the termination fee. We describe these provisions under “The Merger Agreement — Termination” beginning on page 59 and “— Termination Fees and Expenses” beginning on page 60.

These provisions could discourage a potential competing acquiror from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher value than that proposed to be paid in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.

In connection with the merger, a substantial amount of XM indebtedness may need to be refinanced.

In connection with the merger, an offer to repurchase a significant portion of XM’s outstanding notes at 101% of the principal amount thereof may be required under the terms of such debt. Any required repurchase would likely be financed with other debt and, due to prevailing conditions in the debt markets, debt financing to fund such repurchase may not be available on terms favorable to the combined company or at all. At June 30, 2007, the aggregate principal amount of XM’s outstanding notes was approximately $1.5 billion, and no outstanding notes were trading above 101% of the outstanding principal amount. We believe that if the notes are trading above 101% at the time of any required repurchase offer, a large majority of holders would be unlikely to sell their notes in the repurchase offer. Moreover, SIRIUS may consider repurchasing outstanding debt in connection with the merger. Any repurchase would likely be financed with other debt. At June 30, 2007, the aggregate principal amount of SIRIUS’ long-term debt was approximately $1.3 billion.

The combined company’s indebtedness following the completion of the merger will be substantial. This indebtedness could adversely affect the combined company in many ways, including by reducing funds available for other business purposes.

The pro forma indebtedness of the combined company as of June 30, 2007, after giving effect to the merger, would have been approximately $2.8 billion. As a result of this debt, demands on SIRIUS’ cash resources may increase after the merger. The increased levels of indebtedness could reduce funds available for investment in research and development and capital expenditures or create competitive disadvantages compared to other companies with lower debt levels. In addition, existing covenants in the SIRIUS and XM debt instruments limit the transfer of cash between the two companies and require that inter-company dealings be effected on an arm’s-length basis.

Resales of shares of SIRIUS common stock following the merger and additional obligations to issue shares of SIRIUS common stock may cause the market price of SIRIUS common stock to fall.

As of June 30, 2007, SIRIUS had approximately 1.46 billion shares of common stock outstanding and approximately 164 million shares of common stock subject to outstanding options and other rights to purchase or acquire its shares. SIRIUS currently expects that it will issue approximately 1.70 billion shares of SIRIUS common stock in connection with the merger. The issuance of these new shares of SIRIUS common stock and the sale of additional shares of SIRIUS common stock that may become eligible for sale in the public market from time to time upon exercise of options (including a substantial number of SIRIUS options that will replace existing XM options) could have the effect of depressing the market price for shares of SIRIUS common stock.

The trading price of shares of SIRIUS common stock after the merger may be affected by factors different from those affecting the price of shares of XM common stock or shares of SIRIUS common stock before the merger.

When we complete the merger, holders of XM common stock will become holders of SIRIUS common stock. The results of operations of SIRIUS, as well as the trading price of SIRIUS common stock, after the merger may be affected by factors different from those currently affecting SIRIUS’ or XM’s results of operations and the trading price of XM common stock. For a discussion of the businesses of XM and SIRIUS and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this Proxy Statement and referred to under “Where You Can Find More Information” beginning on page 96.

THE MERGER

The following is a discussion of the merger and the material terms of the merger agreement between SIRIUS and XM. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this Proxy Statement and incorporated by reference herein.

Background of the Merger

Representatives of XM and SIRIUS first discussed the possibility of a business combination in late 2002 and early 2003, when XM and SIRIUS were experiencing certain financial challenges and were in the process of restructuring their respective debt and equity capital structures. However, XM and SIRIUS were unable to agree on a basis to proceed with discussions, and, as a result, those discussions were abandoned.

In February 2006, Mel Karmazin, the CEO of SIRIUS, contacted Gary M. Parsons, the Chairman of XM, to propose a meeting on a variety of topics of interest to the two companies and, on March 6, 2006, Mr. Karmazin met with Mr. Parsons and Hugh Panero, the CEO of XM at that time. As part of this meeting, Mr. Karmazin explored with Messrs. Parsons and Panero their interest in a possible business combination. Mr. Karmazin discussed in general terms why a combination would make sense from a business and financial perspective for the two companies and their stockholders. Messrs. Parsons and Panero agreed to reflect on the possibility of entering into discussions regarding a business combination, and indicated that they would raise the possibility of merger discussions with the XM board of directors. The XM board of directors was informed of the possibility of merger discussions with SIRIUS in March of 2006.

No further substantive discussions were held until September 21, 2006, when Mr. Karmazin and David Frear, the Executive Vice President and Chief Financial Officer of SIRIUS, met with Messrs. Parsons and Panero and Joseph Euteneuer, the Executive Vice President and Chief Financial Officer of XM. At this meeting, Mr. Karmazin reiterated SIRIUS’ interest in exploring a business combination with XM and generally discussed the possibility and benefits of entering into a discussion to combine their operations.

Messrs. Karmazin and Frear again met with Messrs. Parsons and Panero on October 17, 2006. Mr. Parsons expressed an interest in pursuing further discussions, provided there was a reasonable probability that required regulatory approvals for a business combination would be secured. As part of this meeting, SIRIUS and XM agreed to discuss with their respective counsel the likelihood of obtaining the required regulatory approvals for a combination. In the following weeks, SIRIUS had several discussions with its outside legal counsel, Simpson Thacher & Bartlett LLP and Wiley Rein LLP, about potential regulatory issues and received an initial assessment of these matters from both counsel.

On October 19, 2006, Messrs. Parsons and Panero briefed the XM board of directors on their meetings with SIRIUS, and recommended that XM retain the law firms of Jones Day and Latham and Watkins LLP to provide an assessment of potential antitrust and FCC issues, respectively. In the following weeks, XM had several discussions with its outside legal counsel about potential regulatory issues. On November 15, 2006, the XM board received an initial assessment of regulatory issues from outside counsel, and Messrs. Parsons and Panero recommended that XM engage an investment banking firm to evaluate the merits of a possible combination. Mr. Parsons described for the XM board the investment banking firms with whom he had already met and the concurring recommendation of the Finance Committee of the XM board of directors.

In late November 2006, Messrs. Parsons, Panero and Euteneuer met with representatives of JPMorgan to discuss engaging JPMorgan to act as financial advisor to XM to evaluate the merits of a possible combination and to assist in discussions regarding a possible transaction with SIRIUS. During the following weeks, representatives of XM and JPMorgan met a number of times to review financial information regarding a combined XM and SIRIUS.

In early December 2006, Mr. Karmazin briefed the SIRIUS board of directors on his upcoming meeting with management of XM and his desire to engage an investment banking firm, and described for the SIRIUS board the investment banking firms with whom he had already met. At this meeting, the SIRIUS board of directors authorized Mr. Karmazin to engage an investment banking firm to act as its financial advisor in connection with a possible combination. On December 8, 2006, Messrs. Karmazin and Frear and Andreas Lazar, the Senior Vice President of Business Development of SIRIUS, met with representatives of Morgan Stanley, to discuss engaging Morgan

Stanley to act as financial advisor to SIRIUS in discussions of a possible transaction with XM. On December 14, 2006, Messrs. Karmazin, Frear and Lazar met with Morgan Stanley to discuss the financial aspects of a possible merger with XM. On December 15, 2006, JPMorgan presented its initial analysis to the XM board of directors and representatives of Jones Day and Latham and Watkins presented an analysis of the regulatory issues to the XM board of directors. At various times following this meeting, Mr. Parsons updated the board of directors of XM individually on the status of discussions between the companies. On December 18, 2006, Messrs. Karmazin, Frear and Lazar again met with Morgan Stanley to review financial information regarding a combined SIRIUS and XM.

On December 19, 2006, Messrs. Karmazin, Frear and representatives of Morgan Stanley met with Messrs. Parsons, Panero and Euteneuer of XM and representatives of JPMorgan to present their ideas regarding the possible structure of a combination with XM. At this meeting, Mr. Karmazin proposed that SIRIUS and XM enter into discussions regarding a stock-for-stock transaction on a “merger of equals” basis.

On January 11, 2007, representatives of JPMorgan and Morgan Stanley met to discuss assumptions regarding the calculation of the relative equity values of XM and SIRIUS.

On January 23, 2007, Mr. Karmazin discussed with the SIRIUS board of directors management’s views regarding a possible business combination with XM, conversations between the respective financial advisors to XM and SIRIUS and expectations of XM regarding business valuations. After legal counsel reviewed with the SIRIUS board of directors the corporate and regulatory process anticipated in connection with a possible business combination with XM, the SIRIUS board of directors discussed at length the regulatory environment and potential challenges associated with seeking approval of a business combination with XM as well as the potential benefits and challenges of operating a combined enterprise.

On January 29, 2007, Mr. Karmazin and representatives of Morgan Stanley met with Mr. Parsons and representatives of JPMorgan to discuss a merger of SIRIUS and XM, including the materials that each side would review in refining a proposal and analyzing the potential benefits of a business combination. On February 1, 2007, JPMorgan provided additional analysis to the XM board of directors.

On February 8, 2007, Mr. Karmazin met with Mr. Parsons and Jack Shaw and Jeff Zients, members of the board of directors of XM, representatives of JPMorgan and representatives of Morgan Stanley. Mr. Karmazin and Mr. Parsons discussed a possible transaction whereby SIRIUS and XM would seek to negotiate a business combination on the basis of an exchange ratio of 4.6 shares of SIRIUS common stock for each share of XM common stock. Mr. Karmazin and Mr. Parsons agreed that each of SIRIUS and XM would commence detailed due diligence and contract negotiations promptly. At this meeting, the participants also reviewed financial models for a consolidated business and discussed various other matters. Mr. Karmazin, together with SIRIUS’ financial and legal advisors, discussed these developments with the SIRIUS board at a telephonic meeting on February 9, 2007. The SIRIUS board requested that management continue discussions with XM and promptly begin negotiating the financial terms of a possible merger.

The following day, members of senior management of SIRIUS and XM and their respective financial advisors met telephonically to discuss how to proceed with the merger negotiations and to finalize details relating to their respective due diligence reviews. Around this time, SIRIUS , through its legal advisor Simpson Thacher, delivered a draft merger agreement to XM through XM’s legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP. During the following week, XM and SIRIUS and their respective representatives and advisors completed their due diligence reviews and negotiated the substantive terms and conditions of the merger agreement. Significant areas of negotiation included the scope and degree of reciprocity of representations and warranties and interim operating covenants, the conditions to closing, the terms upon which XM or SIRIUS could consider an alternative acquisition proposal and the process for dealing with any such proposal, the amount and triggers for payment of termination fees and various benefit and employee related provisions.

The SIRIUS board held a lengthy telephonic meeting on February 18, 2007, and received reports from management on the status of discussions with XM and from its outside legal counsel about the negotiations on terms of the merger agreement. Simpson Thacher reviewed with the SIRIUS directors their fiduciary duties in connection with considering and approving the merger agreement. The SIRIUS board of directors discussed with SIRIUS management and Simpson Thacher and Wiley Rein the regulatory approvals that would be necessary to complete the merger. At that meeting, Morgan Stanley rendered its opinion that, as of the date of the meeting and based upon and subject to the factors, assumptions, matters, procedures, limitations and qualifications set forth in such opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to SIRIUS. At the February 18, 2007 SIRIUS board meeting, the SIRIUS board of directors unanimously determined, among other things, that the merger agreement and the merger contemplated thereby are advisable and in the best interest of SIRIUS and its stockholders, authorized the issuance of shares in the merger, resolved that the amendment to the SIRIUS certificate of incorporation to increase the number of authorized shares was advisable and in the best interest of SIRIUS and its stockholders and resolved to recommend that SIRIUS stockholders approve the share issuance and the amendment to SIRIUS’ certificate of incorporation.

The XM board held a lengthy telephonic meeting on February 18 and held another telephonic meeting on February 19, 2007. At such meetings, the XM board of directors received reports from management on the status of the discussions with SIRIUS, and received reports from its financial and legal advisors about the terms of the merger agreement. Skadden, Arps reviewed with the XM directors their fiduciary duties in connection with considering and approving the merger agreement. The XM board discussed with XM management and outside legal counsel, Jones Day and Latham & Watkins, the regulatory approvals that would be necessary to complete the merger. At the February 18, 2007 XM board of directors meeting, JPMorgan rendered its oral opinion that, as of the date of the meeting and based upon and subject to the factors, assumptions, matters, procedures, limitations and qualifications set forth in such opinion, the exchange ratio to be received by the holders of XM shares in the merger was fair, from a financial point of view, to such holders. JPMorgan subsequently confirmed its oral opinion by delivering its written opinion, dated February 20, 2007, to the board of directors of XM. At the February 19, 2007 XM board of directors meeting, the XM board of directors unanimously, with the XM director appointed by General Motors and the XM director appointed by American Honda each abstaining, determined that the merger agreement and the merger contemplated thereby are advisable and in the best interest of XM and its stockholders, approved, adopted and authorized the merger agreement, and resolved to recommend that XM stockholders adopt the merger agreement. The XM directors appointed by each of General Motors and American Honda abstained from voting with respect to the proposed merger, with the consent of the other XM directors, given XM’s and SIRIUS’ commercial and other arrangements with various automakers, including General Motors and American Honda.

Shortly after the conclusion of the XM board of directors meeting on February 19, 2007, SIRIUS, XM and Merger Sub executed and delivered to each other the merger agreement.

Reasons for the Merger

Both SIRIUS and XM believe that there are substantial potential strategic and financial benefits of the proposed merger of equals. This section summarizes the principal potential strategies and financial benefits that the parties expect to realize in the merger. For a discussion of various factors that could prohibit or limit the parties from realizing some or all of these benefits, see “Risk Factors” beginning on page 16.

Each of XM and SIRIUS believes that the merger will enhance stockholder value through, among other things, enabling SIRIUS and XM to capitalize on the following strategic advantages and opportunities:

•	Cost Synergies: SIRIUS and XM believe that the merger will create significant cost synergies for SIRIUS and XM. Wall Street equity analysts have published estimates of the present value of cost synergies ranging from $3 billion to $9 billion. SIRIUS and XM expect operating cost savings to be achievable in almost every cost item on the companies’ income statement, including sales and marketing, subscriber acquisition, research and development, general and administrative expenses, product development, content, and programming operating infrastructure. Moreover, over the long-term, the combined company expects to derive significant additional value by procuring its future generation satellites and terrestrial repeaters as a single entity. The combination of the fixed components of the two companies means that as the combined business grows, a greater portion of revenue will be realized as cash flow.

•	Better Competitive Positioning: The market for audio entertainment in the United States is robustly competitive and rapidly evolving. SIRIUS and XM must compete directly and intensely with a host of other audio providers for consumer attention. The combination will better position satellite radio to compete for consumers’ attention and entertainment stability against a host of products and services in the highly competitive and rapidly evolving audio entertainment marketplace. In addition to existing competition from free “over-the-air” AM and FM radio as well as iPods and mobile phone streaming, satellite radio faces challenges from the rapid growth of HD Radio, Internet radio and next generation wireless technologies. In addition, cost reductions resulting from the combination of SIRIUS and XM will enable satellite radio to maintain competitive prices for subscription and devices.

•	Greater Programming Choice: SIRIUS and XM believe that the merger will permit the combined company to offer consumers more choices and value. XM and SIRIUS expect to be able to add the best of the other’s lineup to their service, subject to obtaining permission of the applicable content provider — as well as offer other new programming packages. The combined company will offer American consumers for the first time the opportunity to choose programming on an a la carte basis, which will provide consumers with more choices and lower prices. XM and SIRIUS already broadcast a wide range of commercial-free music channels; exclusive and non-exclusive sports coverage; news, talk, entertainment, and religious programming; channels in Spanish, French and other foreign languages; as well as weather and traffic channels for many cities. In the long run, the combined company is expected to be able to consolidate redundant programming, making it possible to use channel capacity to enhance programming diversity, including additional programming related to public safety and homeland security, and programming aimed at minority and underserved communities. The merger also will help accelerate deployment of advanced technology, including improvements in products such as real-time traffic and rear seat video and development of a next-generation satellite system.

•	Advancements in Technology: XM and SIRIUS believe that the combined company will be able to offer consumers access to advanced technology sooner than would otherwise occur. In particular, the combination of the companies’ two engineering organizations is expected to lead to better results from each dollar invested in research and development.

The merger is also expected to foster the commercial introduction of interoperable satellite radios. In originally implementing rules for the satellite radio service, the FCC required SIRIUS and XM to develop designs for a radio capable of receiving the signal of either system. In accordance with this requirement, SIRIUS and XM created a jointly funded engineering team that has developed radios that are interoperable with each other’s networks. After the transaction is consummated, the marketplace itself will provide economic incentives to encourage further innovation and the subsidization and commercial distribution of interoperable radios. With appropriate subsidies to lower the costs, radio manufacturers would likely shift some amount of production, consistent with customer demand, to fabricating radios that tune to all channels of the combined service. Eventually, such radios are expected to enable the combined company to offer enhanced content and services.

•	Advertising Revenue Growth: The combined company is expected to be more attractive to large national advertisers, since it will have significantly more reach than either company on its own.

•	Compatible Cultures and Commitment to Excellence: XM and SIRIUS expect that the combined company will have a highly experienced management assembled from both companies, with extensive industry knowledge in radio, media, consumer electronics, engineering and technology.

•	Enhanced Stockholder Value: XM and SIRIUS believe that the combined company will provide significant, realizable cost synergies, strong future cash flows, and a broader audience. All these benefits will provide enhanced value for stockholders.

The actual synergistic benefits from the merger and costs of integration could be different from the foregoing estimates and these differences could be material. Accordingly, there can be no assurance that any of the potential benefits described above or included in the factors considered by the SIRIUS board of directors described under “— SIRIUS Board of Directors’ Recommendation” beginning on page 24 or by the XM board of directors described under “— XM Board of Directors’ Recommendation” beginning on page 25 will be realized. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 16 and 15, respectively. In connection with the proposed merger, both companies prepared and provided certain non-public, forward-looking information to their respective financial advisors to assist in the evaluation of the financial terms of the merger. A selected subset of this information was shared between XM and SIRIUS through their respective financial advisors in connection with such evaluation. Neither SIRIUS nor XM considered this information to be material in its negotiation of an appropriate exchange ratio and the respective board’s decision to approve the merger and recommend the merger to its stockholders.

SIRIUS Board of Directors’ Recommendations

At a meeting on February 18, 2007, the SIRIUS board of directors (i) determined that the merger and entering into the merger agreement are advisable and in the best interest of SIRIUS and its stockholders, (ii) approved the merger and the merger agreement and the transactions contemplated thereby, including the Charter Amendment and the Share Issuance, and (iii) determined to recommend that the holders of SIRIUS common stock vote FOR the Charter Amendment and FOR the Share Issuance.

In connection with the foregoing actions, the SIRIUS board of directors consulted with SIRIUS’ management, as well as SIRIUS’ financial advisor and outside legal counsel and considered the following factors and risks in addition to the specific reasons described above under “— Reasons for the Merger”:

•	The information concerning SIRIUS’ and XM’s respective historic businesses, financial results and prospects, including the result of SIRIUS’ due diligence review of XM.

•	SIRIUS’ assessments that the two companies can effectively and efficiently be integrated.

•	The opinion of SIRIUS’ financial advisor, Morgan Stanley (which will receive a fee for its services as financial advisor to SIRIUS in connection with the merger, which is contingent upon the completion of the merger), that, as of February 18, 2007 and subject to the matters stated in its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to SIRIUS.

•	The exchange ratio of 4.6 shares of SIRIUS common stock for each share of XM common stock and the fact that the exchange ratio is fixed and will not fluctuate based upon changes in SIRIUS’ stock price between signing and closing.

•	The strong commitment of both parties to complete the merger pursuant to their respective obligations under the terms of the merger agreement.

•	The risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that would materially and adversely affect the projected financial results of the combined company.

•	The expectation that XM stockholders, immediately after completion of the merger, would hold approximately 50.3% of the shares of common stock of the combined company on a fully diluted basis, excluding shares issuable on conversion of XM’s outstanding 1.75% convertible senior notes due 2009.

•	The potential impact of the restrictions under the merger agreement on SIRIUS’ ability to take certain actions during the period prior to the closing of the merger (which may delay or prevent SIRIUS from undertaking business opportunities that may arise pending completion of the merger).

•	The potential for diversion of management and employee attention and for increased employee attrition during the period prior to the closing of the merger agreement, and the potential effect of these on SIRIUS’ business and relations with customers, suppliers and regulators.

•	The risk that an unanticipated technological development or damage to a satellite system may materially and adversely affect the business benefits anticipated to result from the merger.

•	The risk that certain members of SIRIUS’ senior management might choose not to remain employed with SIRIUS prior to the completion of the merger or with the combined company.

•	The fact that the merger agreement provides that the SIRIUS board of directors after the merger will initially consist of 12 directors, and SIRIUS and XM will each designate four directors, who will qualify as independent directors, and XM will designate two additional directors (one will be a designee of General Motors and the other will be a designee of American Honda) with the remaining directors being Mel

Karmazin, SIRIUS’ CEO, and Gary M. Parsons, XM’s Chairman, who will become chairman of the board of directors of the combined company.

•	The risk that certain of SIRIUS’ directors and officers may have interests in the merger as individuals that are in addition to, or that may be different from, the interests of SIRIUS stockholders.

•	The fees and expenses associated with completing the merger.

•	The risk that anticipated cost savings will not be achieved.

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the SIRIUS board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors.

In addition, the SIRIUS board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the SIRIUS board of directors conducted an overall analysis of the factors described above, including discussions with the management team and outside legal and financial advisors. In considering the factors described above, individual members of the SIRIUS board of directors may have given different weight to different factors.

XM Board of Directors’ Recommendation

On February 19, 2007, the XM board of directors (i) determined that the approval of the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of XM and its stockholders, (ii) approved and adopted the merger agreement and the transactions contemplated thereby and (iii) resolved to recommend the adoption of the merger agreement to the stockholders of XM.

In reaching this conclusion, the XM board of directors consulted with XM’s management, as well as its financial advisor and outside legal counsel, and considered the following factors in addition to the specific reasons described above under “— Reasons for the Merger” beginning on page 22:

•	The information concerning XM’s and SIRIUS’ respective historic businesses, financial results and prospects, including the results of XM’s due diligence review of SIRIUS.

•	XM’s assessments that the two companies can effectively and efficiently be integrated.

•	The oral opinion of XM’s financial advisor, JPMorgan (which will receive a fee for its services as financial advisor to XM in connection with the merger, a substantial portion of which is contingent upon the completion of the merger), that, as of February 18, 2007 and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of XM common stock. Such oral opinion was subsequently confirmed by JPMorgan by delivery of its written opinion dated February 20, 2007.

•	The fact that the implied value of the merger consideration, based on the closing price of SIRIUS common stock on February 16, 2007 (the last trading day prior to announcement of the merger) represented a premium of 21.7% to the closing price of XM common stock on such date, and that the proposed exchange ratio represented a 31.1% premium to the average implied historical exchange ratio for the six month period ended February 16, 2007 and a substantial premium over other recent historical periods.

•	The expectation that XM stockholders, immediately after completion of the merger, would hold approximately 50.3% of the shares of common stock of the combined company on a fully diluted basis, excluding shares issuable on conversion of XM’s outstanding 1.75% convertible senior notes due 2009, and will have the opportunity to share in the future growth and expected synergies of the combined company while retaining the flexibility of selling all or a portion of those shares.

•	The strong commitment on the part of both parties to complete the merger pursuant to their respective obligations under the terms of the merger agreement.

•	The terms of the merger agreement, including the termination fee, which, in the view of the XM board of directors, does not preclude a proposal for an alternative acquisition transaction involving XM.

•	The fact that the merger agreement allows the XM board of directors to change or withdraw its recommendation of the merger agreement if a superior proposal is received from a third party or if the XM board of directors determines that the failure to change its recommendation would be inconsistent with its fiduciary duties under applicable law, subject to the payment of a termination fee upon termination under certain circumstances.

•	The fact that the merger agreement provides that the SIRIUS board of directors after the merger will initially consist of 12 directors, and SIRIUS and XM will each designate four directors, who will qualify as independent directors, and XM will designate two additional directors (one will be a designee of General Motors and the other will be a designee of American Honda) with the remaining directors being Mel Karmazin, SIRIUS’ CEO, and Gary M. Parsons, XM’s Chairman, who will become chairman of the board of directors of the combined company.

The XM board of directors also identified and considered a number of uncertainties, risks and other potentially negative factors, including the following:

•	The risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that would materially and adversely affect the financial results of the combined company.

•	The potential impact of the restrictions under the merger agreement on XM’s ability to take certain actions during the period prior to the closing of the merger (which may delay or prevent XM from undertaking business opportunities that may arise pending completion of the merger).

•	The potential for diversion of management and employee attention and for increased employee attrition during the period prior to the closing of the merger agreement, and the potential effect of these on XM’s business and relations with customers, suppliers and regulators.

•	The risk that an unanticipated technological development or damage to a satellite system may materially and adversely affect the business benefits anticipated to result from the merger.

•	The fact that certain provisions of the merger agreement, although reciprocal, may have the effect of discouraging proposals for alternative acquisition transactions involving XM, including: (i) the restriction on XM’s ability to solicit proposals for alternative transactions; (ii) the requirement that the XM board of directors submit the merger agreement to the XM stockholders for adoption in certain circumstances, even if it withdraws its recommendation for the merger; and (iii) the requirement that XM pay a termination fee of $175 million to SIRIUS in certain circumstances following the termination of the merger agreement.

•	The risk that certain of XM’s directors and officers may have interests in the merger as individuals that are in addition to, or that may be different from, the interests of the XM stockholders.

•	The fees and expenses associated with completing the merger.

•	The risk that certain members of XM’s senior management might choose not to remain employed with XM prior to the completion of the merger or with the combined company.

•	The risk that anticipated cost savings will not be achieved.

•	The risks of the type and nature described above under “Risk Factors.”

The XM board recommends that XM common stockholders vote FOR the Merger Proposal.

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the XM board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. The XM board of directors conducted an overall analysis of the factors described above, including discussions with the management team and outside legal, financial and accounting advisors. In considering the factors described above, individual members of the XM board of directors may have given different weight to different factors.

Opinion of Financial Advisor to the SIRIUS Board of Directors

SIRIUS retained Morgan Stanley to provide financial advisory services and a financial fairness opinion to the board of directors of SIRIUS in connection with the merger. The board of directors selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise, reputation and knowledge of the business of SIRIUS. At the special meeting of the SIRIUS board of directors on February 18, 2007, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing as of the same date, that based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to SIRIUS.

The full text of Morgan Stanley’s written opinion, dated February 18, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the reviews undertaken in rendering its opinion, is attached as Annex B to this Proxy Statement. The summary of Morgan Stanley’s fairness opinion set forth in this Proxy Statement is qualified in its entirety by reference to the full text of the opinion. Stockholders should read this opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the board of directors of SIRIUS, addresses only the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to SIRIUS as of the date of the opinion, and does not address any other aspect of the merger. Morgan Stanley’s opinion does not constitute a recommendation to any stockholder of SIRIUS as to how such stockholder should vote with respect to the merger. In addition, this opinion does not in any matter address the prices at which SIRIUS common stock will trade following the consummation of the merger.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of each of XM and SIRIUS;

•	reviewed certain internal financial statements and other financial and operating data concerning each of XM and SIRIUS;

•	reviewed certain financial projections prepared by the management of each of XM and SIRIUS in connection with the proposed transaction;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the managements of each of XM and SIRIUS;

•	discussed the past and current operations and financial condition and the prospects of XM, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of XM;

•	discussed the past and current operations and financial condition and the prospects of SIRIUS, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of SIRIUS;

•	reviewed the pro forma impact of the merger on SIRIUS;

•	reviewed the reported prices and trading activity for the XM common stock and the SIRIUS common stock;

•	reviewed the financial terms, to the extent publicly available, of certain comparable merger of equals transactions;

•	participated in discussions and negotiations among representatives of XM and SIRIUS and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as it deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by XM and SIRIUS for the purposes of its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of XM and SIRIUS. In addition, Morgan Stanley assumed, in all respects material to its analysis, that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley relied upon, without independent verification, the assessment by the managements of XM and SIRIUS of: (i) the strategic, financial and other benefits expected to result from the merger; (ii) the timing and risks associated with the integration of XM and SIRIUS; (iii) their ability to retain key employees of XM and SIRIUS, respectively; and (iv) the validity of, and risks associated with, XM and SIRIUS’ existing and future technologies, intellectual property, products, services and business models. Morgan Stanley is not a legal, tax or regulatory advisor and has relied upon, without independent verification, the assessment of SIRIUS and XM and their legal, tax and regulatory advisors with respect to such matters. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of XM, nor was it furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, February 18, 2007. Events occurring after February 18, 2007, may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion of February 18, 2007 and the preparation of its written opinion of the same date. Some of these summaries include information in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses.

XM Historical Share Price Analysis

To provide background information and perspective with respect to the relative historical share prices of XM, Morgan Stanley reviewed the stock price performance and trading volumes of XM during various periods ending on February 16, 2007.

Morgan Stanley noted that the range of low and high closing prices of XM common stock during the 52-week period ending on February 16, 2007 was approximately $10 to $24, during the 90-day period ending on February 16, 2007 was approximately $13 to $17 and during the 30-day period ending on February 16, 2007 was approximately $13 to $17. Morgan Stanley noted that the merger consideration as of February 16, 2007 was valued at $17.02 per share of XM common stock. The $17.02 merger consideration was calculated by multiplying the fixed transaction exchange ratio of 4.60 by the February 16, 2007 closing share price for SIRIUS common stock of $3.70 per share.

Morgan Stanley next compared the transaction exchange ratio of 4.60 and implied merger consideration value of $17.02 per share of XM common stock implied by the closing share prices of XM and SIRIUS shares of common stock as of February 16, 2007 of $13.98 per share and $3.70 per share, respectively, with historical exchange ratios and XM share prices for the 90-day period ending on February 16, 2007. The following table lists the implied exchange ratio and share price premiums represented by the merger consideration during the selected periods:

	Transaction Premium to	Transaction Premium to
Days Trading	Exchange Ratio (4.60x)(1)	Share Price ($17.02)(1)

Feb 16, 2007(1)	22%	22%
5-Day	25%	28%
10-Day	24%	26%
20-Day	22%	23%
30-Day	19%	16%
60-Day	18%	15%
90-Day	26%	21%

(1)	Based on XM share price of $13.98 and SIRIUS share price of $3.70, each as of February 16, 2007

SIRIUS Share Price Analysis

To provide background information and perspective with respect to the relative historical share prices of SIRIUS, Morgan Stanley reviewed the stock price performance and trading volumes of SIRIUS during various periods ending on February 16, 2007.

Morgan Stanley noted that the range of low and high closing prices of SIRIUS common stock during the 52-week period ending on February 16, 2007 was approximately $3.55 and $5.65, during the 90-day period ending on February 16, 2007 was approximately $3.55 to $4.30 and during the last 30 days ending on February 16, 2007 was approximately $3.55 to $4.15. Morgan Stanley noted that SIRIUS’ common stock price as of February 16, 2007 was $3.70 per share.

Historical Exchange Ratio Analysis

Morgan Stanley analyzed the historical trading price of XM relative to SIRIUS common stock based on closing prices between February 16, 2005 and February 16, 2007 and calculated the historical exchange ratios during certain periods implied by dividing the daily closing prices per share of XM common stock by those of SIRIUS common stock and the average of those historical trading ratios for various periods ended on February 16, 2007. Morgan Stanley also calculated the exchange ratio implied by the closing price per share of common stock of each of XM and SIRIUS on February 16, 2007 of $13.98 and $3.70 per share, respectively. This analysis implied the following exchange ratios and premiums:

			Transaction Premium to
Days Trading	Implied Exchange Ratio(1)(2)		Share Price(1)

Feb 16, 2007	3.78	x	22%
5-Day	3.67		25%
10-Day	3.72		24%
20-Day	3.76		22%
30-Day	3.88		19%
60-Day	3.89		18%
90-Day	3.66		26%

(1)	Based on XM share price of $13.98 and SIRIUS share price of $3.70, each as of February 16, 2007.

(2)	Based on transaction exchange ratio of 4.60x.

Equity Research Analyst Price Targets

Morgan Stanley reviewed public market trading price targets for XM’s common stock prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of XM’s common stock. The range of equity analyst 12-month price targets for XM was from $14.00 to $25.00 per share of XM common stock. Morgan Stanley noted that the merger consideration as of February 16, 2007 was $17.02 per share of XM common stock.

Morgan Stanley also reviewed public market trading price targets for SIRIUS’ common stock prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of SIRIUS’ common stock. The range of equity analyst 12-month price targets for SIRIUS was from $2.75 to $8.00 per share of SIRIUS common stock. Morgan Stanley noted that the price per share of SIRIUS as of February 16, 2007 was $3.70.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for XM and shares of SIRIUS common stock and these estimates are subject to uncertainties, including the future financial performance of XM and SIRIUS and future financial market conditions.

XM Discounted Cash Flow Analysis

Morgan Stanley calculated a range of equity values per share for XM based on a 14-year discounted cash flow analysis. In preparing certain of its analyses, Morgan Stanley relied upon two specific scenarios with respect to the projected future financial performance of XM. The scenario referred to as “Wall Street research consensus estimates” refers to results of XM derived from a broad range of publicly available equity research analysts’ estimates. The scenario referred to as the “XM management plan” reflects certain projections prepared in connection with the proposed transaction based on discussions with XM’s management transaction group from 2007 through 2010 and extrapolations by Morgan Stanley of those projections for the period of 2011 through 2020. The XM management plan has not been formally approved by the board of directors of XM and has not been prepared with a view toward public disclosure. XM does not publicly disclose internal information of the type provided to Morgan Stanley in connection with Morgan Stanley’s analysis of the merger. The XM management plan was prepared in connection with the proposed transaction and is based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in the XM management plan. Morgan Stanley noted that each of the projections described in this paragraph were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. With respect to the Wall Street research consensus estimates, Morgan Stanley noted that the public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for share of XM and SIRIUS common stock and these estimates are subject to uncertainties, including the future financial performance of XM and SIRIUS and future financial market conditions.

Utilizing such projections, Morgan Stanley calculated XM’s annual after-tax unlevered free cash flows for fiscal years 2007 through 2020. Morgan Stanley estimated a range of terminal values calculated in 2020 utilizing perpetual growth rates. Morgan Stanley applied a range of perpetual growth rates of 1.0% to 4.0% to the unlevered free cash flows in the terminal year. Morgan Stanley then discounted the unlevered free cash flow streams and the estimated terminal value to a present value using a range of discount rates of 10.0% to 12.0%. Based on the aforementioned projections and assumptions, the discounted cash flow analysis of XM yielded an implied valuation range for XM common stock of $13.80 to $25.02 per share utilizing Wall Street research consensus estimates and $24.74 to $39.27 per share utilizing the XM management plan. Morgan Stanley noted that the per share merger consideration was $17.02 as of February 16, 2007.

SIRIUS Discounted Cash Flow Analysis

Morgan Stanley calculated a range of equity values per share for SIRIUS based on a 14-year discounted cash flow analysis.

Similar to the XM discounted cash flow analysis discussed above, in preparing certain of its analyses, Morgan Stanley incorporated two specific scenarios with respect to the projected future financial performance of SIRIUS. The scenario referred to as “Wall Street research consensus estimates” refers to results of SIRIUS derived from a broad range of publicly available Wall Street equity research estimates. The scenario referred to as the “SIRIUS management plan” reflects certain projections prepared in connection with the proposed transaction based on discussions with SIRIUS’ management transaction group from 2007 through 2011 and extrapolations by Morgan Stanley of those projections for the period from 2012 through 2020. The SIRIUS management plan has not been formally approved by SIRIUS’ senior management or by the board of directors of SIRIUS and has not been prepared with a view toward public disclosure. SIRIUS does not publicly disclose internal information of the type provided to Morgan Stanley in connection with Morgan Stanley’s analysis of the merger. The SIRIUS management plan was prepared in connection with the proposed transaction and is based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in the SIRIUS management plan. In analyzing these extrapolated projections, Morgan Stanley relied upon observed trends as projected by Wall Street research consensus estimates with respect to the projected period beyond 2011. Morgan Stanley noted that each of the projections described in this paragraph are based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

Utilizing such projections, Morgan Stanley calculated SIRIUS’ annual after-tax unlevered free cash flows for fiscal years 2007 through 2020. Morgan Stanley estimated a range of terminal values calculated in 2020 utilizing perpetual growth rates. Morgan Stanley applied a range of perpetual growth rates of 1.0% to 4.0% to the unlevered free cash flows in the terminal year. Morgan Stanley then discounted the unlevered free cash flow streams and the estimated terminal value to a present value using a range of discount rates of 10.0% to 12.0%. Based on the aforementioned projections and assumptions, the discounted cash flow analysis of SIRIUS yielded an implied valuation range for SIRIUS common stock of $3.47 to $5.58 per share utilizing Wall Street research consensus estimates and $5.67 to $8.77 per share utilizing the SIRIUS management plan. Morgan Stanley noted that the price per share of SIRIUS as of February 16, 2007 was $3.70.

Contribution Analysis

Morgan Stanley also performed a contribution analysis which reviewed the pro forma contribution of each of XM and SIRIUS to the combined entity and implied contributions based on certain operational, financial and valuation metrics based upon each of Wall Street research consensus estimates and management plans for both XM and SIRIUS whenever applicable. Morgan Stanley reviewed the pro forma effect of the merger and computed the implied equity contribution of XM and SIRIUS for selected years from 2005 to 2010, depending on the relevance of the analyzed operational and financial metric within that period. Such operational, financial and valuation metrics included subscribers, revenue, EBITDA pre-equity compensation expenses, discounted cash flow, Wall Street analyst price targets and market equity values as of February 16, 2007. Morgan Stanley also noted the implied exchange ratio derived from the implied equity contributions across the selected metrics.

The computations resulted in the following equity contributions and implied exchange ratios:

Equity Contribution Analysis(1)	SIRIUS	XM	Implied Exchange Ratio

Based on the SIRIUS and XM Management Plans
Subscribers
2005A	36%	64%	8.24x
2006A	45%	55%	5.52
2007E	49%	51%	4.71
2008E	52%	48%	4.15
Revenue
2005A	29%	71%	11.10
2006A	41%	59%	6.53
2007E	48%	52%	4.91
2008E	52%	48%	4.30
Adjusted EBITDA
2009E	50%	50%	4.57
2010E	49%	51%	4.67
DCF Equity Value
11% WACC, 3% Perpetual Growth Rate	53%	47%	4.11
Based on Research Consensus Estimates
Subscribers
2007E	48%	52%	4.86x
2008E	50%	50%	4.62

Equity Contribution Analysis(1)	SIRIUS	XM	Implied Exchange Ratio

Revenue
2007E	47%	53%	5.15
2008E	49%	51%	4.66
Adjusted EBITDA
2009E	62%	38%	2.76
2010E	62%	38%	2.74
DCF Equity Value
11% WACC, 3% Perpetual Growth Rate	52%	48%	4.22
Market Values
Wall Street Price Targets
Low	47%	53%	5.09
Average	57%	43%	3.66
High	61%	39%	3.13
Current Market Value	55%	45%	3.78

(1)	Based on XM market capitalization of $4.7 billion (share price: $13.98, FDSO: 333MM) and net debt of $1,054MM; and SIRIUS market capitalization of $5.6 billion (share price: of $3.70, FDSO; 1,521MM) and net debt of $623MM as of February 16, 2007.

Morgan Stanley noted that the 4.60 exchange ratio of XM common stock to SIRIUS common stock would result in pro forma ownership of the combined company for holders of SIRIUS common stock equal to approximately 50%, consistent with a merger of equals.

Morgan Stanley also performed a quarterly historical contribution analysis which reviewed the pro forma contribution of each of XM and SIRIUS to the combined entity and implied contributions based on certain operational and financial metrics. Morgan Stanley reviewed the pro forma effect of the merger and computed the implied equity contribution of XM and SIRIUS on a quarterly basis for the period between the fourth quarter of 2004 and the fourth quarter of 2006. Such operational and financial results included subscribers, last twelve months revenue and run-rate revenue (run-rate revenue is calculated by annualizing the amount of revenue generated in each analyzed quarter). The computation showed, among other things, that SIRIUS implied equity contribution based on ending subscribers in each quarter increased from 26% in the fourth quarter of 2004 to 44% in the fourth quarter of 2006, increased from 21% in the fourth quarter of 2004 to 41% in the fourth quarter of 2006 based on last twelve months revenue, and increased from 23% in the fourth quarter of 2004 to 43% in the fourth quarter of 2006 based on run-rate revenue. The following table details the implied equity contributions for the selected metrics on a quarterly basis:

SIRIUS Implied Asset Value Contribution

	4Q’04	1Q’05	2Q’05	3Q’05	4Q’05	1Q’06	2Q’06	3Q’06	4Q’06

Ending Subscribers	26%	28%	29%	30%	36%	39%	40%	42%	44%
Run-Rate Revenue	23%	30%	29%	30%	31%	38%	40%	41%	43%
LTM Revenue	21%	25%	27%	29%	30%	33%	36%	38%	41%

Precedent Merger of Equals Analysis

Morgan Stanley reviewed the acquisition premium paid for a target’s common stock one day, 5 days, 10 days, 20 days, 30 days and 90 days prior to the announcement of the applicable transaction in precedent merger of equals of U.S.-based public companies, focusing on deals with a transaction value above $5.0 billion since 2004. Morgan Stanley reviewed transactions where the consideration paid consisted solely of stock. Morgan Stanley also reviewed the composition of the board of directors and senior management, and analyzed publicly available information, including the respective transaction values and pro-forma ownership, for the selected transactions reviewed.

The following transactions were reviewed in connection with this analysis:

•	Bank of New York Company, Inc. / Mellon Financial Corporation

•	CVS Corporation / Caremark Rx, Inc.

•	Goldcorp Inc. / Glamis Gold Ltd.

•	Thermo Electron Corporation / Fisher Scientific International Inc.

•	Alcatel / Lucent Technologies, Inc.

•	AT&T Inc. / BellSouth Corporation

•	Symantec Corporation / Veritas Software Corporation

Based on these analyses, Morgan Stanley noted a reference range of premiums paid of 0% – 30% and a strong correlation between the premium paid and an acquirer’s ability to nominate directors of the surviving company and appoint senior management.

No company or transaction utilized in the precedent transaction analyses is identical to XM, SIRIUS, or the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of XM and SIRIUS, such as the impact of competition on the business of XM, SIRIUS or the industry generally, industry growth and the absence of any adverse material change in the financial condition of XM, SIRIUS or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Pro-Forma Discounted Cash Flow Analysis

Morgan Stanley calculated a range of equity values per share for the combined company based on a 14-year discounted cash flow analysis of the pro-forma cash flow of the combined company, including estimated synergies, using two scenarios: (1) the pro-forma case based on Wall Street research consensus estimates for both SIRIUS and XM and (2) the pro-forma case based on management plans and extrapolations of management plans for both companies. In each of the Wall Street research consensus estimates and management plans, Morgan Stanley included cost synergies as projected by a broad range of Wall Street research analysts (revenue or capital expenditure synergies were not considered). Utilizing such projections, Morgan Stanley calculated the combined company’s annual after-tax unlevered free cash flows for fiscal years 2007 through 2020. Morgan Stanley estimated a range of terminal values calculated for 2020 utilizing perpetual growth rates. Morgan Stanley applied a range of perpetual growth rates of 1.0% to 4.0% to the unlevered free cash flows in the terminal year. Morgan Stanley then discounted the unlevered free cash flow streams and the estimated terminal value to a present value using a range of discount rates of 10.0% to 12.0%.

Based on the aforementioned projections and assumptions, the discounted cash flow analysis of the combined company yielded an implied valuation range of common stock of $4.41 to $6.95 per share and an implied premium to the closing stock price of SIRIUS as of February 16, 2007 of 19.1% and 88.0% utilizing Wall Street research consensus estimates; and an implied valuation range of common stock of $6.60 to $10.06 per share and an implied premium to the closing stock price of SIRIUS as of February 16, 2007 of 78.5% and 172.0% utilizing the management plans.

Morgan Stanley also noted that based on the proposed transaction exchange ratio, the closing share prices of SIRIUS and XM as of February 16, 2007 and an illustrative value of synergies of approximately $6 billion, calculated by reference to the equity research consensus estimates, the estimated value creation for SIRIUS and XM from the proposed transaction would be $2.5 billion and $3.5 billion, respectively.

Morgan Stanley performed a variety of financial and comparable analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them as a whole, would create an incomplete view of the process underlying Morgan Stanley’s analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Morgan Stanley with respect to the actual value of SIRIUS or XM common stock or the value of the combined company.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, and economic conditions and other matters, many of which are beyond the control of Morgan Stanley, SIRIUS or XM. Any estimates contained in the analyses of Morgan Stanley are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the merger consideration pursuant to the merger agreement from a financial point of view to SIRIUS and in connection with the delivery of its opinion to SIRIUS’ board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of XM or SIRIUS might actually trade.

The merger consideration was determined through arm’s-length negotiations between SIRIUS and XM and was approved by SIRIUS’ board of directors. Morgan Stanley provided advice to SIRIUS during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to SIRIUS or that any specific merger consideration constituted the only appropriate consideration for the merger.

The opinion of Morgan Stanley was one of the many factors taken into consideration by SIRIUS’ board of directors in making its determination to approve the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of SIRIUS’ board of directors with respect to the merger consideration or of whether SIRIUS’ board of directors would have been willing to agree to a different merger consideration. The foregoing summary does not purport to be a complete description of all of the analyses performed by Morgan Stanley.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the debt and equity securities of SIRIUS, XM and their affiliates for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

Pursuant to an engagement letter, Morgan Stanley provided SIRIUS with financial advisory services and a financial opinion in connection with the merger. SIRIUS and Morgan Stanley entered into the engagement letter on the same day as Morgan Stanley issued its opinion. However, services performed prior to February 18, 2007 were subject to the same parameters as set forth in the engagement letter and no separate fee will be paid for any such services. The SIRIUS board of directors was not advised of the opinion that Morgan Stanley would deliver before execution of the engagement letter by SIRIUS. Pursuant to the terms of the engagement letter, SIRIUS has agreed to pay Morgan Stanley a transaction fee of $10 million for services rendered in connection with the merger, which will be paid only if the merger is successfully completed. Also, pursuant to the engagement letter, Morgan Stanley will be eligible to receive an additional fee of up to $7.5 million, payable at SIRIUS’ sole discretion. While this additional fee is being referred to as “incentive fee” in the engagement letter, it constitutes a discretionary fee. The SIRIUS board of directors has not yet determined whether to pay Morgan Stanley this discretionary fee, nor has it decided what factors it will consider in determining whether to pay this fee except that it may, among others, take into consideration the length and complexity of the engagement. In the event that the merger agreement is terminated, Morgan Stanley is entitled to receive 15% of any breakup fee paid to SIRIUS as a result of such termination, up to a maximum amount of $10 million. In addition, SIRIUS has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for SIRIUS and have received fees for the rendering of these services. In particular, an affiliate of Morgan Stanley acts as the administrative agent and collateral agent under SIRIUS’ $250 million term loan facility. Morgan Stanley may also seek to provide SIRIUS, XM or their affiliate’s services in the future and may receive fees in connection with such services.

Opinion of Financial Advisor to the XM Board of Directors

At the meeting of the board of directors of XM on February 18, 2007, JPMorgan rendered its oral opinion to the board of directors of XM that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio in the merger was fair from a financial point of view to the holders of common stock of XM. JPMorgan subsequently confirmed its oral opinion by delivering its written opinion, dated February 20, 2007, to the board of directors of XM. No limitations were imposed by XM’s board of directors upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinions.

The full text of the written opinion of JPMorgan, dated February 20, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex C. The summary of JPMorgan’s opinion set forth in this Proxy Statement is qualified in its entirety by reference to the full text of the opinion. Stockholders should read this opinion carefully and in its entirety. JPMorgan’s opinion is directed to the board of directors of XM, addresses only the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to XM as of the date of the opinion, and does not address any other aspect of the merger. JPMorgan provided its advisory services and opinion for the information and assistance of the board of directors of XM in connection with its consideration of the proposed merger. The opinion of JPMorgan does not constitute a recommendation as to how any stockholder should vote with respect to the proposed merger. In addition, this opinion does not in any manner address the prices at which SIRIUS common stock will trade following the consummation of the merger.

In arriving at its opinion, JPMorgan, among other things:

•	reviewed a draft dated February 18, 2007 of the merger agreement;

•	reviewed certain publicly available business and financial information concerning XM and SIRIUS and the industries in which they operate;

•	reviewed the current and historical market prices of the common stock of XM and the common stock of SIRIUS;

•	reviewed certain internal financial analyses and forecasts prepared in connection with the proposed transaction by the managements of XM and SIRIUS relating to their respective businesses, financial forecasts prepared in connection with the proposed transaction by XM management (with the assistance of an independent consultant) relating to SIRIUS’ business, as well as the estimated amount and timing of the cost savings and related expenses and other synergies expected to result from the merger, which are referred to in this Proxy Statement as the Synergies, and information provided by the managements of each of XM and SIRIUS relating to certain of their respective tax attributes; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of this opinion.

JPMorgan also held discussions with certain members of the management of XM and SIRIUS with respect to certain aspects of the merger, and the past and current business operations of XM and SIRIUS, the financial condition and future prospects and operations of XM and SIRIUS, the effects of the merger on the financial condition and future prospects of XM and SIRIUS, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

In giving its opinion, JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by XM and SIRIUS or otherwise reviewed by or for JPMorgan. JPMorgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did JPMorgan evaluate the solvency of XM or SIRIUS under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to JPMorgan by the managements of XM and SIRIUS, including the Synergies, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best then available estimates and judgments by management of XM and SIRIUS as to the expected future results of operations and financial condition of XM and SIRIUS to which such analyses or forecasts relate. JPMorgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. JPMorgan also assumed that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes, have the tax consequences described in discussions with representatives of XM, that the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respect from the draft thereof provided to JPMorgan. JPMorgan relied as to all legal, regulatory or tax matters relevant to the rendering of its opinion upon the assessments made by advisors to XM with respect to such issues. JPMorgan further assumed that all material governmental, regulatory or other consents, authorizations and approvals necessary for the consummation of the merger will be obtained without any adverse effect on XM and SIRIUS or on the contemplated benefits of the merger.

The JPMorgan opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of the JPMorgan opinion. Subsequent developments may affect the JPMorgan opinion, and JPMorgan does not have any obligation to update, revise or reaffirm the JPMorgan opinion. The JPMorgan opinion is limited to the fairness, from a financial point of view, to the holders of common stock of XM of the exchange ratio by which each share of XM common stock will be converted into shares of SIRIUS common stock should the merger be completed and JPMorgan has expressed no opinion as to the fairness of the merger to, or any consideration to be received by, the holders of any other class of securities, creditors or other constituencies of XM or as to the underlying decision by XM to engage in the merger. JPMorgan has also expressed no opinion as to the price at which the shares of XM or SIRIUS common stock will trade at any future time.

In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of certain of the financial analyses undertaken by JPMorgan and delivered to the board of directors of XM on February 18, 2007, which analyses were among those considered by JPMorgan in connection with delivering the JPMorgan opinion.

Projections

In performing its analysis of XM, JPMorgan relied upon (1) estimates provided by the management of XM prepared in connection with the proposed transaction for the period 2006 to 2010, plus an extension of such estimates through the period ending 2016 prepared by JPMorgan and reviewed and approved by the management of XM, which are referred to in this Proxy Statement as the XM Management Case and (2) Wall Street analyst projections, which are referred to in this Proxy Statement as the XM Street Case. In performing its analysis of SIRIUS, JPMorgan relied on (1) a base case prepared in connection with the proposed transaction by the management of XM with the assistance of an independent consultant based on estimates provided by the management of SIRIUS for the period 2006 to 2010, plus an extension of such estimates through the period ending 2016 prepared by JPMorgan and reviewed and approved by the management of XM, which is referred to in this Proxy Statement as the SIRIUS Management Case (2) a sensitivity case prepared in connection with the proposed transaction by the management of XM with the assistance of an independent consultant for the period 2006 to 2010, plus an extension of such estimates through the period ending 2016 prepared by JPMorgan and reviewed and approved by the management of XM, which is referred to in this Proxy Statement as the SIRIUS Adjusted Management Case, and (3) Wall Street analyst projections, which are referred to in this Proxy Statement as the SIRIUS Street Case. These estimates were based on assumptions regarding the financial performance of XM and SIRIUS.

The projections furnished to JPMorgan for XM and SIRIUS were prepared by the managements of XM (with the assistance of an independent consultant) and SIRIUS in connection with the proposed transaction. Neither XM nor SIRIUS publicly discloses internal management projections of the type provided to JPMorgan in connection with JPMorgan’s analysis of the merger, and such projections were prepared in connection with the proposed transaction and were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

Historical exchange ratio analysis

JPMorgan reviewed the per share daily closing market price of SIRIUS common stock and XM common stock over the previous year, and calculated the implied historical exchange ratios during this period by dividing the daily closing prices per share of XM common stock by those of SIRIUS common stock and the average of those implied historical exchange ratios for the one-day, five-day, ten-day, one-month, three-month, six-month, one-year and two-year periods ending February 16, 2007. The analysis resulted in the following average implied exchange ratios for the periods indicated (rounded to the nearest hundredth):

Exchange
Ratio

Current (02/16/2007)	3.78x
1-day	3.61x
5-day	3.67x
10-day	3.72x
1-month	3.80x
3-month	3.86x
6-month	3.51x
1-year	3.62x

2-year	4.32x

JPMorgan noted that an historical stock trading analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

Relative Discounted Cash Flow Analysis

JPMorgan conducted a discounted cash flow analysis for each of XM and SIRIUS for the purpose of determining their respective fully diluted equity value per share on a stand-alone basis (i.e., without Synergies).

JPMorgan calculated the unlevered free cash flows that XM and SIRIUS are expected to generate during fiscal years 2007 through 2016 based upon financial projections prepared by the management of XM in connection with the proposed transaction. JPMorgan also calculated a range of terminal values of both XM and SIRIUS at the end of the 10-year period ending 2016 by applying a perpetual revenue growth rate ranging from 2.5% to 4.5%. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 10.0% to 14.0%, which were chosen by JPMorgan based upon an analysis of the weighted average cost of capital of XM and SIRIUS. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for XM and SIRIUS’ estimated 2006 fiscal year-end net debt to obtain fully diluted equity value.

As part of the total equity value calculated for XM, JPMorgan calculated the present value of the tax benefit from XM’s estimated net operating loss carry-forwards (referred to as NOLs) balance as of December 31, 2006. As part of the total equity value calculated for SIRIUS, JPMorgan calculated the present value of SIRIUS’ estimated NOLs balance as of December 31, 2006.

The analysis yielded the following implied equity value per share:

	XM		SIRIUS
	Management	Street	Management	Adj. Management	Street

High	$43.15	$22.19	$10.30	$8.43	$5.78
Mid-point	35.72	17.91	8.54	6.94	4.78
Low	30.40	14.86	7.29	5.87	4.04

JPMorgan compared the results for the XM Management Case to the SIRIUS Management Case and to the SIRIUS Adjusted Management Case. JPMorgan also compared the results for the XM Street Case to the SIRIUS Street Case. For each comparison, JPMorgan compared the highest equity value per share for XM to the lowest equity value per share for SIRIUS to derive the highest relative ownership implied by each pair of estimates. JPMorgan also compared the lowest equity value per share for XM to the highest equity value per share for SIRIUS to derive the lowest relative ownership implied by each pair of estimates. These relative equity ownerships yielded the following implied exchange ratios:

Exchange
Ratio

XM Management Case to SIRIUS Management Case
Lowest XM equity value per share to highest SIRIUS equity value per share	3.0x
Highest XM equity value per share to lowest SIRIUS equity value per share	5.9x
XM Management Case to SIRIUS Adjusted Management Case
Lowest XM equity value per share to highest SIRIUS equity value per share	3.6x
Highest XM equity value per share to lowest SIRIUS equity value per share	7.4x
XM Street Case to SIRIUS Street Case
Lowest XM equity value per share to highest SIRIUS equity value per share	2.6x
Highest XM equity value per share to lowest SIRIUS equity value per share	5.5x

Contribution Analysis

JPMorgan analyzed the contribution of each of XM and SIRIUS to the pro forma combined company with respect to subscribers, EBITDA (pre-stock based compensation), operating cash flow, or OCF, and levered free cash flow, or LFCF (defined as OCF minus capital expenditures), for fiscal years 2006 through 2010 and, except for subscribers, 2007-2010 cumulative. Out of the four metrics, JPMorgan focused on subscriber projections and LFCF. A focus on subscriber contributions assumes that per subscriber profitability of XM and SIRIUS will converge over time. LFCF is more relevant than EBITDA and OCF because EBITDA and OCF do not take into account the impact of capital expenditure. Three sets of relative contribution analyses were prepared comparing: (i) XM Management Case and SIRIUS Management Case; (ii) XM Management Case and SIRIUS Adjusted Management Case; and (iii) XM Street Case and SIRIUS Street Case. These three sets of analyses yielded the following pro forma diluted equity value contributions and implied exchange ratios.

For purposes of the contribution analysis, JPMorgan assumed that the contributions with respect to subscribers, EBITDA and OCF reflected each company’s contribution to the combined company’s pro forma firm value. Equity value contributions were derived by adjusting firm value contributions for outstanding net debt. JPMorgan assumed that contributions with respect to LFCF reflected each company’s contribution to the combined company’s pro forma equity value.

i. XM Management Case and SIRIUS Management Case

Subscribers	2006		2007		2008		2009		2010

XM contribution	57%		53%		49%		49%		48%
Implied exchange ratio	6.1	x	5.1	x	4.5	x	4.3	x	4.3	x

											2007-2010
EBITDA	2006		2007		2008		2009		2010		Cumul.

XM contribution	80%		65%		57%		44%		48%		50%
Implied exchange ratio	18.5	x	8.5	x	6.0	x	3.6	x	4.2	x	4.5	x

											2007-2010
OCF	2006		2007		2008		2009		2010		Cumul.

XM contribution	49%		31%		46%		39%		49%		45%
Implied exchange ratio	4.4	x	2.0	x	4.0	x	2.9	x	4.4	x	3.8	x

										2007-2010
LFCF	2006		2007	2008		2009		2010		Cumul.

XM contribution	42%		NM	82%		42%		51%		47%
Implied exchange ratio	3.3	x	NM	20.6	x	3.3	x	4.8	x	4.1	x

ii. XM Management Case and SIRIUS Adjusted Management Case

Subscribers	2006		2007		2008		2009		2010

XM contribution	57%		53%		51%		50%		50%
Implied exchange ratio	6.1	x	5.1	x	4.7	x	4.5	x	4.5	x

										2007-2010
EBITDA	2006		2007		2008	2009		2010		Cumul.

XM contribution	80%		74%		NM	60%		56%		72%
Implied exchange ratio	18.5	x	13.1	x	NM	6.8	x	5.8	x	11.8	x

									2007-2010
OCF	2006		2007	2008	2009		2010		Cumul.

XM contribution	49%		NM	NM	47%		56%		57%
Implied exchange ratio	4.4	x	NM	NM	4.1	x	5.8	x	6.0	x

										2007-2010
LFCF	2006		2007		2008	2009		2010		Cumul.

XM contribution	42%		42%		NM	57%		61%		68%
Implied exchange ratio	3.3	x	3.3	x	NM	6.1	x	7.1	x	9.7	x

iii. XM Street Case and SIRIUS Street Case

Subscribers	2006		2007		2008		2009		2010

XM contribution	55%		51%		50%		50%		49%
Implied exchange ratio	5.6	x	4.8	x	4.6	x	4.5	x	4.4	x

										2007-2010
EBITDA	2006		2007		2008	2009		2010		Cumul.

XM contribution	76%		73%		NM	40%		38%		49%
Implied exchange ratio	14.2	x	12.1	x	NM	3.1	x	2.8	x	4.4	x

											2007-2010
OCF	2006		2007		2008		2009		2010		Cumul.

XM contribution	47%		66%		45%		40%		39%		40%
Implied exchange ratio	4.0	x	9.0	x	3.7	x	3.1	x	2.9	x	3.1	x

										2007-2010
LFCF	2006		2007		2008	2009		2010		Cumul.

XM contribution	43%		39%		NM	37%		40%		41%
Implied exchange ratio	3.5	x	3.0	x	NM	2.7	x	3.1	x	3.1	x

JPMorgan then compared the exchange ratio in the proposed merger to: (1) the exchange ratios implied by the relative equity values per share in the discounted cash flow analysis and (2) the exchange ratios implied by the contribution analysis.

Historical premiums analysis

JPMorgan analyzed premiums paid on selected precedent mergers of equals (82 transactions since 1995) and selected acquisitions of U.S. targets, excluding mergers of equals, divided into transactions involving all-stock or mixed consideration and transactions involving all-cash consideration (a total of 2,848 transactions since 1999).

Mergers of equals

Premium paid	<5%	5-10%	10-20%	20-30%	>30%
% of transactions	38%	35%	20%	4%	3%

The median derived from this analysis is 6.0%.

Acquisitions excluding MoE 100% stock and mixed consideration

Premium paid	<5%	5-10%	10-20%	20-30%	>30%
% of transactions	15%	8%	17%	18%	42%

The median derived from this analysis is 25.8%.

Acquisitions excluding MoE 100% cash consideration

Premium paid	<5%	5-10%	10-20%	20-30%	>30%
% of transactions	12%	6%	15%	18%	48%

The median derived from this analysis is 28.7%.

Based on the February 16, 2007 (the last trading day prior to the announcement of the transaction) closing prices of $13.98 and $3.70 for XM and SIRIUS respectively, the premium implied by the proposed 4.60x exchange ratio is 21.7%.

JPMorgan noted that an historical premiums analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

XM Per Share Accretion Analysis

JPMorgan prepared a multiples-based analysis of the pro forma financial impact of the merger. Based on the XM Management Case and SIRIUS Management Case projections, and XM and SIRIUS share prices and current net debt as of February 16, 2007, JPMorgan calculated implied 2010 trading multiples:

Metric	XM		SIRIUS

Firm value / 2010 EBITDA	6.5	x	7.0	x
Equity value / 2010 LFCF	4.4	x	5.6	x

JPMorgan calculated the implied pro forma trading multiples assuming that immediately after closing, the pro forma company traded at a constant price of $3.70 (SIRIUS’ share price on February 16, 2007). JPMorgan also calculated the implied pro forma share price assuming that the combined entity will trade at a firm value to 2010 EBITDA multiple equal to the weighted average of XM and SIRIUS’ standalone multiples. Finally, JPMorgan calculated the implied pro forma share price assuming that the combined entity will trade at an equity value to 2010 LFCF multiple equal to the weighted average of XM and SIRIUS’ standalone multiples.

Pro forma net debt was adjusted to include the cost to achieve synergies and transaction costs, and pro forma EBITDA and LFCF projections reflected XM management’s assumptions on the synergies that will be realized from the merger. The implied XM share price accretion/dilution impact was calculated based as SIRIUS’ implied pro forma share price times the 4.60x proposed exchange ratio.

	Constant		Constant 2010		Constant 2010
Metric	Share Price		FV/EBITDA		EV/LFCF

Implied share price	$3.70		$4.39		$3.97
Implied 2010 FV/EBITDA	5.8	x	6.8	x	6.2	x
Implied 2010 EV/LFCF	4.7	x	5.6	x	5.1	x
Accretion to XM	22%		44%		31%

Value Creation Analysis

JPMorgan conducted a value creation analysis that compared the share price of XM common stock derived from a discounted cash flow valuation on a stand-alone basis to the equity value per share pro forma for the merger. The pro forma equity value per share was equal to: (1) (a) XM’s stand-alone discounted cash flow value (including the present value of the expected tax shield from NOLs), plus (b) SIRIUS’ stand-alone discounted cash flow value, plus (including the present value of the expected tax shield from NOLs), (c) the present value of the synergies, less (d) the cost to achieve synergies and transaction costs, less (e) an NOL adjustment; divided by (2) pro forma diluted shares outstanding. The NOL adjustment represented the impact of the transaction on the present value of the tax shield from NOLs, taking into account limits on the ability to utilize each of XM’s and SIRIUS’ NOLs as a result of a change of control under Sec. 382 of the Code and each of XM’s and SIRIUS’ net unrealized built in gains. The value creation analysis was repeated using different combinations of projections for the XM and SIRIUS discounted cash flow, or DCF, valuations: (1) XM Management Case and SIRIUS Management Case, (2) XM Management Case and SIRIUS Adjusted Management Case and (3) XM Street Case and SIRIUS Street Case.

JPMorgan also prepared a value creation analysis that compared the market price of XM common stock as of February 16, 2007 to the equity value per share pro forma for the merger. The pro forma equity value per share was equal to: (1) (a) the public market equity value of XM, plus (b) the public market equity value of SIRIUS, plus, (c) the value of expected synergies calculated by applying a multiple to XM management’s estimate of run-rate synergies, less (d) the cost to achieve synergies and transaction costs divided by (2) the pro forma diluted number of shares outstanding.

XM valuation	SIRIUS Valuation	Accretion

DCF value XM Management Case	DCF value SIRIUS Management Case	20%
DCF value XM Management Case	DCF value SIRIUS Adj. Mgmt. Case	10%
DCF value XM Street Case	DCF value SIRIUS Street Case	44%
Market value	Market value	61%

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, JPMorgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPMorgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by JPMorgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected on the basis of such experience and its familiarity with XM to advise XM in connection with the merger and to deliver a fairness opinion to the board of directors of XM addressing only the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to XM as of the date of such opinion.

For services rendered in connection with the merger (including the delivery of its opinion), XM has agreed to pay JPMorgan $12,500,000, a substantial portion of which is dependent on completion of the transaction. In addition, XM has agreed to reimburse JPMorgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under the federal securities laws.

JPMorgan and its affiliates have performed in the past, and may continue to perform, certain services for XM, SIRIUS and their respective affiliates, all for customary compensation, including (1) acting as joint bookrunner in connection with XM’s private offering of $600 million of unsecured 9.75% senior notes due 2014 and $200 million of unsecured senior floating rate notes due 2013 in May 2006, (2) acting as lead bookrunner in connection with XM’s $250 million senior secured credit facility in April 2006, (3) providing treasury and security services to XM on an ongoing basis, (4) acting as lead bookrunner in connection with SIRIUS’ prospective offering of $250 million of senior notes in March 2005, which was not priced due to market conditions, and (5) acting as underwriter of a block trade of SIRIUS common stock for Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. in September 2005. JPMorgan’s commercial bank affiliate is agent bank and lender to XM under its $250 million senior secured revolving credit facility. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of XM or SIRIUS for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Interests of Directors and Executive Officers in the Merger

Interests of Directors and Executive Officers of XM in the Merger

In considering the recommendations of XM’s board of directors with respect to its approval of the merger agreement, XM’s stockholders should be aware that XM’s executive officers and directors have interests in the merger that are different from, or in addition to, those of the XM stockholders generally.

Stock Options and Restricted Stock

In the merger, all outstanding XM employee stock options and restricted stock awards will be converted into options and restricted stock awards of SIRIUS, in each case, on terms substantially identical to those in effect immediately prior to the completion of the merger, and those options and restricted stock awards will entitle the holder to receive SIRIUS common stock. The number of shares issuable under those options and restricted stock awards, and, where applicable, the exercise prices for those options and awards, will be adjusted based on the exchange ratio. In addition, to the extent that the transfer of shares of XM common stock issuable upon exercise of any XM option (or issued in connection with any previously exercised XM option) is conditioned upon the fair market value of XM common stock achieving a specified percentage increase over the exercise price of such XM option, such restriction will be applied by requiring the same percentage increase in SIRIUS common stock over the exercise price of the corresponding converted option (or, in the case of a previously exercised XM option, the exercise price that would have been determined under the calculation above had such XM option been outstanding at the completion of the merger). A similar adjustment will occur with respect to any transfer restrictions applicable with respect to shares subject to, or acquired pursuant to, XM restricted stock awards.

In addition, restricted stock awards held by XM executive officers will become 100% vested upon an involuntary termination or resignation for good reason within one year of a change in control, stock options held by XM executive officers will become 100% vested upon an involuntary termination of employment or resignation for good reason within one year of a change in control, and stock options will be fully exercisable for up to twelve months following such termination. All trading restrictions on restricted shares and options will also lapse upon a qualifying termination. For these purposes, “change in control” is defined in a manner that includes consummation of the merger. The treatment of outstanding stock options and restricted stock awards held by the XM Chairman, CEO and COO are described below under “Employment Agreements.”

Employment Agreements

Chairman.  XM has an employment agreement with Gary Parsons, its Chairman, dated August 6, 2004, last amended April 4, 2007. Pursuant to his employment agreement, in the event of a termination of employment of Mr. Parsons without cause, or if Mr. Parsons were to resign for good reason (which includes a change in control of XM), he will be paid a lump sum equal to two times the sum of base salary and target annual bonus for the year of termination and XM will continue to make available (or pay annually in a lump sum) all applicable benefits for two years. In the event of such a termination, Mr. Parsons also will be entitled to receive a pro-rated portion of his target annual bonus for the year in which such termination occurs. In addition, all options and restricted shares granted to Mr. Parsons will vest immediately and options will remain exercisable for eighteen months. In addition, contractual trading restrictions on all restricted shares and shares acquired pursuant to options granted under Mr. Parson’s employment agreement will lapse after termination without cause or resignation for good reason within one year following a change in control. For these purposes “change in control” is defined in a manner that includes the consummation of the merger. The employment agreement also provides for a gross-up payment to be made to Mr. Parsons in the event of any excise tax penalties imposed by Section 4999 of the Code (relating to golden parachute payments).

Former Chief Executive Officer.  XM has an employment agreement with Hugh Panero, its former CEO, dated August 6, 2004, last amended April 4, 2007. XM and Mr. Panero have agreed that his employment terminated effective August 10, 2007. Pursuant to the employment agreement, in connection with such termination, (1) Mr. Panero will be paid a severance amount equal to three times the sum of base salary and target bonus for 2007, (2) XM will make available all applicable benefits for eighteen months following such termination and will make a cash payment to Mr. Panero in lieu of three and one-half years of additional benefit continuation to which he was otherwise entitled and (3) Mr. Panero will receive a pro-rated portion of his target annual bonus for 2007. The cash payments described above will be approximately $4.9 million in the aggregate. In addition, in connection with such termination, all options and restricted stock awards vested upon such termination, other than stock grants made in 2007, which will vest on completion of the consulting term described below. All options will remain exercisable for eighteen months. All trading restrictions on stock acquired pursuant to restricted share awards and options under the employment agreement lapsed upon such termination. The agreement also provides that Mr. Panero will perform part-time consulting services until the earlier of March 31, 2008 and consummation of the merger. The agreement also provides for a gross-up payment to be made to Mr. Panero for any penalties imposed by Section 409A of the Code (relating to nonqualified deferred compensation). The payments and benefits described above are not conditioned on the completion of the merger. The agreement also provides for a gross-up payment to be made to Mr. Panero in the event of any excise tax penalties imposed by Section 4999 of the Code (relating to golden parachute payments). It is not known at this time whether any Section 409A penalties or Section 4999 excise tax penalties would be imposed on Mr. Panero.

President and Interim Chief Executive Officer.  XM has an employment agreement with Nathaniel Davis, its President and Interim Chief Executive Officer, dated July 20, 2006, last amended August 10, 2007. The employment agreement provides for a severance amount equal to two times the sum of base salary and target discretionary bonus for the year of termination (or, if following a change in control, target discretionary bonus for the year of the change in control, if higher), as well as two years’ benefits continuation, to be paid or provided if Mr. Davis is terminated without cause or resigns for good reason (which includes a change in control of XM, and the appointment of a new CEO of XM other than himself or Mr. Parsons). Mr. Davis also will be entitled to receive a pro-rated portion of his annual bonus for the year, based on target discretionary bonus for the year of termination (or, if following a change in control, target discretionary bonus for the year of the change in control, if higher). The employment agreement also provides for all trading restrictions on stock acquired pursuant to restricted share awards and options under the employment agreement to lapse after termination without cause or resignation for good reason within one year following a change in control. For these purposes, “change in control” is defined in a manner that includes consummation of the merger. The agreement also provides for a gross-up payment to be made to the executive in the event of any excise tax penalties imposed by Section 4999 of the Code (relating to golden parachute payments).

Mr. Davis previously served as XM’s President and Chief Operating Officer, but was appointed President and Interim Chief Executive Officer in connection with Mr. Panero’s departure.

Severance Agreements

XM has entered into change in control severance agreements with each of the executive officers of XM other than the XM Chairman, CEO and COO. The agreements provide, among other things, that if a change in control of XM occurs and as a result the officer is either involuntarily terminated or terminates his or her employment for good reason, the officer will receive a lump sum cash payment equal to two times the sum of the officer’s base salary and target annual bonus, a pro-rata target annual bonus in respect of the year of termination, continued health and insurance benefits for two years, and outplacement services for two years. All contractual trading restrictions on stock acquired pursuant to restricted share awards and options also will lapse. For these purposes, “change in control” is defined in a manner that would include consummation of the merger. The change in control agreements also provide for a gross-up payment to be made to the executive in the event of any excise tax penalties imposed by Section 4999 of the Code (relating to golden parachute payments).

Indemnification and Insurance

XM and each of its directors and executive officers have previously entered into indemnification agreements. Under the indemnification agreements, each director and executive officer is entitled to be indemnified against damages, judgments, fines penalties and settlements in connection with threatened or actual litigation related to his or her capacity as director or executive officer. XM’s certificate of incorporation and its Bylaws provide that XM shall indemnify its directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law. In addition, XM has obtained an insurance policy covering directors and officers for claims that such directors and officers may otherwise be required to pay or for which XM is required to indemnify them, subject to certain exclusions.

The merger agreement provides that, following the completion of the merger, the combined company will indemnify and hold harmless, and provide advancement of claims-related expenses to, all past and present directors, officers and employees of XM and its subsidiaries against all losses, claims, expenses or liabilities pertaining to matters occurring prior to the closing of the merger. This indemnification will apply to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the merger agreement by XM pursuant to XM’s certificate of incorporation, bylaws and indemnification agreements in existence on the date hereof with any directors, officers and employees of XM and its subsidiaries.

The merger agreement also provides that SIRIUS shall maintain XM’s current directors’ and officers’ liability insurance policies for a period of six years.

Designation of XM’s Chairman as Chairman of the Board of Directors of the Combined Company

Under the merger agreement, Gary M. Parsons, XM’s Chairman, will become chairman of the board of directors of the combined company upon completion of the merger.

Designation as Directors of the Combined Company

The SIRIUS board of directors after the merger will initially consist of 12 directors. Mel Karmazin, SIRIUS’ CEO and a member of the SIRIUS board of directors, will remain CEO of the combined company and a member of the board of directors. Gary M. Parsons, XM’s Chairman, will become chairman of the board of directors of the combined company. Of the remaining 10 directors, SIRIUS and XM will each designate four directors (who may be existing directors), who will qualify as independent directors, and XM will designate two additional directors (one will be a designee of General Motors and the other will be a designee of American Honda).

Continued Employment with the Combined Company

Certain of XM’s current executive officers will be offered continued employment with the combined company after the effective time of the merger. The exact composition of the combined company’s executive management following the merger has not been finalized as of the date of this Proxy Statement. No executive of either company has given notice of intent to terminate his or her employment other than Mr. Panero, as described above. Similarly, neither company has given notice of intent to terminate the employment of any of its respective executives. It is therefore not known at this time whether any terminations of employment in connection with the merger will occur which will trigger severance and termination payments.

Interests of Directors and Executive Officers of SIRIUS in the Merger

In considering the recommendations of SIRIUS’ board of directors with respect to its approval of the merger agreement, SIRIUS’ stockholders should be aware that SIRIUS’ executive officers and directors have interests in the merger that are different from, or in addition to, those of the SIRIUS stockholders generally.

CEO and Board of Directors

The CEO of SIRIUS, who is also a director of SIRIUS, will, pursuant to the merger agreement, remain CEO of the combined company and will remain on the board of directors of the combined company. In addition, four current SIRIUS directors will serve on the board of directors of the combined company.

Employment Agreements

SIRIUS has entered into employment agreements with each of its executive officers, which contain provisions regarding payments upon a termination of employment.

Chief Executive Officer.  In November 2004, SIRIUS entered into a five-year agreement with Mel Karmazin to serve as its Chief Executive Officer. Pursuant to SIRIUS’ agreement with Mr. Karmazin, his stock options and shares of restricted stock will vest upon his termination of employment for good reason, upon his death or disability, and in the event of a change in control (defined in a manner that does not include the proposed merger with XM). In the event Mr. Karmazin’s employment is terminated by SIRIUS without cause, his unvested stock options and shares of restricted stock will vest and become exercisable, and he will receive his current base salary for the remainder of the term and any earned but unpaid annual bonus. In the event that any payment we make, or benefit SIRIUS provides, to Mr. Karmazin would be deemed to be an “excess parachute payment” under Section 280G of the Code such that he would be subject to an excise tax, SIRIUS has agreed to pay Mr. Karmazin the amount of such tax and such additional amount as may be necessary to place him in the exact same financial position that he would have been in if the excise tax was not imposed.

President, Entertainment and Sports.  Scott A. Greenstein has agreed to serve as SIRIUS’ President, Entertainment and Sports, through July 2009. If Mr. Greenstein’s employment is terminated without cause or he terminates his employment for good reason, he is entitled to receive a lump sum payment equal to (i) his base salary in effect from the termination date through July 2009 and (ii) any annual bonuses, at a level equal to 60% of his base salary, that would have been customarily paid during the period from the termination date through July 2009. In the event Mr. Greenstein’s employment is terminated without cause or he terminates his employment for good reason, SIRIUS is also obligated to continue his medical, dental, and life insurance benefits for eighteen months following his termination. Medical, dental, and life insurance benefits will continue through July 2009 if the time period at termination is longer than eighteen months. If, following the occurrence of a change in control (defined in a manner that does not include the proposed merger with XM), Mr. Greenstein is terminated without cause or he terminates his employment for good reason, SIRIUS is obligated to pay Mr. Greenstein the lesser of (i) four times his base salary and (ii) 80% of the multiple of base salary, if any, that SIRIUS’ Chief Executive Officer would be entitled to receive under his or her employment agreement if he or she was terminated without cause or terminated for good reason following such change in control. SIRIUS is also obligated to continue Mr. Greenstein’s medical, dental, and life insurance benefits, or pay him an amount sufficient to replace these benefits, until the third anniversary of his termination date. In the event that any payment SIRIUS makes, or benefit it provides, to Mr. Greenstein would be deemed to be an “excess parachute payment” under Section 280G of the Code such that he would be subject to an excise tax, SIRIUS has agreed to pay Mr. Greenstein the amount of such tax and such additional amount as may be necessary to place him in the exact same financial position that he would have been in if the excise tax was not imposed.

President, Operations and Sales.  SIRIUS has entered into an amended and restated employment agreement with James E. Meyer, dated June 6, 2007, to continue to serve as its President, Operations and Sales, through April 30, 2010 at his present salary. If Mr. Meyer’s employment is terminated without cause or he terminates his employment for good reason, SIRIUS will pay him a lump sum payment equal to (i) his annual base salary in effect on the termination date plus, (ii) the greater of (x) a bonus equal to 60% of his annual base salary or (y) the prior year’s bonus actually paid to him (the “Designated Amount”). Pursuant to the employment agreement, Mr. Meyer may elect to retire in April 2008, April 2009 or April 2010. In the event he elects to retire, SIRIUS has agreed to pay him a lump sum payment equal to the Designated Amount.

If, following the consummation of the merger, Mr. Meyer elects to retire (which he may do shortly following the merger or the next April following the merger), or Mr. Meyer is terminated without cause or he terminates his employment for good reason during the 12 month period following the merger, SIRIUS will pay him a lump sum payment equal to two times the Designated Amount.

Upon the expiration of Mr. Meyer’s employment agreement in April 2010 or following his retirement, if earlier, SIRIUS has agreed to offer Mr. Meyer a one-year consulting agreement. SIRIUS expects to reimburse Mr. Meyer for all of his reasonable out-of-pocket expenses associated with the performance of his obligations under this consulting agreement, but does not expect to pay him any cash compensation. Mr. Meyer’s stock options will continue to vest and will be exercisable during the term of this consulting agreement.

The employment agreement also provides for a gross-up payment to be made to Mr. Meyer in the event of any excise tax penalties imposed by Section 4999 of the Code (relating to golden parachute payments).

General Counsel and Secretary.  Patrick Donnelly has agreed to serve as SIRIUS’ Executive Vice President, General Counsel and Secretary, through April 30, 2010. If Mr. Donnelly’s employment is terminated without cause or he terminates his employment for good reason, SIRIUS is obligated to pay Mr. Donnelly his annual salary and the annual bonus last paid to him and to continue his medical and life insurance benefits for one year. In the event that any payment SIRIUS makes, or benefit it provides, to Mr. Donnelly would be deemed to be an “excess parachute payment” under Section 280G of the Code such that he would be subject to an excise tax, SIRIUS has agreed to pay Mr. Donnelly the amount of such tax and such additional amount as may be necessary to place him in the exact same financial position that he would have been in if the excise tax was not imposed.

Chief Financial Officer.  David J. Frear has agreed to serve as our Executive Vice President and Chief Financial Officer through July 2008. If Mr. Frear’s employment is terminated without cause or he terminates his employment for good reason, SIRIUS is obligated to pay Mr. Frear his annual salary and the annual bonus last paid to him and to continue his medical and life insurance benefits for one year. In the event that any payment SIRIUS makes, or benefit it provides, to Mr. Frear would be deemed to be an “excess parachute payment” under Section 280G of the Code such that he would be subject to an excise tax, SIRIUS has agreed to pay Mr. Frear the amount of such tax and such additional amount as may be necessary to place him in the exact same financial position that he would have been in if the excise tax was not imposed.

Accounting Treatment

The merger will be accounted for as an acquisition of XM by SIRIUS under the purchase method of accounting of U.S. generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of the acquired company are, as of completion of the merger, recorded at their respective fair values and added to those of the reporting public issuer, including an amount for goodwill representing the difference between the purchase price and the fair value of the identifiable net assets. Financial statements of SIRIUS issued after the merger will reflect only the operations of XM after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of XM.

All unaudited pro forma condensed combined financial statements contained in this Proxy Statement were prepared using the purchase method of accounting. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair value of XM’s assets and liabilities. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the fair value of the assets or increase in the fair value of the liabilities of XM as compared to the unaudited pro forma information included in this Proxy Statement will have the effect of increasing the amount of the purchase price allocable to goodwill.

Regulatory Approvals Required for the Merger

Federal Communications Commission

Under the Communications Act of 1934, before the completion of the merger, the Federal Communications Commission, or FCC, must approve the transfer to SIRIUS of control of XM and those subsidiaries of XM that hold FCC licenses and authorizations as well as the deemed transfer of FCC licenses and authorizations held by SIRIUS and its subsidiary to the combined company. The FCC must determine whether SIRIUS is qualified to control these licenses and authorizations and whether the transfer is consistent with the public interest, convenience and necessity. SIRIUS and XM filed on March 20, 2007 a consolidated application for authority to transfer control with the FCC. On June 8, 2007, the FCC released a public notice seeking comment on the consolidated application. Comments and objections were filed on or before July 9, 2007 and SIRIUS and XM filed a joint reply on July 24, 2007. On June 27, 2007, the FCC released a notice of proposed rule making seeking public comment on whether language prohibiting the transfer of control of both satellite radio licenses to a single entity in a 1997 order is a rule and if so whether the rule should be changed to allow the merger. SIRIUS, XM and other interested parties filed comments on or before August 13, 2007 and reply comments on or before August 27, 2007.

United States Antitrust Laws

Under the Hart-Scott-Rodino Act and the rules promulgated under that act by the Federal Trade Commission, or FTC, the merger may not be completed until notifications have been given and information furnished to the FTC and to the Antitrust Division of the Department of Justice and the specified waiting period has been terminated or has expired. XM and SIRIUS each filed notification and report forms under the Hart-Scott-Rodino Act with the FTC and the Antitrust Division on March 12, 2007. At any time before or after completion of the merger, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin completion of the merger or seeking divestiture of substantial assets of XM or SIRIUS. The merger also is subject to review under state antitrust laws and could be the subject of challenges by states or private parties under the antitrust laws.

On April 12, 2007, XM and SIRIUS received from the Antitrust Division a request for additional information and material relating to the merger, generally referred to as a “Second Request”, under the Hart-Scott-Rodino Act. The effect of the Second Request is to extend the waiting period imposed by the Hart-Scott-Rodino Act until 30 days after XM and SIRIUS have substantially complied with the Second Request, unless that period is extended voluntarily by the parties or terminated sooner by the Department of Justice. On September 4, 2007, XM and SIRIUS each certified to the Antitrust Division that they were in substantial compliance with its Second Request.

Restrictions on Sales of Shares of SIRIUS Common Stock Received in the Merger

SIRIUS shares of common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, except for SIRIUS shares issued to any XM stockholder who may be deemed to be an “affiliate” of XM or SIRIUS.

Under Rule 145, former XM stockholders who were affiliates of XM at the time of the XM special meeting and who are not affiliates of SIRIUS after the completion of the merger may sell their SIRIUS shares at any time subject to the volume and sale limitations of Rule 144 under the Securities Act. In addition, so long as former XM affiliates are not affiliates of SIRIUS following the completion of the merger, and a period of at least one year has elapsed after the completion of the merger, the former XM affiliates may sell their SIRIUS shares without regard to the volume and sale limitations of Rule 144 under the Securities Act if there is adequate current public information available about SIRIUS in accordance with Rule 144. After a period of two years has elapsed following the completion of the merger, and so long as former XM affiliates are not affiliates of SIRIUS and have not been for at least three months before any sale, they may freely sell their SIRIUS shares. Former XM stockholders who are or become affiliates of SIRIUS after completion of the merger will remain or be subject to the volume and sale limitations of Rule 144 under the Securities Act until they are no longer affiliates of SIRIUS. The SEC has recently proposed revisions to Rule 145 which, if adopted as proposed, may change the applicability of Rule 145 to the merger. The anticipated timing for the adoption of any revisions to Rule 145 and whether such revisions will be adopted as proposed are unknown as of the date of this proxy statement. This Proxy Statement does not cover resales of SIRIUS received by any person upon completion of the merger, and no person is authorized to make any use of this Proxy Statement in connection with any resale.

Appraisal Rights

Under Section 262 of the General Corporation Law of the State of Delaware, holders of shares of SIRIUS common stock and XM common stock do not have appraisal rights in connection with the merger. However, the holder of XM Series A convertible preferred stock will have the right to seek appraisal of the fair value of its shares, under Delaware General Corporation Law.

NASDAQ Listing of SIRIUS Common Stock; Delisting and Deregistration of XM Common Stock

Before the completion of the merger, SIRIUS has agreed to use all reasonable efforts to cause the shares of SIRIUS common stock to be issued in the merger and reserved for issuance under any equity awards to be approved for listing on the NASDAQ Global Select Market. Such approval is a condition to the completion of the merger. If the merger is completed, XM common stock will cease to be listed on the NASDAQ and its shares will be deregistered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

LITIGATION RELATING TO THE MERGER

On March 14 and March 20, 2007, two putative class action lawsuits entitled Brockwell v. Sirius Satellite Radio, Inc., et al., Index No. 60019/07 and Johnson v. Sirius Satellite Radio, Inc., et al., Index No. 600899/07, were filed against SIRIUS and its directors in the Supreme Court of the State of New York (New York County). The Brockwell and Johnson complaints allege that the directors breached their fiduciary duties and engaged in self-dealing by agreeing to merge SIRIUS with XM at an unfair exchange rate. More specifically, the lawsuit alleges that in agreeing to the merger with XM, the directors failed to adequately account for and consider: (i) the true value of SIRIUS and XM; (ii) certain XM litigation and regulatory liabilities; and (iii) the impact of concessions that SIRIUS and XM would need to make in order to obtain antitrust approval for the merger. Plaintiffs seek an order enjoining SIRIUS and the directors from consummating the merger with XM and an award of attorneys’ fees.

Shortly after filing the original complaints, Plaintiffs’ counsel in the Brockwell and Johnson actions advised SIRIUS that they intend to file an amended and/or consolidated class action complaint. Accordingly, on June 11, 2007, SIRIUS entered into a stipulation requiring plaintiffs to move to consolidate their actions within 30 days, and to file an amended and/or consolidated complaint within 30 days from the date the court enters a consolidation order. So far, the plaintiffs have not moved to consolidate or amend their actions.

SIRIUS believes the allegations in the Brockwell and Johnson actions are without merit and intends to fully defend against the asserted claims. At this time, however, the likely outcome of the cases cannot be predicted, nor can a reasonable estimate of loss, if any, be made.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the merger applicable to a holder of shares of XM common stock. This discussion is based upon the Code, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. holders (as defined below) that hold their shares of XM common stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular XM stockholder or to XM stockholders that are subject to special treatment under U.S. federal income tax laws, such as:

•	stockholders that are not U.S. holders;

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who own more than 5% of the outstanding stock of XM;

•	persons that hold XM common stock as part of a straddle, hedge, constructive sale or conversion transaction; and

•	U.S. holders who acquired their shares of XM common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds XM common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.

This discussion does not address the tax consequences of the merger under state, local or foreign tax laws. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Holders of XM common stock are urged to consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

For purposes of this section, the term “U.S. holder” means a beneficial owner of XM common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

•	a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Tax Consequences of the Merger Generally

Assuming that the merger is completed according to the terms of the merger agreement and based upon facts, factual representations and assumptions contained in the representation letters provided by SIRIUS and XM, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, and subject to the assumptions and qualifications contained in their respective opinions, it is the opinion of each Simpson Thacher & Bartlett LLP, counsel to SIRIUS, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to XM, that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code.

As a result of the merger qualifying as a reorganization within the meaning of Section 368(a) of the Code, then, except as provided below with respect to cash received in lieu of fractional shares, a U.S. holder will not recognize any gain or loss as a result of the receipt of shares of SIRIUS common stock pursuant to the merger.

SIRIUS and XM intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to SIRIUS’ obligation to complete the merger that SIRIUS receive a written opinion of its counsel, Simpson Thacher & Bartlett LLP, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to XM’s obligation to complete the merger that XM receive an opinion of its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering these opinions, counsel may require and rely upon representations contained in letters and certificates to be received from SIRIUS and XM. If the letters or certificates are incorrect, the conclusions reached in the tax opinions could be jeopardized. In addition, the opinions will be subject to certain qualifications and limitations as set forth in the opinions.

None of the tax opinions given in connection with the merger will be binding on the IRS. Neither SIRIUS nor XM intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

Cash received in lieu of fractional shares

A U.S. holder that receives cash in lieu of a fractional share of SIRIUS common stock in the merger will generally be treated as having received such fractional share and then as having received such cash in redemption of such fractional share interest. A U.S. holder generally will recognize gain or loss measured by the difference between the amount of cash received and the portion of the basis of the shares of XM common stock allocable to such fractional interest. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in the XM common stock exchanged was therefore greater than one year as of the date of the exchange.

Tax Basis and Holding Period

A U.S. holder’s aggregate tax basis in the SIRIUS common stock received in the merger will equal such stockholder’s aggregate tax basis in the XM common stock surrendered in the merger reduced by any amount allocable to a fractional share of SIRIUS common stock for which cash is received. The holding period for the shares of SIRIUS common stock received in the merger generally will include the holding period for the shares of XM common stock exchanged therefor.

Reporting Requirements

A U.S. holder who receives SIRIUS common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder who is required to file a U.S. tax return and who is a “significant holder” that receives SIRIUS common stock will be required to file a statement with such holder’s U.S. federal income tax return setting forth such holder’s basis in the XM common stock and the fair market value of the SIRIUS common stock received in the merger. A “significant holder” is a U.S. holder, who, immediately before the merger, owned at least 5% of the outstanding stock of XM.

THE MERGER AGREEMENT

The following discussion summarizes material provisions of the merger agreement, a copy of which is attached as Annex A to this Proxy Statement and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary. This summary is not complete and is qualified in its entirety by reference to the complete text of the merger agreement. We urge you to read the merger agreement carefully in its entirety, as well as this Proxy Statement, before making any decisions regarding the merger.

The representations and warranties described below and included in the merger agreement were made by SIRIUS and XM to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by SIRIUS and XM in connection with negotiating its terms. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, or may have been used for the purpose of allocating risk between SIRIUS and XM rather than establishing matters as facts. The merger agreement is described in this Proxy Statement and included as Annex A only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding SIRIUS, XM or their respective businesses. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about SIRIUS or XM, and you should read the information provided elsewhere in this Proxy Statement and in the documents incorporated by reference into this Proxy Statement for information regarding SIRIUS and XM and their respective businesses. See “Where You Can Find More Information” beginning on page 96 of this Proxy Statement.

The Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, XM will merge with and into Merger Sub, a wholly owned Delaware subsidiary of SIRIUS, and will survive the merger as a wholly owned subsidiary of SIRIUS.

Closing and Effective Time of the Merger

The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be agreed upon by XM and SIRIUS and as specified in the certificate of merger. The filing of the certificate of merger will occur as soon as practicable after the conditions to completion of the merger have been satisfied or duly waived.

Directors and Executive Management Following the Merger

The SIRIUS board of directors after the merger will initially consist of 12 directors. Mel Karmazin, SIRIUS’ Chief Executive Officer, or CEO, and a member of the SIRIUS board of directors, will remain CEO of the combined company and a member of the board of directors. Gary M. Parsons, XM’s Chairman, will become Chairman of the board of directors of the combined company. Of the remaining 10 directors, SIRIUS and XM will each designate four directors, who will qualify as independent directors, and XM will designate two additional directors (one will be a designee of General Motors and the other will be a designee of American Honda).

Consideration to be Received in the Merger

XM Common Stock

•	XM Common Stock. At the completion of the merger, each outstanding share of XM common stock (other than treasury stock and shares owned by SIRIUS immediately prior to the completion of the merger, which will be cancelled and extinguished, and shares owned by any wholly-owned subsidiary of SIRIUS or XM immediately prior to the completion of the merger, which shares will remain outstanding) will be converted into the right to receive 4.6 shares of SIRIUS common stock, together with any cash paid in respect of fractional shares.

•	Fractional Shares. Holders of XM common stock will not receive any fractional SIRIUS shares in the merger. Instead, the total number of SIRIUS common stock that each holder of XM common stock will receive in the merger will be rounded down to the nearest whole number and SIRIUS will pay cash for any resulting fractional shares that an XM stockholder otherwise would be entitled to receive. The amount of cash payable for a fractional share of SIRIUS common stock will be determined by multiplying the fraction by the average closing price for a share of SIRIUS common stock on the last trading day immediately prior to the completion of the merger.

Warrants to Purchase Shares of XM Common Stock

XM will take all actions necessary to ensure that at the completion of the merger, each warrant to purchase shares of XM common stock shall be converted into a warrant to purchase shares of SIRIUS common stock on terms substantially identical to those in effect immediately prior to the merger under the terms of the warrant or other related agreement or award pursuant to which such warrant was granted in a manner similar to that of options to purchase XM common stock.

XM Series A Convertible Preferred Stock

Each outstanding share of XM Series A convertible preferred stock will be converted into 4.6 shares of a newly designated series of SIRIUS preferred stock in the merger. The new series of SIRIUS preferred stock, which will be designated as Series A convertible preferred stock, will have the same powers, designations, preferences, rights and qualifications, limitations and restrictions as the XM Series A convertible preferred stock to the fullest extent practicable, except that such preferred stock will have the right to vote with the holders of the SIRIUS common stock as a single class, with each share of preferred stock having 1/5th of a vote.

Adjustments to Prevent Dilution

The stock exchange ratio will be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into SIRIUS common stock or XM common stock), reorganization, recapitalization, reclassification or other like change with respect to SIRIUS common stock or XM common stock having a record date on or after the date of the merger and prior to the completion of the merger.

Procedures for Exchange of Certificates

SIRIUS will appoint an exchange agent for the purpose of exchanging certificates representing XM common stock. Promptly after the completion of the merger, XM, or the exchange agent, will mail transmittal materials to each holder of record of XM shares of common stock, advising such holders of the effectiveness of the merger and the procedure for surrendering their share certificates to the exchange agent.

Each holder of a share of XM capital stock that has been converted into a right to receive the applicable merger consideration (as well as cash for fractional shares, dividends or other distributions payable) will receive the applicable merger consideration upon surrender to the exchange agent of the XM capital stock certificate, together with a letter of transmittal covering such shares and any other documents as the exchange agent may reasonably require.

After completion of the merger, each certificate that previously represented shares of XM capital stock will represent only the right to receive the applicable merger consideration as described above under “— Consideration to be Received in the Merger,” including cash for any fractional shares of SIRIUS common stock as well as any dividends or other distributions declared with respect to SIRIUS common stock between the date of the merger agreement and the completion of the merger.

Holders of XM capital stock should not send in their XM stock certificates until they receive and complete and submit a signed letter of transmittal sent by the exchange agent with instructions for the surrender of XM stock certificates.

XM and SIRIUS are not liable to holders of shares of XM capital stock for any amount delivered to a public official under applicable abandoned property, escheat or similar laws.

After completion of the merger, XM will not register any transfers of the shares of XM capital stock. SIRIUS stockholders need not exchange their stock certificates.

Representations and Warranties

The merger agreement contains customary and similar representations and warranties made by SIRIUS and XM to each other. These representations and warranties relate to, among other things:

•	organization, capital structure, corporate power and authority, execution and delivery, required consents, approvals, orders and authorizations of governmental entities relating to, the merger agreement and related matters;

•	documents filed with the SEC and the accuracy of information contained in those documents;

•	financial statements and the absence of undisclosed liabilities, compliance with applicable laws and reporting requirements;

•	certain material contracts;

•	legal proceedings, filing of tax returns, payment of taxes and other tax matters;

•	benefit plans and the Employee Retirement Income Security Act of 1974;

•	absence of material adverse effect since December 31, 2005;

•	board approval of the merger;

•	vote required to approve the merger;

•	properties and assets;

•	subsidiaries;

•	intellectual property;

•	environmental matters;

•	labor and employment matters;

•	insurance matters;

•	brokers used in connection with the merger; and

•	receipt of fairness opinions from financial advisors.

In addition to the foregoing, the merger agreement contains a representation and warranty made by XM regarding the amendment of XM’s stockholders rights plan to allow for the merger and the other transactions contemplated by the merger agreement.

Conduct of Business Pending the Merger

Under the merger agreement, each of XM, SIRIUS and each of their respective subsidiaries will carry on their respective businesses in the usual, regular and ordinary course consistent with past practice and use all reasonable efforts to preserve intact their respective present business organization, maintain their respective rights, franchises, licenses and other authorizations issued by governmental entities and preserve their relationships with employees, customers, suppliers and others having business dealings with them.

In addition, each of XM and SIRIUS and each of their respective subsidiaries may not, among other things and subject to certain exceptions, without the consent of the other party:

•	enter into (including via any acquisition) any new line of business which represents a material change in its operations and which is material to it;

•	make any material change to its business;

•	enter into, terminate or fail to renew any material agreement, or make any change to any existing material agreements other than in the ordinary course of business or consistent with past practice;

•	make any capital expenditures, other than capital expenditures which, in the aggregate, do not exceed the aggregate amount for capital expenditures specified in its respective long-term plans for 2007 and 2008;

•	declare or pay any dividends on or make other distributions in respect of its capital stock;

•	split, combine or reclassify any of its capital stock;

•	repurchase, redeem or otherwise acquire, or permit any subsidiary to redeem, purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock;

•	sell any shares of its capital stock, any voting debt, any stock appreciation rights, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or voting debt, or enter into any agreement with respect to any of the foregoing, other than the issuance of common stock required to be issued upon the exercise or settlement of stock awards outstanding on the date of the merger agreement in accordance with the terms of the applicable stock award;

•	amend its charter or bylaws;

•	enter into a plan of consolidation, merger or reorganization with any person;

•	acquire any business or assets, rights or properties, other than acquisitions, business combinations that (a) would not reasonably be expected to delay the merger and (b) for which the total consideration therefor does not exceed a specified amount;

•	dispose of any of its assets, rights or properties (including capital stock of its subsidiaries) which are material to it;

•	incur long term indebtedness for borrowed money;

•	intentionally take any action that would (a) result in (i) any of its representations and warranties being or becoming untrue, (ii) any of the conditions to the merger not being satisfied, or (iii) a violation of any provision of the merger agreement, or which would materially adversely affect the ability of the parties to obtain certain regulatory approvals per the merger agreement or (b) reasonably be expected to prevent or impede the merger from qualifying as a tax-free reorganization;

•	except as disclosed in certain SEC filings, change its methods of accounting in effect at December 31, 2005, or change its annual tax accounting period or make any tax election having a material adverse effect;

•	other than in the ordinary course of business consistent with past practice, enter into, amend or terminate any employee benefit plan;

•	increase the compensation or fringe benefits of any director, officer, employee, independent contractor or consultant or pay any benefit not required by any employee benefit plan;

•	enter into or renew any arrangement providing for the payment of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of the merger;

•	provide that the vesting of any granted stock option, restricted stock, restricted stock unit or other equity-related award shall accelerate or otherwise be affected by the occurrence of the merger;

•	adopt a plan of liquidation or authorize a liquidation, dissolution, restructuring, recapitalization or reorganization;

•	settle or compromise any litigation in excess of specified amount;

•	enter into any long-term commitment that would limit, in any material respect, its ability to conduct its business in any geographic area; or

•	agree to or make any commitment to take or authorize any of the foregoing actions.

Each party has also agreed to confer with one another and advise one another regarding material changes to their respective businesses or material deficiencies in their respective internal controls. Each party will be provided the opportunity to review information relating to the other party to be used in filings to be made in connection with the merger and shall consult with the other regarding consents and approvals necessary for the merger.

Prior to the completion of the merger, each of XM and SIRIUS shall exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision over its and its subsidiaries’ respective operations.

Best Efforts; Other Agreements

Best Efforts.  SIRIUS and XM have each agreed to use their reasonable best efforts to take all actions proper or advisable under the merger agreement and applicable laws, rules and regulations to complete the merger agreement, as well as other specified actions, as soon as practicable. However, the foregoing does not require SIRIUS or XM to (i) agree to or effect any divestiture or take any other action if doing so would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the combined company after the merger, or (ii) take any such action that is not conditioned on the consummation of the merger.

Proxy Statement; Stockholders Meetings.  SIRIUS and XM have agreed to cooperate in preparing and filing with the SEC this Proxy Statement and the registration statement of which it forms a part. Each has agreed to use its reasonable best efforts to have this Proxy Statement cleared and the registration statement of which it forms a part declared effective, to maintain the same effective as long as is necessary to consummate the merger and the other transactions contemplated hereby, and to mail this Proxy Statement to their respective stockholders as promptly as practicable after it is declared effective.

Affiliates.  XM shall use all reasonable efforts to cause each person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) to deliver to SIRIUS, as soon as reasonably practicable and in any event prior to the XM special meeting, a written agreement, in form and substance reasonably satisfactory to SIRIUS, relating to required transfer restrictions on the SIRIUS common stock received by them in the merger pursuant to Rule 145 under the Securities Act.

NASDAQ Listing.  SIRIUS shall use all reasonable efforts to cause (i) the shares of SIRIUS common stock to be issued in the merger and (ii) the shares of SIRIUS common stock reserved for issuance upon the exercise, vesting or payment under any equity award to purchase XM common stock which becomes an equity award to purchase SIRIUS common stock (or any award based on XM common stock which becomes an award based on SIRIUS common stock), to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the closing date.

Conditions to Completion of the Merger

Each party’s obligation to effect the merger is subject to the satisfaction or waiver of various conditions, which include the following:

•	receipt of the approval of the holders of capital stock of XM and SIRIUS required for the completion of the merger;

•	shares of SIRIUS common stock to be issued in the merger or reserved for issuance shall have been authorized for listing on the NASDAQ Global Select Market;

•	certain authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations of waiting periods required from, certain governmental entities are filed, have occurred or been obtained, and are in full force and effect;

•	the registration statement of which this Proxy Statement forms a part is not the subject of any stop order or proceedings seeking a stop order;

•	no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger exists;

•	no governmental entity of competent jurisdiction makes the consummation of the merger illegal;

•	there is (i) no action taken, or any statute, rule, regulation, order or decree enacted deemed applicable to the merger or the transactions contemplated by the merger agreement by any governmental entity of competent jurisdiction, or (ii) any circumstance arising, or transaction, agreement, arrangement or instrument entered into, or which would be necessary to be entered into, in connection with the merger or the transactions contemplated by the merger agreement, which, in either case, imposes any term, condition, obligation or restriction upon SIRIUS, XM (after the merger) or their respective subsidiaries which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the present or prospective consolidated financial condition, business or operating results of SIRIUS after the completion of the merger (in no event shall a change in the trading prices of the party’s capital stock, by itself, be considered material or constitute a material adverse effect);

•	the representations and warranties of the other being true and correct on the date of the merger agreement and on the date on which the merger is to be completed as if made as of that date or, if these representations and warranties expressly relate to an earlier date, then as of that specified date, other than any failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the other party (except for representations and warranties regarding capitalization, which shall be true and correct in all material respects).

•	the other party to the merger agreement having performed in all material respects all obligations, and complied in all material respects with the agreements and covenants required to be performed by or complied with by it under the merger agreement;

•	with respect to SIRIUS’ obligation to effect the merger, the receipt from Simpson Thacher & Bartlett LLP of an opinion to the effect that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and

•	with respect to XM’s obligation to effect the merger, the receipt from Skadden, Arps, Slate, Meagher & Flom LLP of an opinion to the effect that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

The merger agreement provides that any or all of the additional conditions described above may be waived, in whole or in part, by SIRIUS or XM, to the extent legally allowed. Neither SIRIUS nor XM currently expects to waive any material condition to the completion of the merger. If either SIRIUS or XM determines to waive any condition to the merger that would result in a material adverse change in the terms of the merger to XM or SIRIUS stockholders (including any change in the tax consequences of the transaction to XM stockholders), proxies will be resolicited from the SIRIUS or XM stockholders.

The following shall not be deemed “material” or to have a “material adverse effect”, including any change or event caused by or resulting from:

•	changes in prevailing economic or market conditions in the United States or any other jurisdiction in which such entity has substantial business operations (except to the extent those changes have a materially disproportionate effect on such entity and its subsidiaries relative to the other party and its subsidiaries);

•	changes or events, after the date of the merger agreement, affecting the industries in which the entities operate generally (except to the extent those changes or events have a materially disproportionate effect on such entity and its subsidiaries relative to the other party and its subsidiaries);

•	changes, after the date of the merger agreement, in generally accepted accounting principles or requirements applicable to such entity and its subsidiaries (except to the extent those changes have a materially disproportionate effect on such entity and its subsidiaries relative to the other party and its subsidiaries);

•	changes, after the date of the merger agreement, in laws, rules or regulations of general applicability or interpretations thereof by any governmental entity (except to the extent those changes have a materially disproportionate effect on such entity and its subsidiaries relative to the other party and its subsidiaries);

•	the execution, delivery and performance of the merger agreement or the consummation of the transactions contemplated by the merger agreement or the announcement of such acts; or

•	any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located.

No Solicitation

In the merger agreement, each of XM and SIRIUS has agreed that it will not directly or indirectly:

•	solicit, initiate, encourage or knowingly facilitate any “acquisition proposal,” as described below;

•	participate in any discussions or negotiations regarding, or furnish to any person any confidential information in connection with, or knowingly facilitate any effort or attempt to make or implement, an acquisition proposal; or

•	approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any acquisition proposal or propose or agree to do any of the foregoing.

However, if, at any time before the date that the vote required to be obtained from its stockholders in connection with the merger has been obtained, XM’s or SIRIUS’ board of directors may, in good faith:

•	to the extent applicable, and being otherwise in compliance with certain provisions of the merger agreement, comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act relating to communication in connection with solicitations under the Exchange Act with regard to an acquisition proposal, or make any disclosure that the board of directors may determine (after consultation with its outside legal counsel) is required to be made under applicable law;

•	if such party’s stockholder meeting has yet to occur, change its recommendation regarding the merger if (i) there has been a development, event or occurrence as a result of which the board, after consultation with its outside legal counsel and financial advisors, determines in good faith that failure to effect a recommendation change would be inconsistent with its fiduciary duties under applicable law, (ii) the board follows certain notice provisions, and (iii) the board has engaged in reasonable, good faith negotiations with the other party to the merger agreement, and has considered in good faith, after consulting with its financial and legal advisors, any modifications to the terms and conditions of this agreement proposed by the other party; and

•	if such party’s stockholder meeting has yet to occur, engage in any discussions or negotiations with, or provide any confidential information or data to, any person in response to an unsolicited bona fide written acquisition proposal by any such person, if the board, after consultation with outside legal counsel and financial advisors, concludes in good faith that there is a reasonable likelihood that such acquisition proposal constitutes or is reasonably likely to result in a “superior proposal,” as described below, and prior to providing any information or data to any person in connection with an acquisition proposal by any such person, its board receives from such person a mutually acceptable confidentiality agreement on terms no less favorable than those in the confidentiality agreement between SIRIUS and XM.

The term “acquisition proposal” means any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving XM, SIRIUS or any of their respective significant subsidiaries or any purchase or sale of 15% or more of the consolidated assets of it and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if completed, would result in any person beneficially owning securities representing 15% or more of its total voting power.

The term “superior proposal” means a bona fide written acquisition proposal which the board of directors of SIRIUS or XM, as the case may be, concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account the legal, financial, regulatory, timing and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation): (i) is more favorable to the stockholders of SIRIUS or XM, as the case may be, from a financial point of view, than the transactions contemplated by the merger agreement (after giving effect to any adjustments to the terms and provisions of the merger agreement committed to in writing by SIRIUS or XM, as the case may be, in response to such acquisition proposal) and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed. However, for purposes of this definition of “superior proposal,” the term “acquisition proposal” has the meaning given above, except that the reference to “15% or more” in the definition of “acquisition proposal” shall be deemed to be a reference to “a majority” and “acquisition proposal” shall only be deemed to refer to a transaction involving SIRIUS or XM, as the case may be.

The merger agreement also provides that XM and SIRIUS shall notify the other party to the merger agreement of any acquisition proposal received by, any information related to an acquisition proposal requested from, or any discussions with or negotiations by, it or any of its representatives. XM and SIRIUS will promptly keep the other party informed of the status and terms of any such acquisition proposal, the status and nature of all information requested and delivered, and the status and terms of any such discussions or negotiations.

Termination

Generally, the merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger:

•	by mutual written consent of SIRIUS, Merger Sub and XM; or

•	by either party, if:

•	a governmental entity that must grant a requisite regulatory approval has denied approval of the merger and the denial has become final and non-appealable, or any governmental entity issues an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger, and such order, decree, ruling or other action has become final and non-appealable; provided, however, this termination right is not available to any party whose failure to comply with the merger agreement has been the cause of, or resulted in, such action;

•	the merger is not consummated on or before March 1, 2008; except that right is not available to any party whose failure to comply with the merger agreement has been the cause of, or resulted in, such failure;

•	the other party breached any of the agreements or representations in the merger agreement, in a way that the related condition to closing would not be satisfied, and this breach is either incurable or not cured within 45 days;

•	the required SIRIUS or XM stockholder vote has not been obtained at the respective stockholders meeting or any adjournment or postponement thereof; or

•	the board of directors of the other party changes its recommendation that its stockholders vote in favor of the merger or has breached its obligation relating to a third party acquisition proposal or breached its obligations to call its stockholders’ meeting or mail this Proxy Statement to its stockholders. The term “acquisition proposal” has the meaning described above in “— No Solicitation”, except that the applicable threshold is a majority instead of 15% or more of the consolidated assets.

Effect of Termination

If the merger agreement is terminated as described in “— Termination” above, the agreement will be void, and there will be no liability or obligation of any party except that:

•	each party will remain liable for its willful and material breach of the merger agreement; and

•	designated provisions of the merger agreement, including the confidential treatment of information and the allocation of fees and expenses, including, if applicable, the termination fees described below, will survive termination.

Termination Fees and Expenses

Either party will be paid a $175 million termination fee by the other party if (i) the board of directors of the other party has, pursuant to the merger agreement, made an adverse recommendation and such party has timely elected to terminate the merger agreement; (ii) it is entitled but fails to terminate the merger agreement in connection with such change in recommendation and the other party materially breaches its obligations under the merger agreement by failing to call its stockholder meeting or prepare and mail this Proxy Statement; or (iii) the other party has effected a change in recommendation other than in accordance with the provisions of the merger agreement or approved, recommended or entered into an agreement with respect to an acquisition proposal other than in accordance with the provisions of the merger agreement.

In addition, if (i) either party terminates the merger agreement because the stockholder vote required to approve the merger has not been obtained upon a vote taken at the other party’s stockholders meeting and (ii) before the other party’s stockholders meeting an “acquisition proposal” is communicated to the senior management or board of directors of the other party, then this party shall pay one-third of $175 million. If within twelve months of the date of the merger termination, the other party or any of its subsidiaries executes or consummates any acquisition proposal, then it shall pay the remaining two-thirds of $175 million.

Furthermore, if (i) either party terminates the merger agreement because the merger is not consummated on or before March 1, 2008 or a party terminates the merger agreement because the other party breached any of the covenants or agreements or any of the representations or warranties in the merger agreement, (ii) before such termination there is a “public proposal” with respect to the other party, and (iii) following the occurrence of the public proposal, the other party breached intentionally or recklessly (and not cured after notice) any of its representations, warranties, covenants or agreements set forth in the merger agreement, which shall have materially contributed to the failure of the closing to occur prior to the termination of the merger agreement, then the breaching party shall pay one-third of the $175 million termination fee. If within twelve months of the date of the merger termination, the breaching party or any of its subsidiaries executes or consummates any acquisition proposal, then the breaching party shall pay the remaining two-thirds of the $175 million termination fee.

The term “acquisition proposal” has the meaning assigned to such term in “— No Solicitation” above, except that the reference to “15% or more” in the definition of “acquisition proposal” is a reference to “a majority”. If the breaching party fails to pay all amounts due to the other party on the dates specified, then the breaching party shall pay all costs and expenses (including legal fees and expenses) incurred by the other party in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by the other party. In the above clause, the term “public proposal” refers to an acquisition proposal which is publicly announced or which is communicated to the breaching party senior management or board of directors between the date of the merger agreement and the breaching party stockholders meeting to approve the merger.

Expenses

Whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those costs or expenses, except that if the merger is consummated, SIRIUS will pay property or transfer taxes imposed on the parties in connection with the merger, and SIRIUS and XM will share equally the expenses incurred in connection with printing and mailing of this Proxy Statement.

Treatment of XM Options and Other Stock-based Awards

The merger agreement provides that prior to the completion of the merger, XM and its subsidiaries will take any actions necessary to provide that options or awards to purchase shares of XM common stock which are outstanding immediately prior to completion of the merger shall be converted into and become, respectively, options to purchase shares of SIRIUS common stock or stock awards based on shares of SIRIUS common stock, in each case, on terms substantially identical to those in effect immediately prior to the completion of the merger, but adjusting the number of shares, exercise price and other terms to reflect the exchange ratio as appropriate.

Governance Matters

By the completion of the merger, the SIRIUS board of directors will take such actions as are necessary to:

•	amend its by-laws to cause the number of directors that will comprise its board of directors at the completion of the merger to be 12 persons. Immediately following the completion of the merger, the board of directors of the combined company will consist of: (i) four members selected by SIRIUS, each of whom shall qualify as an “independent director” pursuant to the NASDAQ Marketplace Rules in effect from time to time at all times that SIRIUS common stock is listed on NASDAQ; (ii) four members selected by XM, each of whom shall qualify as an independent director at times that SIRIUS common stock is listed on NASDAQ; (iii) two “designated directors” selected by XM, one of whom shall be a designee of General Motors and the other of whom shall be a designee of American Honda; (iv) the CEO of the combined company; and (v) the chairman of the board of directors of the combined company. The “designated directors” do not qualify as independent directors. Prior to the completion of the merger, SIRIUS’ board of directors shall approve, by at least a two-thirds vote of the directors in office at such time, the above composition of SIRIUS’ board of directors.

•	appoint Mel Karmazin as CEO of the combined company and Gary M. Parsons as chairman of the board of directors of the combined company, effective as of the completion of the merger. In such role, Mr. Parsons will be an officer and employee of the combined company. In the event that either Mr. Karmazin or Mr. Parsons is or will be unable to serve in his designated position, either as notified in writing to the parties by such individual prior to the completion of the merger or as a result of such individual’s death or disability, then the successor to Mr. Karmazin or Mr. Parsons will be determined by joint agreement of the parties, each of whom will cooperate in good faith with the other party and use its reasonable best efforts to identify prior to the completion of the merger the appropriate successor. In the event that the parties have been unable to identify a successor within 30 days after the occurrence of the event giving rise to the need to select such successor, SIRIUS, with respect to selecting a successor for Mr. Karmazin, or XM, with respect to selecting a successor for Mr. Parsons, will propose a successor candidate after consultation in good faith with the other party. A committee composed of two independent directors from each of SIRIUS and XM will consider the selected successor. Approval of a successor will require a majority vote of the committee. If the committee does not approve the first successor proposed, SIRIUS or XM, as applicable, will select a second proposed successor and the committee will repeat the approval procedure with respect to the second proposed successor. If the committee does not approve the second proposed successor, the committee will randomly select three members of the committee as a subcommittee to choose between the first proposed successor and the second proposed successor.

•	establish three standing committees: a Nominating and Corporate Governance Committee, an Audit Committee and a Compensation Committee. Members of these three committees will be independent directors. The Chairman of the Nominating and Corporate Governance Committee will be selected by directors designated by SIRIUS. The Chairman of the Audit Committee and the Chairman of the Compensation Committee will be selected by directors designated by SIRIUS and XM, with each designating one such chairman. The composition of the members of the Nominating and Corporate Governance Committee, Audit Committee and Compensation Committee, including the respective chairman of each such committee, will be designated in equal shares by directors designated by SIRIUS and directors designated by XM.

•	amend the SIRIUS by-laws to provide that, for a period of two years following the completion of the merger, (i) any termination or replacement of either the Chief Executive Officer or Chairman of the board of directors as of the completion of the merger (or such individual’s successor) or (ii) any sale, transfer or other disposition of assets, rights or properties which are material, individually or in the aggregate, to SIRIUS (or the execution of any agreement to take any such action), will require the prior approval of a majority of the independent directors.

Employee Matters

The merger agreement provides that, following completion of the merger (with certain exceptions), the XM and SIRIUS employee benefit plans will remain in effect with respect to employees covered by such plans at the completion of the merger, and the parties shall negotiate in good faith to formulate employee benefit plans that provide benefits for services on a similar basis to employees who were covered by the XM and SIRIUS employee benefit plans immediately prior to the completion of the merger.

Indemnification and Insurance

The merger agreement provides that, following the completion of the merger, SIRIUS will indemnify and hold harmless, and provide advancement of claims-related expenses to, all past and present directors, officers and employees of XM and its subsidiaries to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the merger agreement by XM pursuant to XM’s certificate of incorporation, bylaws and indemnification agreements in existence on the date hereof with any directors, officers and employees of XM and its subsidiaries.

The merger agreement also provides that SIRIUS will cause to be maintained, for a period of six years after the completion of the merger, the current policies of directors’ and officers’ liability insurance maintained by XM, or policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous, with respect to claims arising from facts or events that occurred before the date of the completion of the merger. SIRIUS will not be required to expend in any one year an amount more than 300% of the annual premiums paid by XM as of the date of the merger agreement for directors’ and officers’ liability insurance, and if the annual premiums of that insurance coverage exceed this amount, SIRIUS will be obligated to obtain a policy which, in SIRIUS’ good faith determination, provides the maximum coverage available at an annual premium equal to 300% of XM’s current premium.

Amendment; Extension and Waiver

Subject to applicable law:

•	the merger agreement may be amended by the parties in writing at any time. However, after any approval of the transactions by the stockholders of SIRIUS and XM, there may not be any amendment which by law requires further approval by SIRIUS stockholders or XM stockholders unless SIRIUS and XM obtain again stockholder approval; and

•	at any time before the completion of the merger, a party may extend the time for performance of any of the obligations or other acts of the other party to the merger agreement, waive any inaccuracies in the representations and warranties of the other party or waive compliance by the other party with any agreement or condition in the merger agreement.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

INFORMATION ABOUT THE COMPANIES

SIRIUS

SIRIUS is a satellite radio provider in the United States. It offers over 130 channels to its subscribers — 69 channels of 100% commercial-free music and 65 channels of sports, news, talk, entertainment, traffic, weather and data content. The core of the SIRIUS enterprise is programming; SIRIUS is committed to creating the best programming in all of radio.

SIRIUS broadcasts through its proprietary satellite radio system, which currently consists of three orbiting satellites, 124 terrestrial repeaters that receive and retransmit SIRIUS’ signal, a satellite uplink facility and its studios. Subscribers receive their service through SIRIUS radios, which are sold by automakers, consumer electronics retailers, mobile audio dealers and through SIRIUS’ website. Subscribers can also receive SIRIUS’ music channels and certain other channels over the Internet. As of June 30, 2007, SIRIUS had 7,142,538 subscribers.

For the year ended December 31, 2006, SIRIUS had revenues of approximately $637 million and a net loss of approximately $1.1 billion. For the six months ended June 30, 2007, SIRIUS had revenues of approximately $430 million and a net loss of approximately $279 million.

SIRIUS was incorporated in the State of Delaware as Satellite CD Radio Inc. on May 17, 1990. SIRIUS’ principal offices are located at 1221 Avenue of the Americas, 36th Floor, New York, New York 10020 and its telephone number is (212) 584-5100. For more information on SIRIUS, see “Where You Can Find More Information” on page 96.

XM

XM is a satellite radio provider in the United States. It offers over 170 channels to its subscribers — 69 channels of 100% commercial-free music and over 100 channels of news, talk, information, entertainment and sports programming. XM believes that it appeals to consumers because of its innovative and diverse programming, nationwide coverage, many commercial-free music channels and digital sound quality.

XM broadcasts through its proprietary satellite radio system, which currently consists of two orbiting satellites, two in-orbit spare satellites, terrestrial repeaters that receive and retransmit XM’s signal, satellite uplink facilities and its studios. Subscribers receive their service through XM radios, which are sold by automakers, consumer electronics retailers, mobile audio dealers and through XM’s website. Subscribers can also receive XM music channels and certain other channels over the Internet. As of June 30, 2007, XM had over 8.25 million subscribers.

For the year ended December 31, 2006, XM had revenues of approximately $933 million and a net loss of approximately $719 million. For the six months ended June 30, 2007, XM had revenues of approximately $541 million and a net loss of approximately $298 million.

XM is a holding company and was incorporated in the State of Delaware as AMRC Holdings, Inc. on May 16, 1997. XM’s principal offices are located at 1500 Eckington Place, NE, Washington, DC 20002, and XM’s telephone number at that location is (202) 380-4000. For more information on XM, see “Where You Can Find More Information” on page 96.

Vernon Merger Corporation

Vernon Merger Corporation, or Merger Sub, a wholly-owned subsidiary of SIRIUS, is a Delaware corporation formed on February 15, 2007 for the purpose of effecting the merger. In the merger, Merger Sub will merge with XM and XM will become a wholly-owned subsidiary of SIRIUS. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

Joint Development Agreement

Under the terms of a joint development agreement between XM and SIRIUS, each party is obligated to fund one half of the development cost for a unified standard for satellite radios. XM and SIRIUS are currently unable to determine the expenditures necessary to complete this process, but do not expect that these expenditures will be material.

SIRIUS SPECIAL MEETING

Date, Time and Place

These proxy materials are delivered in connection with the solicitation by the SIRIUS board of directors of proxies to be voted at the SIRIUS special meeting, which is to be held at           at   a.m., local time, on          , 2007. On or about          , 2007, SIRIUS commenced mailing this Proxy Statement and the enclosed form of proxy to its stockholders entitled to vote at the meeting.

Purpose of the SIRIUS Special Meeting

SIRIUS stockholders will be asked to vote on the following proposals:

•	to amend SIRIUS’ certificate of incorporation to increase the number of authorized shares of SIRIUS common stock in connection with the merger, which we refer to as the Charter Amendment (Item 1 on the Proxy Card);

•	to approve the issuance of SIRIUS common stock, par value $0.001 per share, and SIRIUS Series A convertible preferred stock, par value $0.001 per share, a new series of SIRIUS preferred stock, in the merger, which we refer to as the Share Issuance (Item 2 on the Proxy Card);

•	approve any motion to adjourn or postpone the SIRIUS special meeting to another time or place, if necessary, to solicit additional proxies (Item 3 on the Proxy Card); and

•	to conduct other business that properly comes before the SIRIUS special meeting or any adjournment or postponement thereof.

The first two proposals listed above relating to the merger are conditioned upon each other and approval of each such proposal is required for completion of the merger. The Charter Amendment and the Share Issuance become effective only if both proposals related to the merger are approved by the SIRIUS stockholders and the merger is completed.

SIRIUS Record Date; Stock Entitled to Vote

The close of business on          , 2007, which we refer to as the SIRIUS record date, has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the SIRIUS special meeting or any adjournments or postponements of the SIRIUS special meeting.

As of the SIRIUS record date the following shares were outstanding and entitled to vote:

	Shares	Votes
Designation	Outstanding	Per Share

SIRIUS common stock		1

A complete list of stockholders entitled to vote at the SIRIUS special meeting will be available for examination by any SIRIUS stockholder at SIRIUS’ headquarters, 1221 Avenue of the Americas, 36th Floor, New York, New York for purposes pertaining to the SIRIUS special meeting, during normal business hours for a period of ten days before the SIRIUS special meeting, and at the time and place of the SIRIUS special meeting.

Quorum and Votes Required

In order to carry on the business of the meeting, SIRIUS must have a quorum. A quorum requires the presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast at the meeting.

Required Vote to Adopt the Charter Amendment (Item 1 on the Proxy Card)

The affirmative vote of a majority of the outstanding shares of common stock of SIRIUS entitled to vote is required to approve the Charter Amendment.

Required Vote to Approve the Share Issuance (Item 2 on the Proxy Card)

The affirmative vote of a majority of the SIRIUS shares voting on the proposal is required to approve the Share Issuance.

Treatment of Abstentions, Not Voting and Incomplete Proxies

If a SIRIUS stockholder fails to vote on the Charter Amendment or responds to the Charter Amendment with an “abstain” vote, it will have the same effect as a vote against that proposal. If a SIRIUS stockholder fails to vote on the Share Issuance or responds to the Share Issuance with an “abstain” vote, it will have no effect on the outcome of the vote for the proposal. If a proxy is received without indication as to how to vote, the SIRIUS stock represented by that proxy will be considered to be voted in favor of all matters for consideration at the SIRIUS special meeting. If a SIRIUS stockholder responds but does not indicate how it wants to vote on the proposals, the proxy will be counted as a vote in favor of the proposals.

Voting by SIRIUS Directors and Executive Officers

On the SIRIUS record date, directors and executive officers of SIRIUS and their affiliates owned and were entitled to vote    shares of SIRIUS common stock, or approximately     % and     %, respectively, of the total voting power of the shares of SIRIUS common stock and shares of SIRIUS capital stock outstanding on that date.

Voting of Proxies

Giving a proxy means that a SIRIUS stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the SIRIUS special meeting in the manner it directs. A SIRIUS stockholder may vote by proxy or in person at the meeting. To vote by proxy, a SIRIUS stockholder may use one of the following methods if it is a registered holder (that is, it holds its stock in its own name):

•	Telephone voting, by dialing the toll-free number and following the instructions on the proxy card;

•	Via the Internet, by going to the web address and following the instructions on the proxy card; or

•	Mail, by completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

SIRIUS requests that SIRIUS stockholders complete and sign the accompanying proxy and return it to SIRIUS as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of SIRIUS stock represented by it will be voted at the SIRIUS special meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without indication as to how to vote, the SIRIUS stock represented by the proxy will be considered a vote in favor of all matters for consideration at the SIRIUS special meeting. Unless a SIRIUS stockholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the SIRIUS special meeting.

If a SIRIUS stockholder’s shares are held in “street name” by a broker or other nominee, the stockholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

Every SIRIUS stockholder’s vote is important. Accordingly, each SIRIUS stockholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not it plans to attend the SIRIUS special meeting in person.

Revocability of Proxies and Changes to a SIRIUS Stockholder’s Vote

A SIRIUS stockholder has the power to change its vote at any time before its shares are voted at the special meeting by:

•	notifying SIRIUS’ Corporate Secretary, Patrick L. Donnelly, in writing at Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, New York 10020 that you are revoking your proxy; or

•	executing and delivering a later dated proxy card or submitting a later dated vote by telephone or in the internet; or

•	voting in person at the special meeting.

However, if a SIRIUS stockholder has shares held through a brokerage firm, bank or other custodian, it may revoke its instructions only by informing the custodian in accordance with any procedures it has established.

Solicitation of Proxies

The solicitation of proxies from SIRIUS stockholders is made on behalf of the SIRIUS board of directors. SIRIUS and XM will generally share equally the cost and expenses of printing and mailing this Proxy Statement and all fees paid to the SEC. SIRIUS will pay the costs of soliciting and obtaining these proxies, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. Proxies may be solicited, without extra compensation, by SIRIUS officers and employees by mail, telephone, fax, personal interviews or other methods of communication. SIRIUS has engaged the firm of           to assist SIRIUS in the distribution and solicitation of proxies from SIRIUS stockholders and will pay           an estimated fee of $      plus out-of-pocket expenses for its services. XM will pay the costs of soliciting and obtaining its proxies and all other expenses related to the XM special meeting.

Delivery of Proxy Materials to Households Where Two or More Stockholders Reside

As permitted by the Exchange Act, only one copy of this Proxy Statement is being delivered to stockholders residing at the same address, unless SIRIUS stockholders have notified SIRIUS of their desire to receive multiple copies of the Proxy Statement. This is known as householding.

SIRIUS will promptly deliver, upon oral or written request, a separate copy of this Proxy Statement to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies for this year or future years should be directed to: Sirius Satellite Radio Inc., Attention: Corporate Secretary, 1221 Avenue of the Americas, 36th Floor, New York, New York 10020.

Attending the Meeting

Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at   a.m., local time.

If you are a registered stockholder (that is, if you hold your stock in certificate form), an admission ticket is enclosed with your proxy card. If you wish to attend the special meeting, please vote your proxy but keep the admission ticket and bring it with you to the special meeting.

If your shares are held in “street name” (that is, through a bank, broker or other holder of record) and you wish to attend the special meeting, you need to bring a copy of a bank or brokerage statement to the special meeting reflecting your stock ownership as of the SIRIUS record date.

Item 1.	The Charter Amendment

(Item 1 on Proxy Card)

SIRIUS is proposing to increase the number of authorized shares of SIRIUS common stock from 2,500,000,000 shares to 5,000,000,000 shares. To effect this change, SIRIUS must amend its certificate of incorporation.

SIRIUS currently has 2,500,000,000 shares of SIRIUS common stock authorized for issuance. On the SIRIUS record date, SIRIUS had outstanding           shares of SIRIUS common stock and approximately shares of SIRIUS common stock issuable based on options and stock-based awards. Based on the number of shares of XM common stock, convertible securities, and options and warrants to acquire XM common stock outstanding as of the

SIRIUS record date, as a result of the merger, SIRIUS can expect to issue up to approximately 1.7 billion additional shares of SIRIUS common stock. SIRIUS is proposing to increase the number of authorized shares of SIRIUS common stock to give it sufficient authorized shares to complete the merger. The increased share authorization will also provide greater flexibility in the capital structure of the resulting company by allowing it to raise capital that may be necessary to further develop its business, to fund potential acquisitions, to have shares available for use in connection with stock plans and to pursue other corporate purposes that may be identified by the board of directors.

The SIRIUS board of directors will determine whether, when and on what terms the issuance of shares of SIRIUS common stock may be warranted in connection with any future actions. No further action or authorization by SIRIUS stockholders will be necessary before issuance of the additional shares of SIRIUS common stock authorized under the amended and restated certificate of incorporation, except as may be required for a particular transaction by applicable law or regulatory agencies or by the rules of the NASDAQ or any other stock exchange on which the SIRIUS common stock may then be listed.

Although an increase in the authorized shares of SIRIUS common stock could, under certain circumstances, also be construed as having an anti-takeover effect (for example, by permitting easier dilution of the stock ownership of a person seeking to effect a change in the composition of the board of directors or contemplating a tender offer or other transaction resulting in the acquisition of SIRIUS by another company), the proposed increase in shares authorized is not in response to any effort by any person or group to accumulate SIRIUS common stock or to obtain control of SIRIUS by any means. In addition, the proposal is not part of any plan by the SIRIUS board of directors to recommend or implement a series of anti-takeover measures.

The increase in the number of authorized shares of SIRIUS common stock is necessary to effect the merger. The Charter Amendment will become effective only in connection with and immediately before the time of completion of the merger. This Proposal 1 is conditioned on the approval of Proposal 2, and the approval of both of these Proposals is required for completion of the merger.

The SIRIUS board of directors recommends a vote FOR the Charter Amendment (Item 1).

Item 2.	The Share Issuance

(Item 2 on Proxy Card)

It is a condition to completion of the merger that SIRIUS issue shares of SIRIUS common stock and SIRIUS Series A convertible preferred stock in the merger. When the merger becomes effective, each share of XM common stock outstanding immediately before the merger will be converted into the right to receive 4.6 shares of SIRIUS common stock. Each share of Series A convertible preferred stock of XM outstanding immediately before the merger will be similarly converted into the right to receive 4.6 shares of newly designated series of SIRIUS convertible preferred stock, which has substantially the same powers, designations, preferences, rights and qualifications. For a description of the new series of SIRIUS convertible preferred stock, see “Description of SIRIUS Capital Stock — Description of SIRIUS Preferred Stock — Series A Convertible Preferred Stock” on page 85. Under Rule 4350(i) of the NASDAQ, a company listed on the NASDAQ is required to obtain stockholder approval in connection with a merger with another company if the number of shares of common stock or securities convertible into common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. If the merger is completed, SIRIUS will issue up to approximately 1.7 billion shares of SIRIUS common stock in the merger. On an as converted basis, the aggregate number of shares of SIRIUS common stock to be issued in the merger will exceed 20% of the shares of SIRIUS common stock outstanding on the record date for the SIRIUS special meeting, and for this reason SIRIUS must obtain the approval of SIRIUS stockholders for the issuance of these securities to XM stockholders in the merger.

SIRIUS is asking its stockholders to approve the Share Issuance. The issuance of these securities to XM stockholders is necessary to effect the merger. This Proposal 2 is conditioned on the approval of Proposal 1, and the approval of both of these Proposals is required for completion of the merger.

The SIRIUS board of directors recommends a vote FOR the Share Issuance (Item 2).

Item 3.	Possible Adjournment or Postponement of the SIRIUS Special Meeting

(Item 3 on Proxy Card)

The SIRIUS special meeting may be adjourned or postponed to another time or place to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Charter Amendment and Share Issuance.

The SIRIUS board of directors recommends a vote FOR this item.

Other Matters to Come Before the Meeting

No other matters are intended to be brought before the meeting by SIRIUS, and SIRIUS does not know of any matters to be brought before the meeting by others. If, however, any other matters properly come before the meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

XM SPECIAL MEETING

Date, Time and Place

These proxy materials are delivered in connection with the solicitation by the XM board of directors of proxies to be voted at the XM special meeting, which is to be held at           at   a.m., local time on          , 2007. On or about          , 2007, XM commenced mailing this Proxy Statement and the enclosed form of proxy to its stockholders entitled to vote at the meeting.

Purpose of the XM Special Meeting

XM stockholders will be asked to vote on the following proposals:

•	to adopt the merger agreement, which we refer to as the Merger Proposal (Item 1 on the Proxy Card);

•	to approve any motion to adjourn or postpone the special meeting to another time or place, if necessary, to solicit additional proxies (Item 2 on the Proxy Card); and

•	to conduct any other business that properly comes before the XM special meeting and any adjournment or postponement thereof.

XM Record Date; Stock Entitled to Vote

The close of business on          , 2007, which we refer to as the XM record date, has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the XM special meeting or any adjournments or postponements of the XM special meeting.

As of the XM record date the following shares were outstanding and entitled to vote:

	Shares	Votes
Designation	Outstanding	Per Share

XM common stock		1

A complete list of stockholders entitled to vote at the XM special meeting will be available for examination by any XM stockholder at XM headquarters, 1500 Eckington Place, N.E., Washington, DC 20002 for purposes pertaining to the XM special meeting, during normal business hours for a period of ten days before the XM special meeting, and at the time and place of the XM special meeting.

Quorum and Votes Required

In order to carry on the business of the meeting, XM must have a quorum. A quorum requires the presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast at the meeting.

Required Vote to adopt the Merger Proposal (Item 1 on the Proxy Card)

The affirmative vote of a majority of the outstanding shares of XM common stock is required to approve the Merger Proposal.

Treatment of Abstentions, Not Voting and Incomplete Proxies

If an XM stockholder fails to vote on the Merger Proposal or responds to the Merger Proposal with an “abstain” vote, it will have the same effect as a vote against that proposal. If an XM stockholder responds but does not indicate how it wants to vote on the proposal, the proxy will be counted as a vote in favor of the proposal.

Voting by XM Directors and Executive Officers

On the XM record date, directors and executive officers of XM and their affiliates owned and were entitled to vote    shares of XM common stock, or approximately     % and     %, respectively, of the total voting power of the shares of XM common stock and shares of XM capital stock outstanding on that date.

Voting of Proxies

Giving a proxy means that an XM stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the XM special meeting in the manner it directs. An XM stockholder may vote by proxy or in person at the meeting. To vote by proxy, an XM stockholder may use one of the following methods if it is a registered holder (that is, it holds its stock in its own name):

•	Telephone voting, by dialing the toll-free number and following the instructions on the proxy card;

•	Via the Internet, by going to the web address and following the instructions on the proxy card; or

•	Mail, by completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

XM requests that XM stockholders complete and sign the accompanying proxy and return it to XM as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of SIRIUS stock represented by it will be voted at the XM special meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without indication as to how to vote, the XM stock represented by the proxy will be considered a vote in favor of all matters for consideration at the XM special meeting. Unless an XM stockholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the XM special meeting.

If an XM stockholder’s shares are held in “street name” by a broker or other nominee, the stockholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

Every XM stockholder’s vote is important. Accordingly, each XM stockholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not it plans to attend the XM special meeting in person.

Revocability of Proxies and Changes to an XM Stockholder’s Vote

A XM stockholder has the power to change its vote at any time before its shares are voted at the special meeting by:

•	Notifying XM’s Corporate Secretary, Joseph M. Titlebaum, in writing at XM Satellite Radio Holdings Inc., 1500 Eckington Place, NE, Washington, DC 20002 that you are revoking your proxy; or

•	Executing and delivering a later dated proxy card or submitting a later dated vote by telephone or through the Internet; or

•	Voting in person at the special meeting.

However, if an XM stockholder has shares held through a brokerage firm, bank or other custodian, it may revoke its instructions only by informing the custodian in accordance with any procedures it has established.

Solicitation of Proxies

The solicitation of proxies from XM stockholders is made on behalf of the XM board of directors. SIRIUS and XM will generally share equally the costs and expenses of printing and mailing this Proxy Statement and all fees paid to the SEC. XM will pay the costs of soliciting and obtaining these proxies, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. Proxies may be solicited, without extra compensation, by XM officers and employees by mail, telephone, fax, personal interviews or other methods of communication. XM has engaged the firm of           to assist XM in the distribution and solicitation of proxies from XM stockholders and will pay           an estimated fee of $          plus out-of-pocket expenses for its services. XM will pay the costs of soliciting and obtaining its proxies and all other expenses related to the XM special meeting.

Attending the Meeting

Subject to space availability, all stockholders as of the XM record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at   a.m., local time.

If you are a registered stockholder (that is, if you hold your stock in certificate form), an admission ticket is enclosed with your proxy card. If you wish to attend the special meeting, please vote your proxy but keep the admission ticket and bring it with you to the special meeting.

If your shares are held in “street name” (that is, through a bank, broker or other holder of record) and you wish to attend the XM special meeting, you need to bring a copy of a bank or brokerage statement to the XM special meeting reflecting your stock ownership as of the record date.

Item 1.	The Merger Proposal

(Item 1 on Proxy Card)

As discussed elsewhere in this Proxy Statement, XM is asking its stockholders to approve the Merger Proposal. Holders of XM common stock should read carefully this Proxy Statement in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. In particular, holders of XM common stock are directed to the merger agreement, a copy of which is Annex A to this Proxy Statement.

The XM board of directors recommends a vote FOR the Merger Proposal (Item 1).

Item 2.	Possible Adjournment or Postponement of the XM Special Meeting

(Item 2 on Proxy Card)

The XM special meeting may be adjourned or postponed to another time or place, if necessary, to solicit additional proxies if there are insufficient votes at the time of the XM special meeting to approve the Merger Proposal (Proposal 1 above).

The XM board of directors recommends a vote FOR this Item 2.

Other Matters to Come Before the Meeting

No other matters are intended to be brought before the special meeting by XM, and XM does not know of any matters to be brought before the meeting by others. If, however, any other matters properly come before the XM special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of SIRIUS and XM, giving effect to the merger as if it had been consummated on June 30, 2007 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2007 and for the year ended December 31, 2006, giving effect to the merger as if it had occurred on January 1, 2006. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results. Intercompany transactions have not been eliminated as the preliminary estimates are not material to the unaudited pro forma condensed combined financial statements.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical audited consolidated financial information and accompanying notes of SIRIUS and XM, which have been incorporated by reference into this Proxy Statement. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed at the dates indicated. It may be necessary to further reclassify XM’s financial statements to conform to those classifications that are determined by the combined company to be most appropriate. While some reclassifications of prior periods have been included in the unaudited pro forma condensed combined financial statements, further reclassifications may be necessary.

The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting with SIRIUS treated as the acquiring entity. Accordingly, consideration paid by SIRIUS to complete the merger with XM will be allocated to XM’s assets and liabilities based upon their estimated fair values as of the date of completion of the merger. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Additionally, a final determination of the fair value of XM’s assets and liabilities, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of XM that exist as of the date of completion of the merger. Accordingly, the pro forma purchase price adjustments are preliminary, subject to further adjustments as additional information becomes available and as additional analyses are performed and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information presented below. SIRIUS estimated the fair value of XM’s assets and liabilities based on discussions with XM’s management, due diligence and information presented in public filings. Until regulatory approvals are received from the Department of Justice and the Federal Communications Commission, both companies are limited in their ability to share information. Therefore, certain valuations have not been performed on tangible and intangible assets and liabilities such as property and equipment and deferred revenue and therefore an estimate of fair value is not included as a pro forma adjustment. Upon completion of the merger, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts including property and equipment, deferred revenue, debt and intangibles will result in adjustments to the balance sheet and/or statement of operations. There can be no assurance that the final determination will not result in material changes.

In addition to the potential adjustments discussed above, given that a significant portion of XM’s outstanding debt contains change of control provisions that could be triggered by the merger, further changes may be required. If these change of control provisions are triggered, an offer to purchase such outstanding debt at 101% may be required. Whether holders of XM outstanding debt would accept such offer depends on the market price of the debt at the time of the offer, which is influenced by several factors outside of our control. Given the uncertainty as to how investors would react to these purchase offers, a final determination for purposes of the unaudited pro forma condensed combined financial information presented below cannot be made prior to the completion of the merger. However, any changes based on this determination are not expected to have a material impact on the unaudited pro forma condensed combined financial statements.

SIRIUS expects to incur significant costs associated with integrating SIRIUS’ and XM’s businesses. The unaudited pro forma condensed combined financial statements do not reflect the cost of any integration activities or benefits that may result from synergies that may be derived from any integration activities.

SIRIUS SATELLITE RADIO INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations
For the six months ended June 30, 2007
(In thousands, except per share amounts)

			Pro Forma
	Sirius	XM	Adjustments		Combined

Revenue:
Subscriber revenue, including effects of mail-in rebates	$400,431	$482,264	$9,419	(a)	$892,114
Advertising revenue, net of agency fees	15,898	17,631	—		33,529
Equipment revenue	10,926	10,955	—		21,881
Other revenue	3,209	30,537	(9,419	)(a)	24,327

Total revenue	430,464	541,387	—		971,851
Operating expenses (excludes depreciation shown separately below)(1):
Cost of services:
Satellite and transmission	15,323	27,354	13,429	(b)	56,106
Programming and content	114,309	85,779	—		200,088
Revenue share and royalties	56,975	97,149	—		154,124
Customer service and billing	43,471	58,677	—		102,148
Cost of equipment	17,928	30,970	—		48,898
Broadcast and operations	—	32,828	(32,828	)(b)	—
Sales and marketing	83,776	—	105,293	(c)	189,069
Ad sales	—	8,866	(8,866	)(c)	—
Marketing	—	203,884	(96,427	)(c)	—
			(107,457	)(d)
Subscriber acquisition costs	205,782	—	107,457	(d)	313,239
General and administrative	73,814	70,053	19,399	(b)	163,266
Engineering, design and development	23,661	15,469	—		39,130
Depreciation and amortization	53,070	106,395	63,833	(f)	223,298

Total operating expenses	688,109	737,424	63,833		1,489,366

Loss from operations	(257,645)	(196,037)	(63,833)		(517,515)
Other income (expense):
Interest and investment income	10,795	7,781	—		18,576
Interest expense, net of amounts capitalized	(30,942)	(60,032)	3,620	(e)	(87,354)
Loss from impairment of investments	—	(35,824)	—		(35,824)
Loss from de-leveraging transactions	—	(2,965)	—		(2,965)
Other income (expense)	10	(12,283)	—		(12,273)

Total other income (expense)	(20,137)	(103,323)	3,620		(119,840)

Loss before income taxes	(277,782)	(299,360)	(60,213)		(637,355)
Income tax (expense) benefit	(1,110)	1,175	—		65

Net loss	(278,892)	(298,185)	(60,213)		(637,290)
Dividend requirements	—	—	—		—

Net loss attributable to common stockholders	$(278,892)	$(298,185)	$(60,213)		$(637,290)

Net loss per common share — basic and diluted					$(0.22)

common share — basic and diluted					2,901,898

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(1) Amounts related to stock-based compensation included in other operating expenses were as follows:
Satellite and transmission	$1,277	$1,010	$1,206	(b)	$3,493
Programming and content	4,150	4,227	—		8,377
Broadcast and operations	—	1,935	(1,935	)(b)	—
Customer service and billing	377	937	—		1,314
Sales and marketing	8,493	—	4,782	(c)	13,275
Ad sales	—	816	(816	)(c)	—
Marketing	—	3,966	(3,966	)(c)	—
Subscriber acquisition costs	1,887	—	—		1,887
General and administrative	23,103	11,878	729	(b)	35,710
Engineering, design and development	1,990	3,442	—		5,432

Total stock-based compensation	$41,277	$28,211	$—		$69,488

SIRIUS SATELLITE RADIO INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year ended December 31, 2006
(In thousands, except per share amounts)

			Pro Forma
	SIRIUS	XM	Adjustments		Combined

Revenue:
Subscriber revenue, including effects of mail-in rebates	$575,404	$825,626	$16,192	(a)	$1,417,222
Advertising revenue, net of agency fees	31,044	35,330	—		66,374
Equipment revenue	26,798	21,720	—		48,518
Other revenue	3,989	50,741	(16,192	)(a)	38,538

Total revenue	637,235	933,417	—		1,570,652
Operating expenses (excludes depreciation shown separately below)(1):
Cost of services:
Satellite and transmission	41,797	49,019	23,049	(b)	113,865
Programming and content	520,424	165,196	—		685,620
Revenue share and royalties	69,918	149,010	—		218,928
Customer service and billing	76,462	104,871	—		181,333
Cost of equipment	35,233	48,949	—		84,182
Broadcast and operations	—	57,732	(57,732	)(b)	—
Sales and marketing	203,682	—	195,443	(c) 16,900(g)	416,025
Marketing	—	421,083	(179,482	)(c) (241,601)(d)	—
Ad sales	—	15,961	(15,961	)(c)	—
Subscriber acquisition costs	451,614	—	241,601	(d) (16,900)(g)	676,315
General and administrative	129,953	88,626	34,683	(b)	253,262
Engineering, design and development	70,127	37,428	—		107,555
Depreciation and amortization	105,749	198,640	127,667	(f)	432,056

Total operating expenses	1,704,959	1,336,515	127,667		3,169,141

Loss from operations	(1,067,724)	(403,098)	(127,667)		(1,598,489)
Other income (expense):
Interest and investment income	33,320	21,664	—		54,984
Interest expense, net of amounts capitalized	(64,032)	(121,304)	25,900	(e)	(159,436)
Loss from de-leveraging transactions	—	(122,189)	—		(122,189)
Loss from impairment of investments	—	(76,572)	—		(76,572)
Other expense	(4,366)	(17,387)	—		(21,753)

Total other income (expense)	(35,078)	(315,788)	25,900		(324,966)

Loss before income taxes	(1,102,802)	(718,886)	(101,767)		(1,923,455)
Income tax (expense) benefit	(2,065)	14	—		(2,051)

Net loss	(1,104,867)	(718,872)	(101,767)		(1,925,506)
Dividend requirements	—	(6,127)	—		(6,127)
Preferred stock retirement loss	—	(6,693)	—		(6,693)

Net loss attributable to common stockholders	$(1,104,867)	$(731,692)	$(101,767)		$(1,938,326)

Net loss per common share — basic and diluted					$(0.73)

Weighted average shares used in computing net loss per common share — basic and diluted					2,663,151

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(1) Amounts related to stock-based compensation included in other operating expenses were as follows:

Satellite and transmission	$2,568	$2,649	$2,880	(b)	$8,097
Programming and content	321,774	10,878	—		332,652
Broadcast and operations	—	5,305	(5,305	)(b)	—
Customer service and billing	812	1,338	—		2,150
Sales and marketing	19,543	—	11,097	(c)	30,640
Ad sales	—	2,397	(2,397	)(c)	—
Marketing	—	8,700	(8,700	)(c)	—
Subscriber acquisition costs	31,898	—	—		31,898
General and administrative	49,928	28,124	2,425	(b)	80,477
Engineering, design and development	11,395	8,655	—		20,050

Total stock-based compensation	$437,918	$68,046	$—		$505,964

SIRIUS SATELLITE RADIO INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2007
(In thousands, except per share amounts)

			Pro Forma
	Sirius	XM	Adjustments		Combined

ASSETS
Current assets:
Cash and cash equivalents	$424,749	$275,392	$—		$700,141
Accounts receivable, net of allowance for doubtful accounts	25,225	43,890	—		69,115
Receivable from distributors	60,337	—	—		60,337
Inventory, net	41,937	—	15,900	(h)	57,837
Related party current assets	—	85,339	—		85,339
Prepaid and other current assets	97,039	107,234	(15,900	)(h)	188,373

Total current assets	649,287	511,855	—		1,161,142
Property and equipment, net	792,109	774,185	142,935	(i)	1,709,229
System under construction	—	142,935	(142,935	)(i)	—
FCC license	83,654	141,387	1,158,613	(k)	1,383,654
Intangible assets, net	—	4,015	432,985	(k)	437,000
Goodwill	—	—	5,170,472	(l)	5,170,472
Related party prepaid expenses, net of current portion	—	151,107	—		151,107
Other long-term assets	163,222	87,474	—		250,696

Total assets	$1,688,272	$1,812,958	$6,762,070		$10,263,300

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$299,684	$189,255	$45,000	(j)	$533,939
Accrued interest	25,446	18,749	—		44,195
Current portion of long-term debt	33,597	13,740	—		47,337
Due to related parties	—	52,962	—		52,962
Deferred revenue	466,333	390,036	—		856,369

Total current liabilities	825,060	664,742	45,000		1,534,802
Long-term debt	1,281,742	1,476,720	16,330	(e)(k)	2,774,792
Deferred revenue, net of current portion	82,886	226,702	—		309,588
Other long-term liabilities	38,060	41,993	463,445	(s)	543,498

Total liabilities	2,227,748	2,410,157	524,775		5,162,680

Commitments and contingencies
Minority interest	—	62,662	—		62,662
Stockholders’ equity:
Series A Convertible preferred stock, par value $0.001; 50,000,000 shares authorized, 24,808,959 shares issued and outstanding	—	54	(54	)(m)
			25	(o)	25
Common stock, $0.001 par value; 5,000,000,000 shares authorized, 2,875,139,538 shares issued and outstanding	1,464	3,068	(3,068	)(m)
			1,411	(p)
			34	(n)	2,909
Accumulated other comprehensive income, net of tax	—	8,639	(8,639	)(m)	—
Additional paid-in capital	3,571,672	3,125,039	(3,125,039	)(m)
			196,692	(q)
			128,388	(n)
			5,347,527	(p)
			(96,643	)(r)	9,147,636
Accumulated deficit	(4,112,612)	(3,796,661)	3,796,661	(m)	(4,112,612)

Total stockholders’ (deficit) equity	(539,476)	(659,861)	6,237,295		5,037,958

Total liabilities and stockholders’ (deficit) equity	$1,688,272	$1,812,958	$6,762,070		$10,263,300

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1.	Basis of Presentation

On February 19, 2007, SIRIUS and XM jointly announced the execution of the merger agreement. The accompanying unaudited pro forma condensed combined financial statements present the pro forma consolidated financial position and results of operations of the combined company based upon the historical financial statements of SIRIUS and XM, after giving effect to the XM merger and adjustments described in these footnotes, and are intended to reflect the impact of the merger on SIRIUS.

The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not give effect to any cost savings, revenue synergies or restructuring costs which may result from the integration of SIRIUS and XM’s operations.

The unaudited pro forma condensed combined balance sheet reflects the merger as if it was completed on June 30, 2007 and includes pro forma adjustments for SIRIUS’ preliminary valuations of certain intangible assets, and long-term debt acquired. These adjustments are subject to further adjustment as additional information becomes available and additional analyses are performed. The unaudited pro forma condensed combined statements of operations reflect the merger as if it had been completed on January 1, 2006.

The pro forma condensed combined balance sheet has been adjusted to reflect the preliminary allocation of the purchase price to identifiable net assets acquired and the excess purchase price to goodwill. The purchase price allocation included within these unaudited pro forma condensed combined financial statements is based upon a purchase price of approximately $5.7 billion. This amount was derived from the estimated number of shares of SIRIUS common stock to be issued of approximately 1.5 billion, based on the outstanding shares of XM common stock, preferred stock and restricted stock on June 30, 2007 and the exchange ratio of 4.6 per each XM share, at a price of $3.79 per share, the average closing price of SIRIUS shares of common stock for the two days prior to, including and two days subsequent to the public announcement of the merger. The actual number of newly issued shares of SIRIUS common stock to be delivered in connection with the merger will be based upon the actual number of XM shares issued and outstanding when the merger closes. The purchase price also includes the estimated fair value of warrants, restricted stock and stock options to be issued as of the closing date of the merger in exchange for similar securities of XM. XM options, restricted stock and warrants will be exchanged for stock options, restricted stock and warrants in SIRIUS and the price per share will be adjusted for the 4.6 exchange ratio. Vested stock options, restricted stock and warrants issued by SIRIUS in exchange for options, restricted stock and warrants held by employees and directors of XM are considered part of the purchase price. Accordingly, the purchase price includes an estimated fair value of stock options, restricted stock and warrants of approximately $197 million.

The fair value of SIRIUS options that will be issued in exchange for XM options was estimated by using the Black-Scholes option pricing model with market assumptions. Option pricing models require the use of highly subjective market assumptions, including expected stock price volatility, which if changed can materially affect fair value estimates. The more significant assumptions used in estimating the fair value include volatility of 41 percent, an expected life of 1-6 years based on the age of the original award, and a risk-free interest rate of 4.92%.

The preliminary consideration is as follows:

			Additional
	Common	Preferred	Paid In
	Stock	Stock	Capital	Total
	(In thousands)

Total consideration
Issuance of SIRIUS common stock to XM stockholders (1.4 billion shares at $3.79)	$1,411	$—	$5,347,527	$5,348,938
Issuance of SIRIUS preferred stock to XM stockholders (24.8 million shares at $3.79)	—	25	—	25
Issuance of SIRIUS common stock to XM restricted stockholders (33.9 million shares at $3.79)	34	—	128,388	128,422
Estimated fair value of outstanding XM stock options and restricted stock (See Note 2q)	—	—	129,704	129,704
Estimated fair value of outstanding XM warrants (See Note 2q)	—	—	66,988	66,988

Total consideration	$1,445	$25	$5,672,607	$5,674,077

The table below represents a preliminary allocation of the total consideration to XM’s tangible and intangible assets and liabilities based on management’s preliminary estimate of their respective fair values as of June 30, 2007.

Total
(In thousands)

XM historical net book value of assets and liabilities assumed	$(597,199)
XM minority interest assumed	(62,662)
Elimination of XM historical FCC license	(141,387)
Adjustment to fair value FCC license	1,300,000
Elimination of XM historical intangible asset related to subscriber and advertiser relationships and trademarks	(4,015)
Adjustment to fair value intangible assets related to subscriber and advertiser relationships and trademarks	437,000
Adjustment to deferred taxes related to increased FCC license carrying value (see Note 2s)	(463,445)
Estimated transaction costs	(45,000)
Residual goodwill created from the merger	5,170,472
Unrecognized compensation on unvested stock options and restricted stock (See Note 2r)	96,643
Fair value of XM long-term debt assumed (See Note 2e)	(16,330)

Total consideration allocated	$5,674,077

Upon completion of the fair value assessment after the merger, SIRIUS anticipates that the ultimate price allocation will differ from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

Note 2.	Pro Forma Adjustments

a. reclassify XM’s activation revenue which was reported in XM’s other revenue to subscriber revenue to conform to SIRIUS presentation.

b. reclassify XM’s broadcast expense included in broadcast and operation expenses to satellite and transmission and reclassify XM’s operation expense, which includes facilities and information technology expense, included in broadcast and operation expense to general and administrative expenses to conform to SIRIUS presentation.

c. reclassify (i) ad sales expense and (ii) advertising and marketing and retention and support included in marketing to sales and marketing to conform to SIRIUS presentation.

d. reclassify subsidies and distribution included in marketing to subscriber acquisition costs to conform to SIRIUS presentation.

e. reflects the adjustment to lower interest expense due to the adjustment of XM’s long-term debt to fair value at the time of the merger. (See Note 1). The difference between the fair value and the face amount of each borrowing is amortized as a reduction to interest expense over the remaining term of the borrowing, based on the maturity date using the effective interest method. Pro forma interest expense adjustments for the twelve months ended December 31, 2006 and six months ended June 30, 2007 is approximately $26 million and $4 million, respectively.

f. adjustment to reflect the additional amortization expense due to the adjustment of certain XM’s intangible assets to fair value at the time of the merger (See Note 1). Pro Forma amortization expense for the twelve months ended December 31, 2006 and six months ended June 30, 2007 of $128 million and $64 million, respectively, was recorded utilizing the straight-line method of amortization for the following intangible assets:

				Pro Forma
			Pro Forma	Amortization
			Amortization	Expense for
	Fair Value at	Estimated Useful	Expense for	December 31,
	Acquisition	Lives (Years)	June 30, 2007	2006
		(Dollars in thousands)

Subscriber relationships	$350,000	3	$58,333	$116,667
Advertiser relationships	7,000	7	500	1,000
Trademarks	80,000	8	5,000	10,000

Pro forma amortization expense			$63,833	$127,667

g. reclassify XM’s customer loyalty payments from subscriber acquisition costs to sales and marketing expenses to conform to SIRIUS presentation for the year ended December 31, 2006. Beginning in 2007, XM classified customer loyalty payments as marketing expense and therefore an adjustment is not necessary for the six months ended June 30, 2007.

h. reflects the estimated reclassification of XM’s net inventory included in prepaid and other current assets to inventory to conform to SIRIUS presentation.

i. reflects the estimated reclassification of XM’s system under construction costs to property and equipment to conform to SIRIUS presentation.

j. reflects the adjustment to record as liabilities the estimated transaction cost to be incurred by SIRIUS. Included in the pro forma adjustment is SIRIUS’ estimated investment banking, attorney and independent accountant fees, and other transaction-related costs.

k. reflects a preliminary allocation of the purchase price to XM’s FCC License, certain long-lived intangible assets and long-term debt. The remaining unallocated purchase price was allocated to Goodwill (See Note 1). The preliminary allocation of the purchase price was calculated as follows (in thousands):

	Book Value as of	Fair Value as of	Pro Forma
	June 30, 2007	June 30, 2007	Adjustment	Fair Value Range

FCC License	$141,387	$1,300,000	$1,158,613	$1,000,000 - $1,500,000
Intangibles, net	4,015	437,000	432,985	$381,000 - $495,000
Debt	1,490,460	1,506,790	16,330	N/A

The fair value of XM’s FCC license was based on the Greenfield Method. The key assumptions in building the model included projected revenues and estimated start up costs, which were based primarily on the operating histories of XM and SIRIUS. The fair value of XM’s trademarks was estimated based on the Relief from Royalty

Method. The royalties relieved for the use of the XM trademarks were computed by multiplying the projected revenues by a hypothetical royalty rate. The resulting royalties relieved represent the cost saved by XM from not having to license the trademarks from another owner. The estimation of a hypothetical royalty rate was based on comparable licensing agreements and the perceived impact the trademarks have on the expected cash flow of XM. The fair values of XM’s subscriber and advertising relationships were based on projected discounted cash flows, which were derived from projected revenues after adjusting for attrition rates based on XM’s historical experience. Each of these calculations included an estimated discount rate which incorporates the difficulties and uncertainties associated with the satellite radio industry.

The final purchase price allocations, may result in different allocations for tangible and intangible assets than presented in the unaudited pro forma condensed combined financial statements, and those differences could be material.

l. residual goodwill created from the merger (See Note 1).

m. eliminate the historical stockholders’ deficit accounts of XM at June 30, 2007.

n. reflect the issuance of 4.6 shares of SIRIUS common stock for each share of XM restricted shares outstanding as follows (in thousands except for share data):

XM restricted shares outstanding at June 30, 2007	7,366,183
Exchange ratio	4.6
SIRIUS common shares to be issued	33,884,442
Price per share	$3.79
Aggregate value of SIRIUS consideration	$128,422
Value attributed to par at $.001 par value	$34
Balance to capital in excess of par value	$128,388

o. reflect the issuance of 4.6 shares of SIRIUS preferred stock for each share of XM preferred stock outstanding as follows (in thousands except for share data):

XM preferred shares outstanding at June 30, 2007	5,393,252
Exchange ratio	4.6
SIRIUS preferred shares to be issued	24,808,959
Value attributed to par at $.001 par value	$25

p. reflect the issuance of 4.6 shares of SIRIUS common stock for each share of XM common stock outstanding as follows (in thousands except for share data):

XM common shares outstanding at June 30, 2007	306,810,723
Exchange ratio	4.6
SIRIUS common shares to be issued	1,411,329,326
Price per share	$3.79
Aggregate value of SIRIUS consideration	$5,348,938
Value attributed to par at $.001 par value	$1,411
Balance to capital in excess of par value	$5,347,527

q. reflect the fair value of XM’s employees’ stock options, warrants and restricted stock. The fair value of XM’s options to be exchanged for SIRIUS options was estimated using a Black Scholes pricing model. Option pricing models require the use of highly subjective assumptions including expected stock price and volatility, that when changed, can materially affect fair value estimates. The more significant assumptions used in estimating the fair value include volatility of 41 percent an expected life of 1-6 years based on the age of the original award, and a risk-free interest rate of 4.92%.

r. reflect the revaluation of XM’s unvested stock options and restricted stock as of June 30, 2007. The original valuation of these awards were determined by XM at the original grant dates. Upon completion of the merger, these awards will be revalued using current market assumptions. The fair value of these awards approximates $97 million at June 30, 2007. Annual compensation expense related to these awards is expected to approximate the historic compensation expense. Total compensation expense for these awards for the period ended June 30, 2007 was approximately $28 million. For unvested stock options, the average remaining vesting period is 1.48 years and the average remaining contractual life is 6.24 years. For unvested restricted stock awards, the average remaining vesting period is 2.20 years. Pursuant to FAS 123(R), unvested awards are not considered a component of purchase price and are solely recognized in compensation expense in future periods. $97 million is a reduction of additional paid-in capital.

s. reflects the adjustment to record the deferred tax liability for the incremental fair value adjustment of the FCC license included as a pro forma adjustment in the balance sheet calculated as follows (in thousands):

Net adjustment to fair value FCC license	$1,158,613
Combined federal and state rate	40%

Deferred tax liability	$463,445

SUMMARY MERGER FORECASTS FOR 2007-2008

SIRIUS and XM periodically issue limited guidance to investors concerning their management’s respective financial and operating performance expectations. In connection with the proposed merger, both companies prepared and provided certain non-public, forward-looking information to their respective financial advisors to assist in the evaluation of the financial terms of the merger. A selected subset of this information was shared between XM and SIRIUS through their respective financial advisors in connection with such evaluation. Neither SIRIUS nor XM considered this information regarding the other to be material in its negotiation of an appropriate exchange ratio and the respective board’s decision to approve the merger and recommend the merger to its stockholders.

The forecasts for 2007-2008 (the “merger forecasts”) set forth below were prepared in connection with the proposed merger and represent the views of each of the preparing management teams at the time they were prepared based on then current expectations of market demand and cost structure. The merger forecasts are not a reliable predictor of future operating results, and this information should not be relied upon by stockholders in their consideration of the merger. The merger forecasts were not prepared with a view toward public disclosure or with a view toward complying with GAAP, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or published guidelines of the SEC regarding forward-looking statements. Neither XM’s nor SIRIUS’ independent registered public accounting firm has examined or compiled the merger forecasts, expressed any conclusion or provided any form of assurance with respect to them and, accordingly, neither assumes any responsibility for them. The merger forecasts have not been updated since the date of preparation and do not take into account any circumstances or events occurring after the date they were prepared. In light of the foregoing, and considering that the SIRIUS and XM stockholder meetings will be held almost a year after the date the merger forecasts were prepared, as well as the uncertainties inherent in any financial projections, stockholders are cautioned not to rely on them.

SIRIUS Forecast
(all amounts are approximate)

	2007	2008
	(In thousands)

Revenue	$1,030	$1,621
Adjusted (Loss)/Income from Operations(1)	$(237)	$54

(1)	SIRIUS refers to net loss before taxes; other income (expense)-including interest and investment income, interest expense, equity in net loss of affiliate; depreciation; impairment charges; and stock-based compensation expense as adjusted (loss)/income from operations. Adjusted (loss)/income from operations is not a measure of financial performance under U.S. GAAP. SIRIUS generally believes adjusted (loss)/income from operations is a useful measure of its operating performance. SIRIUS uses adjusted (loss)/income from operations for budgetary and planning purposes; to assess the relative profitability and on-going performance of its consolidated operations; to compare its performance from period to period; and to compare its performance to that of its competitors. SIRIUS also believes that historical adjusted (loss)/income from operations is useful to investors to compare its operating performance to the performance of other communications, entertainment and media companies. SIRIUS believe that investors use current and projected adjusted (loss)/income from operations to estimate its current or prospective enterprise value and make investment decisions. SIRIUS previously referred to adjusted (loss)/income from operations as adjusted EBITDA and this former terminology is reflected in the description of the opinions of the financial advisors in “Opinion of Financial Advisor to the SIRIUS Board of Directors” and “Opinion of Financial Advisor to the XM Board of Directors.”

XM Forecast
(all amounts are approximate)

	2007	2008
	(In thousands)

Revenue	$1,179	$1,654
Adjusted Operating (Loss)/Income(1)	$(129)	$73

(1)	Adjusted Operating (Loss)/Income is net loss before interest income, interest expense, income taxes, depreciation and amortization, loss from de-leveraging transactions, loss from impairment of investments, equity in net loss of affiliate, minority interest, other income (expense) and stock-based compensation. In addition, Adjusted Operating (Loss)/Income as shown above excludes amortization of liabilities to GM. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in XM’s statement of operations. XM believes Adjusted Operating (Loss)/Income is a useful measure of its operating performance and improves comparability between periods. Adjusted Operating (Loss)/Income is a significant basis used by XM management to measure its success in acquiring, retaining and servicing subscribers because it believes this measure provides insight into its ability to grow revenues in a cost-effective manner. XM believes Adjusted Operating (Loss)/Income is a calculation used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performances and value of the company and similar companies in its industry. XM previously referred to Adjusted Operating (Loss)/Income as Adjusted EBITDA and this former terminology is reflected in the description of the opinions of the financial advisors in “Opinion of Financial Advisor to the XM Board of Directors” and “Opinion of Financial Advisor to the SIRIUS Board of Directors.”

The estimates and assumptions underlying the merger forecasts were prepared in connection with the proposed merger and involve subjective judgments with respect to many items, including future economic conditions and constantly evolving consumer tastes. Consequently, the merger forecasts may not be realized and are inherently subject to significant uncertainties, all of which are difficult to predict and many of which are beyond the control of SIRIUS and XM and will be beyond the control of the combined company after the merger. In addition, the merger forecasts represent each company’s own evaluation on a stand-alone basis, and without reference to transaction-related costs or benefits. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not differ materially from those presented in the merger forecasts, whether or not the merger is completed. SIRIUS and its management did not participate in preparing, and do not express any view on, the XM forecast. XM and its management did not participate in preparing, and do not express any view on, the SIRIUS forecast. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 15.

Since the preparation of the merger forecasts, SIRIUS has provided guidance to investors for the full year 2007. Currently, SIRIUS projects that it will have total revenue approaching $1 billion in 2007. SIRIUS has not provided any public guidance for adjusted (loss)/income from operations for 2007, and has not provided any guidance for 2008.

Similarly, subsequent to the preparation of the merger forecasts, XM has made certain public statements containing guidance for the full year 2007. In February 2007, XM projected that it will have subscription revenue in the $1 billion range in 2007. Excluding merger related and legal settlement costs, 2007 Adjusted Operating Loss (which in XM’s public guidance includes amortization of liabilities to GM) is expected to be in the range of $170 million to $180 million. XM has not issued projections or forecasts for 2008 regarding Revenue or Adjusted Operating (Loss)/Income.

These guidance statements were subject to various cautionary statements when made, and are included in this Proxy Statement subject to all of the cautionary statements made above as though such statements were repeated here with respect to the guidance discussed in the preceding two paragraphs. We also refer you to the cautionary statement on page 15 of this Proxy Statement.

DESCRIPTION OF SIRIUS CAPITAL STOCK

We have summarized below the material terms of SIRIUS’ capital stock that will be in effect if the merger is completed. The following description of the material terms of the capital stock of SIRIUS does not purport to be complete and is qualified in its entirety by reference to the certificate of incorporation and bylaws of SIRIUS, which documents are incorporated by reference as exhibits to the registration statement of which this Proxy Statement is a part, the applicable provisions of the Delaware General Corporate Law and the Amendment to the certificate of incorporation of SIRIUS attached as Annex D to this Proxy Statement. All references within this section to common stock mean the common stock of SIRIUS unless otherwise noted.

Authorized Capital Stock of SIRIUS

The SIRIUS amended certificate of incorporation, which will be in effect if the merger is completed, provide that the total number of shares of capital stock which may be issued by SIRIUS is 5,050,000,000, and the designation, the number of authorized shares and the par value of the shares of each class or series will be as follows:

		No. of Shares
Designation	Class	Authorized	Par Value

Common Stock	Common	5,000,000,000	$0.001
Preferred Stock	Preferred	50,000,000	$0.001

Description of SIRIUS Common Stock

Voting Rights

General

Except as otherwise provided by law, as set forth in the SIRIUS amended certificate of incorporation or as otherwise provided by any outstanding series of preferred stock, the holders of common stock will have general voting power on all matters as a single class.

Votes Per Share

On each matter to be voted on by the holders of common stock, each outstanding share of common stock will be entitled to one vote per share.

Cumulative Voting

Stockholders of SIRIUS are not entitled to cumulative voting of their shares in elections of directors.

Liquidation Rights

In the event of the voluntary or involuntary liquidation, dissolution or winding up of SIRIUS, the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding must first be satisfied. The holders of common stock will be entitled to share in the remaining assets of SIRIUS on a pro rata basis.

Dividends

Shares of common stock are entitled to participate equally in dividends when and as dividends may be declared by the SIRIUS board of directors out of funds legally available.

Preemptive Rights

No holder of shares of any class or series of capital stock of SIRIUS or holder of any security or obligation convertible into shares of any class or series of capital stock of SIRIUS will have any preemptive right to subscribe for, purchase or otherwise acquire shares of any class or series of capital stock of SIRIUS.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is The Bank of New York.

Anti-takeover Provisions

The Delaware General Corporation Law, which we refer to as the DGCL, and the SIRIUS amended certificate of incorporation and bylaws contain provisions which could discourage or make more difficult a change in control of the company without the support of the board of directors. A summary of these provisions follows.

Notice Provisions Relating to Stockholder Proposals and Nominees

SIRIUS’ bylaws contain provisions requiring stockholders to give advance written notice to the company of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The notice must usually be given not less than 70 days and not more than 90 days before the first anniversary of the preceding year’s annual meeting. Under the amended and restated bylaws, a special meeting of stockholders may be called only by the Secretary or any other officer, whenever directed by not less than two members of the board of directors or by the CEO.

Business Combinations

SIRIUS is a Delaware corporation which is subject to Section 203 of the General Corporation Law of the State of Delaware. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, SIRIUS’ board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by SIRIUS’ board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of SIRIUS’ voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three year period. The provisions of Section 203 may encourage companies interested in acquiring SIRIUS to negotiate in advance with its board of directors because the stockholder approval requirement would be avoided if SIRIUS’ board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

No Stockholder Rights Plan

SIRIUS currently does not have a stockholder rights plan.

Description of SIRIUS Preferred Stock

We have summarized below the material terms of SIRIUS’ preferred stock.

General Provisions Relating to Preferred Stock

The preferred stock may be issued from time to time in one or more series, each of which is to have the voting powers, designation, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed in the SIRIUS amended certificate of incorporation, or in a resolution or resolutions providing for the issue of that series adopted by the board of directors.

The board of directors has the authority to create one or more series of preferred stock and, with respect to each series, to fix or alter as permitted by law:

•	the number of shares and the distinctive designation of the series;

•	the voting power, if any; and

•	any other terms, conditions, special rights and protective provisions.

Series A Convertible Preferred Stock

Designation and Conversion

In connection with the merger, SIRIUS will establish a new series of preferred stock, which will be designated “Series A convertible preferred stock.” There are currently outstanding 5,393,252 shares of XM Series A convertible preferred stock. Each share of XM Series A convertible preferred stock outstanding immediately before the merger will be converted into the right to receive 4.6 shares of the newly designated SIRIUS Series A convertible preferred stock, which has substantially the same powers, designations, preferences, rights and qualifications.

Each holder of Series A convertible preferred stock may convert any whole number or all of such holder’s shares of Series A convertible preferred stock into shares of common stock at the rate of one share of common stock for each share of Series A convertible preferred stock. Following a recapitalization, each share of Series A convertible preferred stock shall be convertible into the kind and number of shares of stock or other securities or property of SIRIUS or otherwise to which the holder of such share of Series A convertible preferred stock would have been entitled to receive if such holder had converted such share into common stock immediately prior to such recapitalization. Adjustments to the conversion rate shall similarly apply to each successive recapitalization.

Voting and Other Rights

Except as set forth below, holders of Series A convertible preferred stock are entitled to vote, together with the holders of the shares of SIRIUS common stock (and any other class or series that may similarly be entitled to vote with the shares of SIRIUS common stock) as a single class, upon all matters upon which holders of Sirius common stock are entitled to vote, with each share of Series A convertible preferred stock entitled to 1/5th of one vote on such matters. Moreover, so long as any shares of the Series A convertible preferred stock are outstanding, SIRIUS cannot, without first obtaining the approval by vote or written consent, in the manner provided by law, of a majority of the total number of shares of the Series A convertible preferred stock at the time outstanding, voting separately as a class, either (a) alter or change any or all of the rights, preferences, privileges and restrictions granted to or imposed upon the Series A convertible preferred stock, or (b) increase or decrease the authorized number of shares of Series A convertible preferred stock.

Dividends

The holders of Series A convertible preferred stock receive dividends and distributions of SIRIUS ratably with the holders of shares of common stock.

Liquidation, Dissolution, Winding Up or Insolvency

In the event of any liquidation, dissolution, winding up or insolvency of SIRIUS, the holders of Series A convertible preferred stock are entitled to be paid first out of the assets of SIRIUS available for distribution to holders of capital stock of all classes (whether such assets are capital, surplus or earnings), an amount equal to

$9.5248159 per share of Series A convertible preferred stock, together with the amount of any accrued or capitalized dividends:

•	before any distribution or payment is made to any common stockholders or holders of any other class or series of capital stock of SIRIUS designated to be junior to the Series A convertible preferred stock; and

•	subject to the liquidation rights and preferences of any class or series of preferred stock designated in the future to be senior to, or on a parity with, the Series A convertible preferred stock with respect to liquidation preferences.

After payment in full of the liquidation preference to the holders of Series A convertible preferred stock, holders of the Series A convertible preferred stock have no right or claim to any of the remaining available assets.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF SIRIUS AND XM

XM and SIRIUS are Delaware corporations and are governed by the DGCL. The combined company will continue to be a Delaware corporation following the merger and will be governed by the DGCL.

Upon completion of the merger, XM’s stockholders will become SIRIUS stockholders. As a condition to the merger, SIRIUS’ current certificate of incorporation will be amended immediately before the time of completion of the merger by the certificate of amendment in the form attached as Annex D to this Proxy Statement. The rights of the former XM stockholders and the SIRIUS stockholders will therefore be governed by the DGCL and the certificate of incorporation, as amended, and bylaws of SIRIUS.

The following description summarizes the material differences that may affect the rights of the stockholders of SIRIUS and XM, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Stockholders should read carefully the relevant provisions of the DGCL and the respective certificates of incorporation and bylaws of SIRIUS and XM. For more information on how to obtain the documents that are not attached to this Proxy Statement, see “Where You Can Find More Information” beginning on page 96.

Capitalization

SIRIUS

The total number of shares of all classes of capital stock authorized under SIRIUS’ certificate of incorporation is 2.55 billion, which is divided into:

•	2.50 billion shares of common stock, par value $0.001 per share; and

•	50 million shares of preferred stock, par value $0.001 per share.

At the special meeting, SIRIUS stockholders will be asked to approve the Charter Amendment to increase the number of authorized shares of SIRIUS’ common stock to 5 billion.

XM

The total number of shares of all classes of capital stock authorized under XM’s certificate of incorporation is 675 million shares, which is divided into:

•	600 million shares of class A common stock, par value $0.01 per share;

•	15 million shares of class C common stock, par value $0.01 per share;

•	15 million shares of Series A convertible preferred stock, par value $0.01 per share;

•	3 million shares of 8.25% Series B convertible redeemable preferred stock, par value $0.01 per share;

•	250,000 shares of 8.25% Series C convertible redeemable preferred stock, par value $0.01 per share; and

•	250,000 shares of Series D junior participating preferred stock, par value $0.01 per share.

An additional 41,500,000 shares of preferred stock, par value $0.01 per share, are available for future issuance in one or more series to be designated by the XM board of directors.

Voting Rights

SIRIUS

The holders of SIRIUS common stock are entitled to vote one vote per share on all matters to be voted on by stockholders.

SIRIUS Series A convertible preferred stock, the newly designated series of SIRIUS preferred stock into which shares of XM Series A convertible preferred stock will be converted in the merger, will have the same powers, designations, preferences, rights and qualifications, limitations and restrictions as the XM Series A convertible preferred stock to the fullest extent practicable, except that such preferred stock will have the right to vote with the holders of the SIRIUS common stock as a single class, with each share of preferred stock having 1/5th of a vote.

XM

The holders of XM common stock are entitled to one vote per share on all matters to be voted on by the stockholders.

The holders of XM Series A convertible preferred stock are not entitled to vote on any matter voted upon by stockholders, except as otherwise required under the DGCL, provided, however, the majority of the outstanding shares must approve, voting separately as a class:

•	any change to the rights, preferences, privileges and restrictions granted to the XM Series A convertible preferred stock; and

•	the increase or decrease of authorized shares of XM Series A convertible preferred stock.

Stockholder Action By Written Consent

Delaware Corporation Law

The DGCL allows action to be taken by stockholders by written consent to be made by the holders of the minimum number of votes that would be needed to approve a matter at an annual or special meeting of stockholders, unless this right to act by written consent is denied in the certificate of incorporation.

SIRIUS

SIRIUS’ certificate of incorporation does not limit the right of SIRIUS’ stockholders to take action by written consent without an annual or special meeting of stockholders.

XM

XM’s bylaws permit any action to be taken without a meeting, without prior notice and without a vote, as long as (i) it is required or permitted to be taken at any annual or special meeting of the stockholders, and (ii) a consent in writing, setting forth the action so taken, is signed by stockholders holding all outstanding stock and delivered to XM.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation cannot be less than the aggregate par value of all issued shares of capital stock. Net assets equals total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Number, Election, Vacancy and Removal of Directors

Delaware Corporation Law

Under the DGCL, a majority of the directors in office can fill any vacancy or newly created directorship. A director may be removed with or without cause by a majority of the shares entitled to vote at an election of the directors.

SIRIUS

The number of directors may not be less than three nor more than 15 as determined from time to time by the affirmative vote of a majority of the board of directors at any meeting at which there is a quorum. Generally, directors are elected by the holders of a plurality of the voting power present in person or represented by proxy and entitled to vote at the annual meeting. Any vacancy on the board of directors (whether resulting from an increase in the total number of directors, the departure of one of the directors) may be filled by the affirmative vote of a majority of the directors then in office or by a sole remaining director. Each director is elected annually. The holders of all classes and series of stock are entitled to vote in the election of directors with the number of votes specified above. SIRIUS stockholders are not entitled to cumulative voting rights in the election of directors. For a discussion of the governance structure after the merger, see “The Merger Agreement — Governance Matters” on page 61.

XM

Subject to the provisions of certain director designation agreements, the number of directors shall be between three and fifteen as determined from time to time by the board of directors. Subject to certain exceptions, directors shall be elected at the annual meeting of the stockholders. Unless otherwise provided for by the director designation agreements, vacancies and newly created directorships resulting from death, resignation, removal and from any increase in the authorized number of directors or otherwise may be filled by the affirmative vote of a majority of the directors then in office, although fewer than a quorum, or by a sole remaining director. Each director shall hold office until the next annual meeting of XM stockholders, and until such director’s successor is elected and qualified, or until the director’s earlier death, resignation or removal. Except as subject to the rights, if any, of the holders of preferred stock, any director may be removed from office at any time by the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding capital stock of XM entitled to vote in the election of directors.

Amendments to Certificate of Incorporation

Under the DGCL, an amendment to the articles or certificate of incorporation requires approval by both the board of directors and a majority of the votes entitled to be cast. Any proposed amendment to the certificate of incorporation that would increase or decrease the authorized shares of a class of stock, increase or decrease the par value of the shares of a class of stock, or alter or change the powers, preferences or special rights of the shares of a class of stock (so as to affect them adversely) requires approval of the holders of a majority of the outstanding shares of the affected class, voting as a separate class, in addition to the approval of a majority of the shares entitled to vote on that proposed amendment. If any proposed amendment would alter or change the powers, preferences or special rights of any series of a class of stock so as to affect them adversely, but does not affect the entire class, then only the shares of the series affected by the proposed amendment is considered a separate class for purposes of the immediately preceding sentence.

Neither the SIRIUS or XM certificate of incorporation contain any special provisions regarding approval of amendments to the certificate of incorporation.

Amendments to Bylaws

SIRIUS

The bylaws may be amended or repealed by the board of directors or the stockholders. However, the affirmative holders of at least 80 percent in voting power of all shares of the corporation entitled to vote generally in the election of directors, voting together as a single class, are required in order for the stockholders to amend, repeal or modify Section 2 (“Special Meetings”) and Section 11 (“Nominations, etc.”) of Article 1 or this sentence.

XM

XM’s bylaws may be amended or repealed, or new bylaws may be adopted, by the board of directors or stockholders, but notice of such amendment, repeal or adoption must be contained in the notice of such stockholder or board of directors meeting, as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote or by a majority of the entire board of directors then in office.

Notice of Certain Stockholder Actions

SIRIUS

SIRIUS’ bylaws state that a stockholder may only nominate directors for election or present an action to be taken at an annual stockholder’s meeting if the stockholder gives advance notice not less than 70 days and not more than 90 days before the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 70th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Notwithstanding anything in the previous sentence to the contrary, in the event that the number of directors to be elected to the board of directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by the corporation at least eighty days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the corporate secretary at the principal executive offices of the corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the corporation.

XM

XM’s bylaws state that a stockholder may only nominate directors for election or present an action to be taken at an annual stockholder’s meeting if the stockholder gives advance written notice not less than 90 and not more than 120 days before the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the annual meeting is called for a date not within 30 days before or after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the annual meeting was mailed or such public disclosure was made, whichever first occurs.

Special Stockholder Meetings

Delaware Corporation Law

Under the DGCL, a special meeting of a corporation’s stockholders may be called by the board or by any other person authorized by the corporation’s articles or certificate of incorporation or bylaws. All stockholders of record entitled to vote must receive notice of all stockholder meetings not less than 10 nor more than 60 days before the date of the stockholder meeting.

SIRIUS

A special meeting of the stockholders, as required by law or as provided in SIRIUS’ bylaws, may be called at any time by the Secretary or any other officer, whenever directed by at least two members of the board of directors or the Chief Executive Officer.

XM

Special meetings of the stockholders, for any purpose or purposes, unless otherwise provided by statute, may be called by the Chairman, the Chief Executive Officer, the President or the Secretary, and shall be called by any such officer at the request of the board of directors, a committee of the board of directors authorized to do so or by stockholders holding at least a majority of the outstanding capital stock that is entitled to vote.

Limitation of Personal Liability of Directors and Indemnification

SIRIUS

SIRIUS’ certificate of incorporation provide that no SIRIUS director shall be personally liable to SIRIUS or its stockholders for monetary damages for breach of fiduciary duty by that director as a director. However, this limitation does not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to SIRIUS or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for violation of the DGCL regarding unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

SIRIUS indemnifies, to the full extent permitted by law, any person (or the estate of any person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or complete action, suit or proceeding, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer or employee of SIRIUS, or is or was serving at the request of SIRIUS as a director, officer or employee of another corporation, limited liability company, partnership, joint venture, trust or other enterprise. SIRIUS may, to the full extent permitted by law, purchase and maintain insurance on behalf of any such person against any liability which may be asserted against him or her. To the full extent permitted by law, the indemnification includes expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, and any such expenses may be paid by SIRIUS in advance of the final disposition of such action, suit or proceeding. The indemnification does not limit SIRIUS’ right to indemnify any other person for any such expenses to the full extent permitted by law, nor is it exclusive of any other rights to which any person seeking indemnification from SIRIUS may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

XM

XM’s certificate of incorporation provides that no XM director will be personally liable to XM or its stockholders for monetary damages for breach of fiduciary duty as a director. However, this limitation does not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to XM or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for violation of the DGCL regarding unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

XM’s certificate of incorporation and its by-laws further provides XM shall indemnify, to the full extent authorized by Delaware law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether or not such action is by or in the right of XM, by reason of the fact that he is or was a director or officer of XM, or by reason of the fact that such director or officer is or was serving at the request of XM as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, domestic or foreign, against expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of XM, and shall advance expenses incurred by any such officer or director in defending any such action, suit or proceeding to the full extent authorized by Delaware law. The previous sentence does not affect any rights to indemnification to which employees other than directors and officers may be entitled by law.

For purposes of indemnification by XM, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of XM, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of XM or another enterprise, or on information supplied to such person by XM’s officers or the officers of another enterprise in the course of their duties, or on the advice of legal counsel for XM or another enterprise or on information or records given or reports made to XM or another enterprise by an independent public accountant or by an appraiser or other expert selected with reasonable care by XM or another enterprise.

Mergers, Consolidations and Other Transactions

Under the DGCL, the board of directors and the holders of a majority of the shares entitled to vote must approve a merger, consolidation or sale of all or substantially all of a corporation’s assets. However, unless the corporation provides otherwise in its articles or certificate of incorporation, no stockholder vote of a constituent corporation surviving a merger is required if:

•	the merger agreement does not amend the constituent corporation’s articles or certificate of incorporation;

•	each share of stock of the constituent corporation outstanding before the merger is an identical outstanding or treasury share of the surviving corporation after the merger; and

•	either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger.

Neither the SIRIUS nor XM certificate of incorporation contains any super-majority voting requirements governing mergers, consolidations, sales of substantially all of the assets, liquidations, reclassifications or recapitalizations.

State Anti-takeover Statutes

Both XM and SIRIUS are subject to Section 203 of the DGCL, which under certain circumstances may make it more difficult for a person who would be an “Interested Stockholder” (defined generally as a person with 15% or more of a corporation’s outstanding voting stock) to effect a “Business Combination” (defined generally as mergers, consolidations and certain other transactions, including sales, leases or other dispositions of assets with an aggregate market value equal to 10% or more of the aggregate market value of the corporation) with the corporation for a three-year period. Under Section 203, a corporation may under certain circumstances avoid the restrictions imposed by Section 203. Moreover, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. Neither the XM or SIRIUS certificate of incorporation or bylaws exclude the companies from the restrictions imposed under Section 203.

Appraisal Rights

Neither SIRIUS nor XM common stockholders have appraisal rights in the merger. However, the holder of XM Series A convertible preferred stock will have the right to seek appraisal of the fair value of its shares, under Section 262 of the DGCL.

Stockholder Rights Plan

SIRIUS

SIRIUS does not have a stockholder rights plan in place as of the date of this Proxy Statement.

XM

In August 2002, XM adopted a shareholders’ Rights Plan (commonly known as a “poison pill”) in which preferred stock purchase rights were granted as a dividend at the rate of one right for each share of common stock held of record as of the close of business on August 15, 2002. The rights would be exercisable only upon the occurrence of certain events relating to an unsolicited take-over or change of control of XM.

On February 19, 2007, in connection with the merger agreement, Amendment No. 3 to the Rights Agreement, dated as of August 2, 2002, and as amended as of January 22, 2003 and as of March 25, 2004, between XM and Computershare Investor Services, LLC, as successor rights agent to Equiserve Trust Company, N.A., or the Rights Agreement, was executed. Amendment No. 3 provides, among other things, that (i) neither SIRIUS nor any of its subsidiaries shall be deemed an “acquiring person” (as defined in the Rights Agreement) by virtue of (x) their acquisition, or their right to acquire, beneficial ownership of XM common stock as a result of their execution of the merger agreement, (y) the consummation of the merger or (z) any other transaction contemplated by the merger agreement; and (ii) no “Distribution Date”, “Section 11(a)(ii) Event”, “Section 13 Event”, “Stock Acquisition Date” or “Triggering Event” (as each such term is defined in the Rights Agreement) shall be deemed to have occurred by reason of the execution of the merger agreement or the announcement or consummation of the transactions contemplated thereby. Except as expressly provided in Amendment No. 3, the Rights Agreement remains in full force and effect.

LEGAL MATTERS

The validity of the SIRIUS common stock and certain U.S. federal income tax consequences relating to the merger will be passed upon for SIRIUS by Simpson Thacher & Bartlett LLP, and certain U.S. federal income tax consequences relating to the merger will be passed upon for XM by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

The consolidated financial statements and financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this Proxy Statement, which forms part of a Registration Statement on Form S-4, from SIRIUS’ Form 10-K for the year ended December 31, 2006, have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their reports dated February 23, 2007 (which contains an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standard No. 123 (revised 2004), “Shared-Based Payment”), and have been so incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedule of XM Satellite Radio Holdings Inc. as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report with respect to the consolidated financial statements refers to XM Satellite Radio Holdings Inc.’s change in the method of accounting for stock-based compensation effective January 1, 2006.

FUTURE STOCKHOLDER PROPOSALS

SIRIUS

To be eligible for inclusion in the proxy statement and form of proxy for SIRIUS’ next year’s annual meeting, stockholder proposals must be submitted in writing by the close of business on December 24, 2007 to Patrick L. Donnelly, Executive Vice President, General Counsel and Secretary, Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, New York 10020.

If any proposal that is not submitted for inclusion in next year’s proxy statement (as described in the preceding paragraph) is instead sought to be presented directly at next year’s annual meeting, the proxies may vote in their discretion if (a) SIRIUS receives notice of the proposal before the close of business on March 9, 2008 and advises stockholders in next year’s proxy statement about the nature of the matter and how management intends to vote on such matter or (b) SIRIUS does not receive notice of the proposal prior to the close of business on March 9, 2008. Notices of intention to present proposals at next year’s annual meeting should be addressed to Patrick L. Donnelly, Executive Vice President, General Counsel and Secretary, Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, New York 10020.

XM

Any proposal or proposals by a stockholder intended to be included in XM’s proxy statement and form of proxy relating to the 2008 annual meeting of XM stockholders must be received by XM no later than December 18, 2007, pursuant to the proxy solicitation rules of the SEC. Nothing in this paragraph shall be deemed to require XM to include in its proxy statement and proxy relating to the 2008 annual meeting of XM stockholders any stockholder proposal which may be omitted from XM’s proxy materials pursuant to applicable regulations of the SEC in effect at the time such proposal is received. For any proposal that is not submitted for inclusion in next year’s proxy statement but is instead presented directly at the 2008 annual meeting of XM stockholders, notice of such proposal must be received in writing by the Secretary of XM not less than 90 and not more than 120 days before the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the annual meeting is called for a date not within 30 days before or after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the annual meeting was mailed or such public disclosure was made. Failure to provide notice in this manner and within this time period means that such proposal will be considered untimely. Management will be entitled to vote proxies in its discretion with respect to any proposal that is presented at the XM 2008 annual meeting of stockholders but not included in the proxy statement.

WHERE YOU CAN FIND MORE INFORMATION

XM and SIRIUS file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including XM and SIRIUS, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this Proxy Statement.

SIRIUS has filed with the SEC a registration statement of which this Proxy Statement forms a part. The registration statement registers the shares of SIRIUS common stock to be issued to XM stockholders in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about the common stock and preferred stock of SIRIUS and XM, respectively. The rules and regulations of the SEC allow SIRIUS and XM to omit certain information included in the registration statement from this Proxy Statement.

In addition, the SEC allows SIRIUS and XM to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this Proxy Statement, except for any information that is superseded by information included directly in this Proxy Statement or incorporated by reference subsequent to the date of this Proxy Statement as described below.

This Proxy Statement incorporates by reference the documents listed below that SIRIUS and XM have previously filed with the SEC. They contain important information about the companies and their financial condition.

SIRIUS SEC Filings

•	Annual report on Form 10-K for the fiscal year ended December 31, 2006;

•	Quarterly reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007;

•	Current reports on Form 8-K filed on February 20, 2007, February 21, 2007, February 27, 2007, March 13, 2007, March 21, 2007, April 12, 2007, May 22, 2007, June 7, 2007, June 8, 2007, June 26, 2007, August 2, 2007 and September 5, 2007; and

•	The description of SIRIUS’ common stock contained in SIRIUS’ Registration Statement on Form 8-A filed pursuant to Section 12(b) of the Exchange Act.

XM SEC Filings

•	Annual report on Form 10-K for the fiscal year ended December 31, 2006;

•	Quarterly reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007; and

•	Current reports on Form 8-K filed on February 14, 2007, February 20, 2007, February 21, 2007, February 22, 2007, March 13, 2007, March 21, 2007, March 29, 2007, April 10, 2007, April 12, 2007, June 1, 2007, July 24, 2007, August 14, 2007 and September 5, 2007.

In addition, SIRIUS and XM incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement and before the date of the SIRIUS special meeting and the XM special meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this Proxy Statement, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the other documents listed above from the SEC, through the SEC’s web site at the address described above, or from SIRIUS or XM, as applicable, by requesting them in writing or by telephone from the appropriate company at the following addresses:

By Mail:	By Mail:

Sirius Satellite Radio Inc. 1221 Avenue of the Americas 36th Floor New York, New York 10020 Attention: Investor Relations	XM Satellite Radio Holdings Inc. 1500 Eckington Place, NE Washington, DC 20002 Attention: Investor Relations

By Telephone: (212) 584-5180	By Telephone: (202) 380-4000

These documents are available from SIRIUS or XM, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this Proxy Statement forms a part. You can also find information about SIRIUS and XM at their Internet websites at www.sirius.com and www.xmradio.com, respectively. Information contained on these websites does not constitute part of this Proxy Statement.

You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from          , SIRIUS’ proxy solicitor, or          , XM’s proxy solicitor, at the following addresses and telephone numbers:

If you are a stockholder of XM and SIRIUS and would like to request documents, please do so by          , 2007 to receive them before your special meeting. If you request any documents from SIRIUS or XM, SIRIUS or XM will mail them to you by first class mail, or another equally prompt means, within one business day after SIRIUS or XM, as the case may be, receives your request.

This document is a prospectus of SIRIUS and is a joint proxy statement of SIRIUS and XM for the SIRIUS special meeting and the XM special meeting. Neither SIRIUS nor XM has authorized anyone to give any information or make any representation about the merger or SIRIUS or XM that is different from, or in addition to, that contained in this Proxy Statement or in any of the materials that SIRIUS or XM has incorporated by reference into this Proxy Statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER
DATED AS OF FEBRUARY 19, 2007
BY AND AMONG
SIRIUS SATELLITE RADIO INC.
VERNON MERGER CORPORATION
AND
XM SATELLITE RADIO HOLDINGS INC.

i

ii

INDEX OF DEFINED TERMS

Page

Acquisition Proposal	A-31
Acquisitions	A-22
Agreement	A-1
Applicable Antitrust Laws	A-9
Benefit Plans	A-11
Canadian Competition Act	A-9
Certificate of Merger	A-1
Certificates	A-3
Change in Recommendation	A-31
Change in Sirius Recommendation	A-29
Change in XM Recommendation	A-28
Closing	A-1
Closing Date	A-1
Code	A-1
Common Exchange Ratio	A-2
Common Merger Consideration	A-2
Communications Laws	A-10
Confidentiality Agreement	A-29
Constituent Corporations	A-1
Converted Equity Awards	A-5
Converted Option	A-5
Converted Stock Awards	A-5
Converted Warrant	A-6
CRTC	A-9
Deadlock	A-34
Designated Directors	A-34
DGCL	A-1
Effective Time	A-1
Environmental Claim	A-13
Environmental Laws	A-13
Environmental Permits	A-13
ERISA	A-11
ESPP	A-8
Exchange Act	A-9
Exchange Agent	A-3
FCC	A-9
Form S-4	A-27
Governmental Entity	A-9
HSR Act	A-9
Independent Director	A-34
Infringe	A-13
Injunction	A-36
Insiders	A-33

iii

Page

Intellectual Property	A-13
J.P. Morgan	A-14
Joint Proxy Statement/Prospectus	A-27
material	A-7
material adverse effect	A-7
Merger	A-1
Merger Co.	A-1
Merger Consideration	A-3
Morgan Stanley	A-21
NASDAQ	A-9
Notice of Recommendation Change	A-31
Occurrence	A-31
Person	A-4
Preferred Exchange Ratio	A-2
Preferred Merger Consideration	A-2
Public Proposal	A-39
Qualifying Amendment	A-28
Required Sirius Votes	A-19
Required Stockholder Votes	A-19
Required Stockholders Meetings	A-28
Required XM Vote	A-12
Requisite Regulatory Approvals	A-36
Rights	A-7
Rights Agreement	A-7
SEC	A-6
Section 16 Information	A-33
Securities Act	A-8
Significant Subsidiary	A-6
Sirius	A-1
Sirius Benefit Plans	A-18
Sirius Board Approval	A-19
Sirius Charter Amendment	A-16
Sirius Common Stock	A-2
Sirius Contracts	A-18
Sirius Disclosure Schedule	A-14
Sirius Election Date	A-31
Sirius ERISA Affiliate	A-19
Sirius Financial Statements	A-17
Sirius Intellectual Property	A-20
Sirius Mirror Preferred Stock	A-2
Sirius Permits	A-17
Sirius Permitted Liens	A-20
Sirius Preferred Stock	A-15
Sirius Recommendation	A-19

iv

Page

Sirius SEC Documents	A-16
Sirius Share Issuance	A-16
Sirius Stock Awards	A-15
Sirius Stockholders Meeting	A-28
Sirius Termination Fee	A-39
Sirius Warrants	A-15
Subsidiary	A-6
Successor	A-34
Superior Proposal	A-33
Surviving Corporation	A-1
tax	A-11
taxable	A-11
taxes	A-11
U.S.	A-4
Violation	A-9
Voting Debt	A-8
XM	A-1
XM Benefit Plan	A-11
XM Board Approval	A-12
XM Class C Common Stock	A-7
XM Common Stock	A-2
XM Contracts	A-11
XM Disclosure Schedule	A-6
XM Election Date	A-31
XM ERISA Affiliate	A-12
XM Financial Statements	A-9
XM Indemnified Parties	A-34
XM Intellectual Property	A-13
XM Merger Stock	A-2
XM Option	A-5
XM Permits	A-10
XM Permitted Liens	A-13
XM Preferred Stock	A-7
XM Recommendation	A-12
XM SEC Documents	A-9
XM Series A Preferred Stock	A-2
XM Series B Preferred Stock	A-7
XM Series C Preferred Stock	A-7
XM Stock Awards	A-5
XM Stockholders Meeting	A-28
XM Termination Fee	A-39
XM Warrant	A-6
XM’s Current Premium	A-35

v

AGREEMENT AND PLAN OF MERGER dated as of February 19, 2007 (this “Agreement”) is by and among Sirius Satellite Radio Inc., a Delaware corporation (“Sirius”), Vernon Merger Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Sirius (“Merger Co.”), and XM Satellite Radio Holdings Inc., a Delaware corporation (“XM”).

WITNESSETH:

WHEREAS, each of the respective Boards of Directors of Sirius, Merger Co. and XM has approved, and deemed it advisable and in the best interests of its stockholders to consummate, the business combination transaction provided for herein, including the merger (the “Merger”) of Merger Co. with and into XM in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), and upon the terms and subject to the conditions set forth herein;

WHEREAS, Sirius and XM intend the Merger to qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”); and

WHEREAS, Sirius and XM desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

The Merger

1.1  Effective Time of Merger.  Subject to the provisions of this Agreement, a certificate of merger (the “Certificate of Merger”) shall be duly prepared, executed by XM and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the DGCL, on the Closing Date (as defined in Section 1.2). The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is agreed upon in writing by Sirius and XM and provided in the Certificate of Merger (the “Effective Time”).

1.2  Closing.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m. on the date (the “Closing Date”) that is the second business day after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VI (excluding conditions that, by their terms, are to be satisfied on the Closing Date but subject to the satisfaction or waiver of such conditions), unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, unless another place is agreed to in writing by the parties hereto.

1.3  Effects of the Merger.  At the Effective Time, Merger Co. shall be merged with and into XM and the separate existence of Merger Co. shall cease and XM shall continue as the surviving corporation in the Merger. The Merger will have the effects set forth in the DGCL. As used in this Agreement, “Constituent Corporations” shall mean each of Merger Co. and XM, and “Surviving Corporation” shall mean XM, at and after the Effective Time, as the surviving corporation in the Merger.

1.4  Certificate of Incorporation.  At the Effective Time, the certificate of incorporation of XM as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

1.5  By-Laws.  At the Effective Time, the By-laws of Merger Co. as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

1.6  Officers and Directors of Surviving Corporation.  The officers of XM as of the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be. The directors of Merger Co. as of the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified.

ARTICLE II

Effects of the Merger

2.1  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the XM Common Stock:

(a) Cancellation of Treasury Stock.  All shares of Class A common stock, par value $0.01 per share, of XM (the “XM Common Stock”) and shares of Series A Convertible Preferred Stock, par value $0.01 per share, of XM (the “XM Series A Preferred Stock” and, together with the XM Common Stock, the “XM Merger Stock”) that are owned by XM as treasury stock shall be canceled and shall cease to exist, and no shares of common stock, par value $.001 per share, of Sirius (the “Sirius Common Stock”) or other consideration shall be delivered in exchange therefor.

(b) Conversion of the XM Common Stock.  Subject to Section 2.3, each share of the XM Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be canceled in accordance with Section 2.1(a), (ii) shares owned by Sirius immediately prior to the Effective Time, which shares shall be cancelled and extinguished, and (iii) shares owned by any direct or indirect wholly-owned Subsidiary (as defined in Section 3.1(a)(i)) of Sirius or any direct or indirect wholly-owned Subsidiary of XM immediately prior to the Effective Time, which shares shall remain outstanding) shall be canceled and extinguished and automatically converted into the right to receive 4.60 (the “Common Exchange Ratio”) fully paid and nonassessable shares of Sirius Common Stock (together with any cash paid in respect of fractional shares in accordance with Section 2.3, the “Common Merger Consideration”). Upon such conversion, all such shares of the XM Common Stock shall no longer be outstanding and shall automatically be canceled and extinguished and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent only the right to receive the Common Merger Consideration in respect of such shares upon the surrender of the certificate representing such shares in accordance with Section 2.2 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.4). The Common Exchange Ratio shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Sirius Common Stock or XM Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Sirius Common Stock or XM Common Stock having a record date on or after the date hereof and prior to the Effective Time.

(c) Conversion of XM Series A Preferred Stock.  Each share of the XM Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be canceled in accordance with Section 2.1(a), (ii) shares owned by Sirius immediately prior to the Effective Time, which shares shall be cancelled and extinguished, (iii) shares owned by any direct or indirect wholly-owned Subsidiary of Sirius or any direct or indirect wholly-owned Subsidiary of XM immediately prior to the Effective Time, which shares shall remain outstanding, and (iv) shares held by holders who have properly demanded and perfected (and not withdrawn or lost) appraisal rights with respect thereto in accordance with Section 262 of the DGCL) shall be canceled and extinguished and automatically converted into the right to receive 4.60 (the “Preferred Exchange Ratio”) fully paid and nonassessable shares of a newly-designated series of Sirius Preferred Stock (as defined in Section 3.2(b)) (the “Sirius Mirror Preferred Stock”) having the same powers, designations, preferences, rights and qualifications, limitations and restrictions (to the fullest extent practicable) as the shares of XM Series A Preferred Stock so converted, except that the holders thereof shall be entitled to vote, together with the holders of the shares of Sirius Common Stock (and any other class or series that may similarly be entitled to vote with the shares of Sirius Common Stock) as a single class, upon all matters upon which holders of Sirius Common Stock are entitled to vote, with each share of Sirius Preferred Stock entitled to 1/5th of one vote on such matters (the “Preferred Merger Consideration” and, together with the Common Merger Consideration, the “Merger Consideration”). Upon such conversion, all such shares of the XM Series A Preferred Stock shall no longer be outstanding and shall automatically be canceled and extinguished and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent only the right to receive the Preferred Merger Consideration in respect of such shares upon the surrender of the certificate representing such shares in accordance with Section 2.2 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.4). The Preferred Exchange Ratio shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into XM Series A Preferred Stock, XM Common Stock or Sirius Common Stock), reorganization, recapitalization, reclassification or other like change with respect to XM Series A Preferred Stock, XM Common Stock or Sirius Common Stock having a record date on or after the date hereof and prior to the Effective Time.

(d) Merger Co. Capital Stock.  Each share of common stock, par value $0.01 per share, of Merger Co. outstanding immediately prior to the Effective Time shall be automatically converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Merger Co. shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

2.2  Surrender and Payment.  (a) Sirius shall appoint an agent (the “Exchange Agent”) reasonably acceptable to XM for the purpose of exchanging certificates which immediately prior to the Effective Time evidenced shares of XM Merger Stock (the “Certificates”) for the applicable Merger Consideration pursuant to an exchange agent agreement in form and substance reasonably satisfactory to XM. At or as promptly as practicable (and, in any event, within two (2) business days) after the Effective Time, Sirius shall deposit, or shall cause to be deposited, with the Exchange Agent, the Merger Consideration to be exchanged or paid in accordance with this Article II, and Sirius shall make available from time to time after the Effective Time as necessary, cash in an amount sufficient to pay any cash payable in lieu of fractional shares pursuant to Section 2.3 and any dividends or distributions to which holders of shares of XM Merger Stock may be entitled pursuant to Section 2.2(c). The Surviving Corporation shall send, or shall cause the Exchange Agent to send, to each holder of record of shares of XM Merger Stock immediately prior to the Effective Time whose shares were converted into the right to receive the applicable Merger Consideration pursuant to Section 2.1, promptly after the Effective Time, (i) a letter of transmittal for use in such exchange (which shall be in form and substance reasonably satisfactory to Sirius and XM and shall specify that the delivery shall be effected, and risk of loss and title in respect of the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions to effect the surrender of the Certificates in exchange for the applicable Merger Consideration, cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.3 and any dividends or other distributions payable in respect thereof pursuant to Section 2.2(c).

(b) Each holder of shares of XM Merger Stock that have been converted into a right to receive the applicable Merger Consideration, cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.3 and any dividends or other distributions payable in respect thereof pursuant to Section 2.2(c), upon surrender to the Exchange Agent of a Certificate or Certificates, together with a properly completed letter of transmittal covering such shares and such other documents as the Exchange Agent may reasonably require, shall be entitled to receive the applicable Merger Consideration payable in respect of such shares of XM Merger Stock. The holder of such Certificate, upon its delivery thereof to the Exchange Agent, shall also receive any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c) and cash payable in respect of any fractional shares pursuant to Section 2.3. Certificates surrendered shall forthwith be canceled as of the Effective Time. Until so surrendered, each such Certificate, following the Effective Time, shall represent for all purposes only the right to receive the applicable Merger Consideration, cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.3 and any dividends or other distributions payable in respect thereof pursuant to Section 2.2(c). No interest shall be paid or accrued for the benefit of holders of the Certificates on cash amounts payable upon the surrender of such Certificates pursuant to this Section 2.2.

(c) Whenever a dividend or other distribution is declared or made after the date hereof with respect to Sirius Common Stock with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all shares of Sirius Common Stock and Sirius Mirror Preferred Stock issuable pursuant to this Agreement. No dividends or other distributions declared or made after the Effective Time with respect to Sirius

Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Sirius Common Stock or Sirius Mirror Preferred Stock such holder is entitled to receive until the holder of such Certificate shall surrender such Certificate in accordance with the provisions of this Section 2.2. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole Sirius Common Stock and Sirius Mirror Preferred Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Sirius Common Stock and Sirius Mirror Preferred Stock.

(d) In the event that a transfer of ownership of shares of XM Merger Stock is not registered in the stock transfer books or ledger of XM, or if any certificate for the applicable Merger Consideration is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition to the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such exchange shall have paid to the Exchange Agent any transfer or other taxes required as a result of the issuance of a certificate for Sirius Common Stock or Sirius Mirror Preferred Stock in any name other than that of the registered holder of such shares of XM Merger Stock, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. For purposes of this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

(e) After the Effective Time, there shall be no further registration of transfers of shares of XM Merger Stock. If, after the Effective Time, any Certificate formerly representing shares of XM Merger Stock is presented to the Surviving Corporation, it shall be canceled and exchanged for the applicable Merger Consideration provided for, and in accordance with the procedures set forth, in this Article II.

(f) None of Sirius, Merger Co., XM or any of their respective Subsidiaries or affiliates shall be liable to any holder of shares of XM Merger Stock for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Each of the Exchange Agent, the Surviving Corporation and Sirius shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any holder of shares of XM Merger Stock, and from any cash dividends or other distributions that the holder is entitled to receive under Section 2.2(c), such amounts as the Exchange Agent, the Surviving Corporation or Sirius is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of United States (“U.S.”) federal, state or local tax law or any other non-U.S. tax law or any other applicable legal requirement. To the extent that amounts are so withheld by the Exchange Agent, the Surviving Corporation or Sirius, such amounts withheld from the Merger Consideration and other such amounts payable under Section 2.2(c) shall be treated for all purposes of this Agreement as having been received by the holder of the shares of XM Merger Stock in respect of which such deduction and withholding was made by the Exchange Agent, the Surviving Corporation or Sirius.

(h) Any portion of the certificates evidencing the Sirius Common Stock or the Sirius Mirror Preferred Stock, the cash to be paid in respect of fractional shares pursuant to Section 2.3, and the cash or other property in respect of dividends or other distributions pursuant to Section 2.2(c) supplied to the Exchange Agent which remains unclaimed by the holders of shares of XM Merger Stock twelve (12) months after the Effective Time shall be returned to Sirius, upon demand, and any such holder who has not exchanged his shares of XM Merger Stock for the applicable Merger Consideration in accordance with this Section 2.2 prior to the time of demand shall thereafter look only to Sirius for payment of the applicable Merger Consideration, and any cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.3 and any dividends or distributions with respect to Sirius Common Stock to which they were entitled pursuant to Section 2.2(c), in each case, without interest.

2.3  Fractional Shares.  No certificates representing less than one share of Sirius Common Stock shall be issued in exchange for shares of XM Common Stock upon the surrender for exchange of a Certificate. In lieu of any such fractional share, each holder of shares of XM Common Stock who would otherwise have been entitled to a fraction of a share of Sirius Common Stock upon surrender of Certificates for exchange (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in

Section 2.4) shall be paid upon such surrender (and after taking into account and aggregating shares of XM Common Stock represented by all Certificates surrendered by such holder) cash (without interest) in an amount equal to the product obtained by multiplying (a) the fractional share interest to which such holder (after taking into account and aggregating all shares of XM Common Stock represented by all Certificates surrendered by such holder) would otherwise be entitled by (b) the closing price for a share of Sirius Common Stock on the NASDAQ Global Select Market on the last trading day immediately preceding the Effective Time. Fractional shares of Sirius Mirror Preferred Stock may be issued in exchange for shares of XM Series A Preferred Stock.

2.4  Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration, any cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.3 and any dividends or other distributions as may be required pursuant to this Article II in respect of the shares of XM Merger Stock represented by such lost, stolen or destroyed Certificates; provided, however, that Sirius may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Sirius or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.5  Options and Other XM Stock Awards.  Prior to the Effective Time, XM and its Subsidiaries shall take all actions necessary to ensure that from and after the Effective Time, (x) options to purchase shares of the XM Common Stock (each, an “XM Option”) held by any employee, consultant, independent contractor and director and (y) other awards based on XM Common Stock (collectively with the XM Options, the “XM Stock Awards”) held by any employee, consultant, independent contractor and director which are outstanding immediately prior to the Effective Time shall be converted into and become, respectively, (x) options to purchase shares of Sirius Common Stock (each, a “Converted Option”) and, (y) with respect to all other XM Stock Awards, awards based on shares of Sirius Common Stock (the “Converted Stock Awards” and, together with the Converted Options, the “Converted Equity Awards”), in each case, on terms substantially identical to those in effect immediately prior to the Effective Time under the terms of the stock incentive plan or other related agreement or award pursuant to which such XM Stock Award was granted; provided, however, that from and after the Effective Time, (i) each such Converted Option may be exercised solely to purchase shares of Sirius Common Stock, (ii) the number of shares of Sirius Common Stock issuable upon exercise of such Converted Option shall be equal to the number of shares of the XM Common Stock that were issuable upon exercise under the corresponding XM Option immediately prior to the Effective Time multiplied by the Common Exchange Ratio and rounded down to the nearest whole share, (iii) the per share exercise price under such Converted Option shall be determined by dividing the per share exercise price of the corresponding XM Option immediately prior to the Effective Time by the Common Exchange Ratio and rounded up to the nearest whole cent, (iv) the number of shares of Sirius Common Stock subject to such Converted Stock Awards shall be determined by multiplying the number of the shares of XM Common Stock subject to the corresponding XM Stock Award immediately prior to the Effective Time by the Common Exchange Ratio and rounded down to the nearest whole share, (v) to the extent that the transfer of shares of XM Common Stock issuable upon exercise of any XM Option (or issued in connection with any previously exercised XM Option) is conditioned upon the fair market value of XM Common Stock achieving a specified percentage increase over the exercise price of such XM Option, such restriction shall be applied by requiring the same percentage increase in Sirius Common Stock over the exercise price of the corresponding Converted Option determined under clause (iii) above (or, in the case of a previously exercised XM Option, the exercise price that would have been determined under clause (iii) had such XM Option been outstanding at the Effective Time), (vi) to the extent the transfer of shares of XM Common Stock issuable or issued in connection with any XM Stock Award (whether or not outstanding at the Effective Time) is conditioned upon the fair market value of XM Common Stock achieving a specified percentage increase over the fair market value of XM Common Stock on the date of grant of such XM Stock Award, such restriction shall be applied by requiring the same percentage increase in Sirius Common Stock over the number derived by dividing (a) the fair market value of XM Common Stock on such date of grant by (b) the Common Exchange Ratio, rounded up to the nearest whole cent and (vii) to the extent the transfer of shares of XM Common Stock issuable or issued in connection with any XM Stock Award (whether or not outstanding at the Effective Time) is conditioned upon the fair market value of XM Common Stock achieving a specified dollar amount, such restriction shall be applied by (a) determining the percentage increase that such specified dollar amount represented over the fair market value of

XM Common Stock on the grant date of such XM Stock Award and (b) requiring the same percentage increase in Sirius Common Stock (expressed as a dollar amount) over the number derived by dividing (a) the fair market value of XM Common Stock on such date of grant by (b) the Common Exchange Ratio, rounded up to the nearest whole cent.

2.6  XM Warrants.  Prior to the Effective Time, XM and its Subsidiaries shall take all actions necessary to ensure that from and after the Effective Time, each warrant to purchase shares of the XM Common Stock (each, an “XM Warrant”) which is outstanding immediately prior to the Effective Time, shall be converted into and become a warrant to purchase shares of Sirius Common Stock (each, a “Converted Warrant”) on terms substantially identical to those in effect immediately prior to the Effective Time under the terms of the warrant or other related agreement or award pursuant to which such XM Warrant was granted; provided, however, that, subject to the terms of the XM Warrants, from and after the Effective Time, (i) each such Converted Warrant may be exercised solely to purchase shares of Sirius Common Stock, (ii) the number of shares of Sirius Common Stock issuable upon exercise of such Converted Warrant shall be equal to the number of shares of the XM Common Stock that were issuable upon exercise under the corresponding XM Warrant immediately prior to the Effective Time multiplied by the Common Exchange Ratio and rounded down to the nearest whole share and (iii) the per share exercise price under such Converted Warrant shall be determined by dividing the per share exercise price of the corresponding XM Warrant immediately prior to the Effective Time by the Common Exchange Ratio and rounded up to the nearest whole cent.

ARTICLE III

Representations and Warranties

3.1  Representations and Warranties of XM.  Except (x) with respect to any subsection of this Section 3.1, as set forth in the correspondingly identified subsection of the disclosure schedule delivered by XM to Sirius concurrently herewith (the “XM Disclosure Schedule”) (it being understood by the parties that the information disclosed in one subsection of the XM Disclosure Schedule shall be deemed to be included in each other subsection of the XM Disclosure Schedule in which the relevance of such information thereto would be readily apparent on the face thereof) or (y) as disclosed in the XM SEC Documents (as defined below) filed with the SEC prior to the date hereof, XM represents and warrants to Sirius as follows:

(a) Organization, Standing and Power.  XM is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such other jurisdictions where the failure so to qualify and be in such standing would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on XM. The Certificate of Incorporation and By-laws of XM, copies of which were previously made available to Sirius, are true, complete and correct copies of such documents as in effect on the date of this Agreement. As used in this Agreement:

(i) the word “Subsidiary” when used with respect to any party, means any corporation or other organization, whether incorporated or unincorporated, (x) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership), or (y) at least a majority of the securities or other interests of which, that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries;

(ii) a “Significant Subsidiary” means any Subsidiary of XM or Sirius, as the case may be, that would constitute a Significant Subsidiary of such party within the meaning of Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the “SEC”);

(iii) any reference to any event, change or effect being “material” with respect to any entity means an event, change or effect which is material in relation to the financial condition, properties, assets, liabilities, businesses or results of operations of such entity and its Subsidiaries taken as a whole; and

(iv) the term “material adverse effect” means, with respect to any entity, a material adverse effect on the financial condition, properties, assets, liabilities, businesses or results of operations of such entity and its Subsidiaries taken as a whole; provided that, for purposes of clause (iii) above and this clause (iv), the following shall not be deemed “material” or to have a “material adverse effect”: any change or event caused by or resulting from (A) changes in prevailing economic or market conditions in the United States or any other jurisdiction in which such entity has substantial business operations (except to the extent those changes have a materially disproportionate effect on such entity and its Subsidiaries relative to the other party and its Subsidiaries), (B) changes or events, after the date hereof, affecting the industries in which they operate generally (except to the extent those changes or events have a materially disproportionate effect on such entity and its Subsidiaries relative to the other party and its Subsidiaries), (C) changes, after the date hereof, in generally accepted accounting principles or requirements applicable to such entity and its Subsidiaries (except to the extent those changes have a materially disproportionate effect on such entity and its Subsidiaries relative to the other party and its Subsidiaries), (D) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (as defined in Section 3.1(c)(iii)) (except to the extent those changes have a materially disproportionate effect on such entity and its Subsidiaries relative to the other party and its Subsidiaries), (E) the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby or the announcement thereof, or (F) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located; and provided, further, that in no event shall a change in the trading prices of a party’s capital stock, by itself, be considered material or constitute a material adverse effect.

(b) Capital Structure.  (i) The authorized capital stock of XM consists of 600,000,000 shares of XM Common Stock, 15,000,000 shares of Class C Common Stock, par value $.01 per share (the “XM Class C Common Stock”), and 60,000,000 preferred shares, par value $.01 per share (the “XM Preferred Stock”), of which (A) 15,000,000 shares of XM Preferred Stock are designated XM Series A Preferred Stock, (B) 3,000,000 shares of XM Preferred Stock are designated Series B Redeemable Preferred Stock (the “XM Series B Preferred Stock”), (C) 250,000 shares of XM Preferred Stock are designated Series C Convertible Redeemable Preferred Stock (the “XM Series C Preferred Stock”) and (D) 250,000 shares of XM Preferred Stock are designated Series D Junior Participating Preferred Stock and reserved for issuance upon exercise of the rights (the “Rights”) distributed to the holders of XM Common Stock pursuant to the Rights Agreement, dated as of August 2, 2002, between XM and Computershare Investor Services, LLC, as successor rights agent to Equiserve Trust Company (as amended to the date hereof, the “Rights Agreement”). As of the close of business on February 15, 2007 (x) (1) 309,689,999 shares of XM Common Stock were issued (including 5,502 shares held in treasury and 3,427,859 shares of unvested restricted stock), (2) 5,393,252 shares of XM Common Stock were reserved for issuance upon the conversion of the XM Series A Preferred Stock, (3) 8,000,000 shares of XM Common Stock were reserved for issuance upon the conversion of XM’s 1.75% Convertible Senior Notes Due 2009, and (4) 5,502 shares of XM Common Stock were held by XM in its treasury or by its Subsidiaries, (y) 5,393,252 shares of XM Series A Preferred Stock were outstanding, and (z) other than the outstanding shares of XM Series A Preferred Stock, no shares of XM Preferred Stock were outstanding or reserved for issuance, and no shares of XM Class C Common Stock were outstanding. As of the close of business on February 15, 2007, no shares of XM Common Stock were reserved for issuance pursuant to XM Stock Awards outstanding on such date (other than 3,427,859 shares of unvested restricted stock and XM Options outstanding on such date). As of the close of business on December 31, 2006, (aa) 11,163,985 shares of XM Common Stock were reserved for issuance upon the conversion of XM’s 10% Senior Secured Discount Notes due 2009, (bb) 15,894,434 shares of XM Common Stock were reserved for issuance upon the exercise of XM Options outstanding on such date, with a weighted average exercise price of $17.81 per share and (cc) 11,314,966 shares of XM Common Stock were reserved for issuance upon exercise of the XM Warrants. All outstanding shares of XM Common Stock or XM Preferred Stock have been duly authorized and validly issued and are fully paid and, except as set forth in the DGCL, non assessable and are not subject to preemptive rights.

(ii) Section 3.1(b)(ii) of the XM Disclosure Schedule sets forth a complete and accurate list as of February 15, 2007 of each XM Warrant then outstanding, the number of shares of XM Common Stock subject to such XM Warrant and the exercise or purchase price (if any) and the expiration date thereof.

(iii) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote (“Voting Debt”) of XM are issued or outstanding.

(iv) Except for (A) this Agreement, (B) the outstanding XM Stock Awards specified in paragraph (i) above, (C) the convertible securities and warrants specified in paragraph (i) and described in paragraph (ii) above, and (D) agreements entered into and securities and other instruments issued after the date of this Agreement as permitted by Section 4.1, there are no options, warrants, calls, rights, commitments or agreements of any character to which XM or any Subsidiary of XM is a party or by which it or any such Subsidiary is bound obligating XM or any Subsidiary of XM to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of XM or of any Subsidiary of XM or obligating XM or any Subsidiary of XM to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding contractual obligations of XM or any of its Subsidiaries (x) to repurchase, redeem or otherwise acquire any shares of capital stock of XM or any of its Subsidiaries, or (y) pursuant to which XM or any of its Subsidiaries is or could be required to register shares of XM Common Stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”), except any such contractual obligations entered into after the date hereof as permitted by Section 4.1.

(v) Since February 15, 2007, except as permitted by Section 4.1, XM has not (A) issued or permitted to be issued any shares of capital stock, stock appreciation rights or securities exercisable or exchangeable for or convertible into shares of capital stock of XM or any of its Subsidiaries, other than pursuant to and as required by the terms of XM Stock Awards granted prior to the date hereof (or awards granted after the date hereof in compliance with Sections 4.1(c) and 4.1(k)); (B) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more XM Subsidiaries, any shares of capital stock of XM or any of its Subsidiaries; or (C) declared, set aside, made or paid to the stockholders of XM dividends or other distributions on the outstanding shares of capital stock of XM.

(vi) After the date hereof, no future offering periods shall be commenced under XM’s Employee Stock Purchase Plan (the “ESPP”). Subject to the share issuance limitations set forth in Section 4.1(c), the current offering period in effect on the date hereof under the ESPP will continue in accordance with its terms, and options under the current offering period will be exercisable at the normally scheduled time under the ESPP in accordance with its terms; provided, however, that in all events the expiration of such offering period and the final exercise under the ESPP shall occur prior to the Effective Time, and XM shall take all actions necessary to amend the ESPP to so provide. XM shall terminate the ESPP effective as of immediately prior to the Effective Time.

(c) Authority.  (i) XM has all requisite corporate power and authority to enter into this Agreement and, subject in the case of the consummation of the Merger to the adoption of this Agreement by the Required XM Vote, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of XM, subject in the case of the consummation of the Merger to the Required XM Vote. This Agreement has been duly executed and delivered by XM and, assuming due authorization, execution and delivery by Sirius and Merger Co., constitutes a valid and binding obligation of XM, enforceable against XM in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on any assets (any such conflict, violation, default, right of termination, cancellation, modification or acceleration, loss or creation, a “Violation”) pursuant to, any provision of the Certificate of Incorporation or By-laws of XM or any Subsidiary of XM, or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, XM Benefit Plan (as defined in Section 3.1(i)) or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to XM or any Subsidiary of XM or their respective properties or assets, which Violation, in the case of clause (B), individually or in the aggregate, would reasonably be expected to (x) have a material adverse effect on XM or (y) prevent, delay or impede XM’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required by or with respect to XM or any Subsidiary of XM in connection with the execution and delivery of this Agreement by XM or the consummation by XM of the transactions contemplated hereby, the failure to make or obtain which, individually or in the aggregate, would reasonably be expected to (x) have a material adverse effect on XM or (y) prevent, delay or impede XM’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, except for (A) the filing with the SEC of the Joint Proxy Statement/Prospectus and such other reports under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) notices or filings under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (D) such notices or filings as may be required pursuant to the Competition Act (Canada) (the “Canadian Competition Act”) and, together with the HSR Act, the “Applicable Antitrust Laws”), (E) such filings with and consents of the Federal Communications Commission (“FCC”) and the Canadian Radio-television and Telecommunications Commission (the “CRTC”) as may be required (including any notifications or other filings that do not require consent), and (F) such filings with and approvals of The Nasdaq Stock Market, Inc. (“NASDAQ”) as may be required.

(d) SEC Documents; Undisclosed Liabilities.  (i) XM has filed, or furnished, as applicable, all required reports, schedules, registration statements and other documents with the SEC since December 31, 2004 (the “XM SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the XM SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such XM SEC Documents, and none of the XM SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of XM included in the XM SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of XM and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown. There are no outstanding comments from the Staff of the SEC with respect to any of the XM SEC Documents.

(ii) Except for (A) those liabilities that are fully reflected or reserved for in the consolidated financial statements of XM included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, as filed with the SEC prior to the date of this Agreement (the “XM Financial Statements”), (B) liabilities incurred since September 30, 2006 in the ordinary course of business consistent with past practice, (C) liabilities which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on XM, (D) liabilities incurred pursuant to the transactions contemplated by this Agreement, and (E) liabilities or obligations discharged or paid in full prior to the date of this Agreement in the ordinary course of business consistent with past practice, XM and its Subsidiaries do not have, and since September 30, 2006, XM and its Subsidiaries have not incurred (except as permitted by Section 4.1), any liabilities or obligations of any nature whatsoever (whether accrued, absolute, matured, determined, contingent or otherwise and whether or not required to be reflected in XM’s financial statements in accordance with generally accepted accounting principles).

(e) Compliance with Applicable Laws and Reporting Requirements.  (i) XM and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of XM and its Subsidiaries, taken as a whole (the “XM Permits”), and XM and its Subsidiaries are and have been in compliance with the terms of the XM Permits and all applicable laws and regulations and their own privacy policies, including the Communications Act of 1934, as amended, and the rules, regulations and published decisions, orders, rulings and notices of the FCC (the “Communications Laws”), except where the failure so to hold or comply, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on XM.

(ii) The businesses of XM and its Subsidiaries are not being and have not been conducted in violation of any law, ordinance or regulation of any Governmental Entity (including the Sarbanes-Oxley Act of 2002 and the Communications Laws), except for possible violations which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a material adverse effect on XM.

(iii) XM and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. XM (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by XM in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to XM’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to XM’s auditors and the audit committee of XM’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect XM’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in XM’s internal controls over financial reporting.

(f) Legal Proceedings.  There is no claim, suit, action, litigation, arbitration, investigation or other demand or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of XM, threatened, against or affecting XM or any Subsidiary of XM as to which there is a significant possibility of an adverse outcome which would, individually or in the aggregate, have a material adverse effect on XM, nor is there any judgment, decree, injunction, rule, award, settlement, stipulation or order of or subject to any Governmental Entity or arbitrator outstanding against XM or any Subsidiary of XM having or which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on XM. To the knowledge of XM, no investigation by any Governmental Entity with respect to XM or any of its Subsidiaries is pending or threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on XM.

(g) Taxes.  XM and each of its Subsidiaries have filed all material tax returns required to be filed by any of them and have paid (or XM has paid on their behalf) all taxes shown as due on such returns, and the most recent financial statements contained in the XM SEC Documents reflect an adequate reserve, in accordance with generally accepted accounting principles, for all taxes payable by XM and its Subsidiaries accrued through the date of such financial statements. No material deficiencies or other claims for any taxes have been proposed, asserted or assessed against XM or any of its Subsidiaries that are not adequately reserved for. For the purpose of this Agreement, the term “tax” (including, with correlative meaning, the terms “taxes” and “taxable”) shall mean (i) all Federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, (ii) liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group, and (iii) liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (i) or (ii). Neither XM nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(h) Certain Agreements.  Except as disclosed in or filed as exhibits to the XM SEC Documents filed prior to the date of this Agreement and except for this Agreement, neither XM nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (i) with respect to the service of any directors, officers, employees, or independent contractors or consultants that are natural persons, involving the payment of $10 million or more in any 12 month period, (ii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) which limits the ability of XM or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or which requires referrals of business and, in each case, which limitation or requirement would reasonably be expected to be material to XM and its Subsidiaries taken as a whole, (iv) with or to a labor union or guild (including any collective bargaining agreement), (v) which is a significant contract, arrangement or understanding with an automobile manufacturer, (vi) which is a contract, arrangement or understanding with a content provider involving the payment of $10 million or more in any 12 month period, or (vii) which would prevent, delay or impede the consummation, or otherwise reduce the contemplated benefits, of any of the transactions contemplated by this Agreement. XM has previously made available to Sirius or its representatives complete and accurate copies of each contract, arrangement, commitment or understanding of the type described in this Section 3.1(h) (collectively referred to herein as the “XM Contracts”). All of the XM Contracts are valid and in full force and effect, except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on XM. Neither XM nor any of its Subsidiaries has, or is alleged to have, and to the knowledge of XM, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of, any XM Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on XM.

(i) Benefit Plans.  (i) Section 3.1(i) of the XM Disclosure Schedule sets forth a true and complete list of each material XM Benefit Plan. An “XM Benefit Plan” is an employee benefit plan including, without limitation, any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any multiemployer plan within the meaning of ERISA Section 3(37)) and each stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive or deferred compensation plan, agreement, program, policy or other arrangement, whether or not subject to ERISA (all the foregoing being herein called “Benefit Plans” (x) maintained, entered into or contributed to by XM or any of its Subsidiaries under which any present or former employee, director, independent contractor or consultant of XM or any of its Subsidiaries has any present or future right to benefits or (y) under which XM or any of its Subsidiaries could reasonably be expected to have any present or future liability. No XM Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(ii) With respect to each material XM Benefit Plan, XM has made available to Sirius a current, accurate and complete copy thereof, and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any summary plan description and summaries of material modifications; and (D) the most recent year’s Form 5500 and attached schedules and audited financial statements.

(iii) With respect to the XM Benefit Plans, individually and in the aggregate, no event has occurred and, to the knowledge of XM, there exists no condition or set of circumstances in connection with which XM or any of its Subsidiaries could be subject to any liability that would reasonably be expected to have a material adverse effect on XM under ERISA, the Code or any other applicable law.

(iv) No XM Benefit Plan exists that could result in the payment to any person of any money or other property or accelerate or provide any other rights or benefits to any person as a result of the transactions contemplated by this Agreement, whether alone or in connection with any other event, and whether or not such payment would constitute a parachute payment within the meaning of Code Section 280G.

(v) Except as would not reasonably be expected to have a material adverse effect on XM or any of its Subsidiaries, (A) no liability under Title IV or section 302 of ERISA has been incurred by XM, or by any trade or business, whether or not incorporated, that together with XM would be deemed a “single employer” within the meaning of section 4001(b) of ERISA (an “XM ERISA Affiliate”), that has not been satisfied in full, and (B) no condition exists that presents a risk to XM or any XM ERISA Affiliate of incurring any such liability.

(j) Subsidiaries.  Exhibit 21 to XM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC prior to the date of this Agreement includes all the Subsidiaries of XM which are Significant Subsidiaries. Each Subsidiary of XM is a corporation or other entity duly organized, validly existing and, in the case of corporations, in good standing under the laws of its jurisdiction of formation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on XM. All of the shares of capital stock of each of the Subsidiaries held by XM or by another XM Subsidiary are fully paid and nonassessable and are owned by XM or a Subsidiary of XM free and clear of any material claim, lien or encumbrance, except for XM Permitted Liens.

(k) Absence of Certain Changes or Events.  Except as disclosed in the XM SEC Documents filed prior to the date of this Agreement (or, in the case of actions taken after the date hereof, except as permitted by Section 4.1), since December 31, 2005, (i) XM and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices and (ii) there has not been any change, circumstance or event (including any event involving a prospective change) which, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on XM.

(l) Board Approval.  The Board of Directors of XM, by resolutions duly adopted at a meeting duly called and held (the “XM Board Approval”), has (i) determined that this Agreement and the Merger are in the best interests of XM and its stockholders, (ii) adopted a resolution approving this Agreement and declaring its advisability pursuant to Section 251(b) of the DGCL, (iii) recommended that the stockholders of XM adopt this Agreement (the “XM Recommendation”) and directed that such matter be submitted for consideration by XM stockholders at the XM Stockholders Meeting (as defined in Section 5.1(b)). To the knowledge of XM, except for Section 203 of the DGCL (which has been rendered inapplicable), no “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation is applicable to this Agreement, the Merger, or the other transactions contemplated hereby.

(m) Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of XM Common Stock to adopt this Agreement (the “Required XM Vote”) is the only vote of the holders of any class or series of XM capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

(n) Properties.  Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on XM, and except as set forth in Section 3.1(n) of the XM Disclosure Schedule, XM or one of its Subsidiaries (i) has good and marketable title to all the properties and assets reflected in the XM

Financial Statements as being owned by XM or one of its Subsidiaries or acquired after the date thereof which are material to XM’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever, except (A) statutory liens securing payments not yet due or liens which are being properly contested by XM or one of its Subsidiaries in good faith and by proper legal proceedings and for which adequate reserves related thereto are maintained on the XM Financial Statements, (B) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (C) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected in the XM Financial Statements (except such liens which have been satisfied or otherwise discharged in the ordinary course of business since the date of the XM SEC Documents), and (D) rights granted to any non-exclusive licensee of any XM Intellectual Property in the ordinary course of business consistent with past practices (such liens, imperfections and irregularities in clauses (A), (B), (C), and (D) “XM Permitted Liens”), and (ii) is the lessee of all leasehold estates reflected in the XM Financial Statements or acquired after the date thereof which are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to XM’s knowledge, the lessor.

(o) Intellectual Property.  Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect, (i) XM or its Subsidiaries own, free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever other than XM Permitted Liens, or have a valid license or right to use all Intellectual Property used in their business as currently conducted (the “XM Intellectual Property”), (ii) to the knowledge of XM, XM and its Subsidiaries do not infringe, misappropriate, dilute, or otherwise violate (“Infringe”) the Intellectual Property rights of any third party and the XM Intellectual Property is not being Infringed by any third party, (iii) to the knowledge of XM, none of the material XM Intellectual Property has expired or been abandoned and, to the knowledge of XM, all such material XM Intellectual Property is valid and enforceable and (iv) XM and its Subsidiaries have taken all reasonable actions to protect and maintain the confidentiality of any trade secrets and other confidential information included in the material XM Intellectual Property. “Intellectual Property” means all intellectual property, including, without limitation, all United States and foreign (u) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (v) proprietary inventions, discoveries, technology and know-how, (w) copyrights and copyrightable works, including proprietary rights in software programs, (x) trademarks, service marks, domain names, trade dress, trade names, corporate names, brand names, slogans, logos and other source indicators, and the goodwill of any business symbolized thereby, (y) rights of publicity, and (z) trade secrets, and confidential or proprietary business information.

(p) Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on XM, (i) XM and its Subsidiaries hold, and are currently, and at all prior times have been, in continuous compliance with all permits, licenses, registrations and other governmental authorizations required under all applicable foreign, federal, state and local statutes, rules, regulations, ordinances, orders or decrees relating to contamination, pollution or protection of human health, natural resources or the environment (“Environmental Laws”) for XM to conduct its operations (“Environmental Permits”), and are currently, and at all prior times have been, otherwise in continuous compliance with all applicable Environmental Laws and, to the knowledge of XM, there is no condition that would reasonably be expected to prevent or interfere with compliance with all applicable Environmental Laws and all applicable Environmental Permits in the future, (ii) XM and its Subsidiaries have not received any written notice, claim, demand, action, suit, complaint, proceeding or other communication by any person alleging any violation of, or any actual or potential liability under, any Environmental Laws (an “Environmental Claim”), and XM has no knowledge of any pending or threatened Environmental Claim, (iii) no hazardous, dangerous or toxic substance, including without limitation, petroleum (including without limitation crude oil or any fraction thereof), asbestos and asbestos-containing materials, polychlorinated biphenyls, radon, fungus, mold, urea-formaldehyde insulation or any other material that is regulated pursuant to any Environmental Laws or that could result in liability under any Environmental Laws has been generated, transported, treated, stored, installed, disposed of, arranged to be disposed of, released or threatened to be released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by XM or its Subsidiaries, in violation of, or in a manner or to a location that could give rise to liability to XM or its Subsidiaries under Environmental Laws, and (iv) XM and its Subsidiaries have not assumed, contractually or by operation of law, any liabilities or obligations under or relating to any Environmental Laws.

(q) Labor and Employment Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on XM, (i) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of XM, threatened against XM or any of its Subsidiaries, (ii) no union or labor organization represents, or claims to represent, any group of employees with respect to their employment by XM or any of Subsidiaries and no union organizing campaign with respect to the employees of XM or its Subsidiaries is threatened or underway, (iii) there is no unfair labor practice charge or complaint against XM or its Subsidiaries pending or, to the knowledge of XM, threatened before the National Labor Relations Board or any similar state or foreign agency, (iv) there is no grievance pending relating to any collective bargaining agreement or other grievance procedure, (v) no charges with respect to or relating to XM or its Subsidiaries are pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices and (vi) no employee of XM or its Subsidiaries is in violation of any term of any restrictive covenant, common law nondisclosure obligation, fiduciary duty, or other obligation to a former employer of any such employee relating (A) to the right of any such employee to be employed by XM or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

(r) Insurance.  All material insurance policies of XM and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of XM reasonably has determined to be prudent in accordance with industry practices or as is required by law. Neither XM nor any of its Subsidiaries is in material breach or default, and neither XM nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, of any of such material insurance policies.

(s) Brokers or Finders.  No agent, broker, investment banker, financial advisor or other firm or person except J.P. Morgan Securities Inc. (“J.P. Morgan”) is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement. XM has disclosed to Sirius all material terms of the engagement of J.P. Morgan.

(t) Opinion of XM Financial Advisor.  XM has received the opinion of J.P. Morgan, dated the date of this Agreement, to the effect that the Common Exchange Ratio is fair, from a financial point of view, to XM and the holders of XM Common Stock.

(u) Rights Agreement.  The Board of Directors of XM has caused the Rights Agreement to be amended so that neither Sirius nor Merger Co. will become an “Acquiring Person,” and that no “Stock Acquisition Date”, “Distribution Date” or “Triggering Event” (as such terms are defined in the Rights Agreement) will occur, as a result of the approval, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby.

3.2  Representations and Warranties of Sirius.  Except (x) with respect to any subsection of this Section 3.2, as set forth in the correspondingly identified subsection of the disclosure schedule delivered by Sirius to XM concurrently herewith (the “Sirius Disclosure Schedule”) (it being understood by the parties that the information disclosed in one subsection of the Sirius Disclosure Schedule shall be deemed to be included in each other subsection of the Sirius Disclosure Schedule in which the relevance of such information thereto would be readily apparent on the face thereof), or (y) as disclosed in the Sirius SEC Documents (as defined below) filed with the SEC prior to the date hereof, Sirius represents and warrants to XM as follows:

(a) Organization, Standing and Power.  Sirius is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such other jurisdictions where the failure so to qualify and be in such standing would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on Sirius. The Certificate of Incorporation and By-laws of Sirius, copies of which were previously made available to XM, are true, complete and correct copies of such documents as in effect on the date of this Agreement.

(b) Capital Structure.  (i) The authorized capital stock of Sirius consists of 2,500,000,000 shares of Sirius Common Stock and 50,000,000 shares of preferred stock, par value $.001 per share (the “Sirius Preferred Stock”). As of the close of business on February 16, 2007, (A)(1) 1,458,248,306 shares of Sirius Common Stock were issued (including shares held in treasury), (2) 82,044,101 shares of Sirius Common Stock were reserved for issuance upon the exercise or payment of stock options outstanding on such date, with a weighted average exercise price of $5.34 per share, and 4,693,522 shares of Sirius Common Stock were reserved for issuance upon the exercise or payment of stock units or other equity-based incentive awards granted pursuant to any plans, agreements or arrangements of Sirius and outstanding on such date (collectively, the “Sirius Stock Awards”), (3) 61,274 shares of Sirius Common Stock were reserved for issuance upon the conversion of the Sirius’s 8 3/4% Convertible Subordinated Notes due 2009, (4) 26,392,764 shares of Sirius Common Stock were reserved for issuance upon the conversion of the Sirius’s 3 1/2% Convertible Notes due 2008, (5) 68,027,220 shares of Sirius Common Stock were reserved for issuance upon the conversion of the Sirius’s 2 1/2% Convertible Notes due 2009, (6) 43,396,216 shares of Sirius Common Stock were reserved for issuance upon the conversion of the Sirius’s 3 1/4% Convertible Notes due 2011, (7) 123,955,189 shares of Sirius Common Stock were reserved for issuance upon exercise of the Sirius Warrants (as defined below) and (8) no shares of Sirius Common Stock were held by Sirius in its treasury or by its Subsidiaries; and (B) no shares of Sirius Preferred Stock were outstanding or reserved for issuance. All outstanding shares of Sirius Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights. The shares of Sirius Common Stock to be issued pursuant to or as specifically contemplated by this Agreement will have been duly authorized as of the Effective Time and, if and when issued in accordance with the terms hereof or thereof, will be validly issued, fully paid and non-assessable and will not be subject to preemptive rights.

(ii) Section 3.2(b)(ii) of the Sirius Disclosure Schedule sets forth a complete and accurate list as of February 15, 2007 of each warrant to purchase shares of Sirius Common Stock (the “Sirius Warrants”) then outstanding, the number of shares of Sirius Common Stock subject to such Sirius Warrant and the exercise or purchase price (if any) and the expiration date thereof.

(iii) No Voting Debt of Sirius is issued or outstanding.

(iv) Except for (A) this Agreement, (B) outstanding Sirius Stock Awards described in paragraph (i) above, (C) the convertible securities and warrants described in paragraphs (i) and (ii) above which represented, as of February 15, 2007, the right to acquire up to an aggregate of 261,832,663 shares of Sirius Common Stock, and (D) agreements entered into and securities and other instruments issued after the date of this Agreement as permitted by Section 4.2, there are no options, warrants, calls, rights, commitments or agreements of any character to which Sirius or any Subsidiary of Sirius is a party or by which it or any such Subsidiary is bound obligating Sirius or any Subsidiary of Sirius to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of Sirius or of any Subsidiary of Sirius or obligating Sirius or any Subsidiary of Sirius to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding contractual obligations of Sirius or any of its Subsidiaries (x) to repurchase, redeem or otherwise acquire any shares of capital stock of Sirius or any of its Subsidiaries or (y) pursuant to which Sirius or any of its Subsidiaries is or could be required to register shares of Sirius Common Stock or other securities under the Securities Act, except any such contractual obligations entered into after the date hereof as permitted by Section 4.2.

(v) Since February 15, 2007, except as permitted by Section 4.2, Sirius has not (A) issued or permitted to be issued any shares of capital stock, stock appreciation rights or securities exercisable or exchangeable for or convertible into shares of capital stock, of Sirius or any of its Subsidiaries, other than pursuant to and as required by the terms of Sirius Stock Awards granted prior to the date hereof (or awards granted after the date hereof in compliance with Sections 4.2(c) and 4.2(k)); (B) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more Sirius Subsidiaries, any shares of capital stock of Sirius or any of its Subsidiaries; or (C) declared, set aside, made or paid to the stockholders of Sirius dividends or other distributions on the outstanding shares of capital stock of Sirius.

(c) Authority.  (i) Sirius has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject to the approval of the issuance of shares of Sirius Common Stock in the Merger (the “Sirius Share Issuance”) and the amendment of Sirius’s certificate of incorporation to increase the total number of shares of all classes of stock that Sirius shall have the authority to issue to, and to increase the number of shares of Sirius Common Stock that Sirius shall have the authority to issue, in each case, to such number that is, at minimum, sufficient to consummate the transactions contemplated by this Agreement (the “Sirius Charter Amendment”) by the applicable Required Sirius Votes, and the designation of the Sirius Mirror Preferred Stock by the Sirius Board of Directors. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Sirius, except for the Required Sirius Votes. This Agreement has been duly executed and delivered by Sirius and, assuming due authorization, execution and delivery by XM, constitutes a valid and binding obligation of Sirius, enforceable against Sirius in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) result in any Violation pursuant to any provision of the Certificate of Incorporation or By-laws of Sirius or any Subsidiary of Sirius, or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Sirius Benefit Plan (as defined in Section 3.2(i)) or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Sirius or any Subsidiary of Sirius or their respective properties or assets which Violation, in the case of clause (B), individually or in the aggregate, would reasonably be expected to (x) have a material adverse effect on Sirius or (y) prevent, delay or impede Sirius’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Sirius or any Subsidiary of Sirius in connection with the execution and delivery of this Agreement by Sirius or the consummation by Sirius of the transactions contemplated hereby, the failure to make or obtain which, individually or in the aggregate, would reasonably be expected to (x) have a material adverse effect on Sirius or (y) prevent, delay or impede Sirius’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, except for (A) the filing with the SEC of the Form S-4 and such other reports under the Securities Act and the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (B) such filings and approvals as are required to be made or obtained under the securities or blue sky laws of various states in connection with the transactions contemplated by this Agreement, (C) the filing of the Sirius Charter Amendment, the Certificate of Merger and a Certificate of Designations with respect to the Sirius Preferred Stock with the Secretary of State of the State of Delaware, (D) the approval of the listing of the Sirius Common Stock to be issued in the Merger on NASDAQ, (E) such filings with and consents of the FCC and the CRTC as may be required (including any notifications or other filings that do not require consent), and (F) notices, filings and other authorizations under the Applicable Antitrust Laws.

(d) SEC Documents; Undisclosed Liabilities.  (i) Sirius has filed all required reports, schedules, registration statements and other documents with the SEC since December 31, 2004 (the “Sirius SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Sirius SEC Documents complied in all material respects, with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Sirius SEC Documents, and none of the Sirius SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Sirius included in the Sirius SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of Sirius and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown. There are no outstanding comments from the Staff of the SEC with respect to any of the Sirius SEC Documents.

(ii) Except for (A) those liabilities that are fully reflected or reserved for in the consolidated financial statements of Sirius included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, as filed with the SEC prior to the date of this Agreement (the “Sirius Financial Statements”), (B) liabilities incurred since September 30, 2006 in the ordinary course of business consistent with past practice, (C) liabilities which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Sirius, (D) liabilities incurred pursuant to the transactions contemplated by this Agreement, and (E) liabilities or obligations discharged or paid in full prior to the date of this Agreement in the ordinary course of business consistent with past practice, Sirius and its Subsidiaries do not have, and since September 30, 2006, Sirius and its Subsidiaries have not incurred (except as permitted by Section 4.2), any liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in Sirius’s financial statements in accordance with generally accepted accounting principles).

(e) Compliance with Applicable Laws and Reporting Requirements.  (i) Sirius and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of Sirius and its Subsidiaries, taken as a whole (the “Sirius Permits”), and Sirius and its Subsidiaries are and have been in compliance with the terms of the Sirius Permits and all applicable laws and regulations and their own privacy policies, including the Communications Laws, except where the failure so to hold or comply, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Sirius.

(ii) The businesses of Sirius and its Subsidiaries are not being and have not been conducted in violation of any law, ordinance or regulation of any Governmental Entity (including the Sarbanes-Oxley Act of 2002 and the Communications Laws), except for possible violations which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a material adverse effect on Sirius.

(iii) Sirius and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Sirius (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Sirius in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Sirius’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to Sirius’s auditors and the audit committee of Sirius’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Sirius’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Sirius’s internal controls over financial reporting.

(f) Legal Proceedings.  There is no claim, suit, action, litigation, arbitration, investigation or other demand or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Sirius, threatened, against or affecting Sirius or any Subsidiary of Sirius as to which there is a significant possibility of an adverse outcome which would, individually or in the aggregate, have a material adverse effect on Sirius, nor is there any judgment, decree, injunction, rule, award, settlement, stipulation or order of or subject to any Governmental Entity or arbitrator outstanding against Sirius or any Subsidiary of Sirius having, or which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Sirius. To the knowledge of Sirius, no investigation by any Governmental Entity with respect to Sirius or any of its Subsidiaries is pending or threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Sirius.

(g) Taxes.  Sirius and each of its Subsidiaries have filed all material tax returns required to be filed by any of them and have paid (or Sirius has paid on their behalf) all taxes shown as due on such returns, and the most recent financial statements contained in the Sirius SEC Documents reflect an adequate reserve, in accordance with generally accepted accounting principles, for all taxes payable by Sirius and its Subsidiaries accrued through the date of such financial statements. No material deficiencies or other claims for any taxes have been proposed, asserted or assessed against Sirius or any of its Subsidiaries that are not adequately reserved for. Neither Sirius nor any of its Subsidiaries has taken any action or knows of any fact, agreement or plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(h) Certain Agreements.  Except as disclosed in or filed as exhibits to the Sirius SEC Documents filed prior to the date of this Agreement and except for this Agreement, neither Sirius nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (i) with respect to the service of any directors, officers, employees, or independent contractors or consultants that are natural persons, involving the payment of $10 million or more in any 12 month period, (ii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) which limits the ability of Sirius or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or which requires referrals of business and, in each case, which limitation or requirement would reasonably be expected to be material to Sirius and its Subsidiaries taken as a whole, (iv) with or to a labor union or guild (including any collective bargaining agreement), (v) which is a significant contract, arrangement or understanding with an automobile manufacturer, (vi) which is a contract, arrangement or understanding with a content provider involving the payment of $10 million or more in any 12 month period or (vii) which would prevent, delay or impede the consummation, or otherwise reduce the contemplated benefits, of any of the transactions contemplated by this Agreement. Sirius has previously made available to XM or its representatives complete and accurate copies of each contract, arrangement, commitment or understanding of the type described in this Section 3.2(h) (collectively referred to herein as “Sirius Contracts”). All of the Sirius Contracts are valid and in full force and effect, except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Sirius. Neither Sirius nor any of its Subsidiaries has, or is alleged to have, and to the knowledge of Sirius, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Sirius Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on Sirius.

(i) Benefit Plans.  (i) Section 3.2(i) of the Sirius Disclosure Schedule sets forth a true and complete list of each material Sirius Benefit Plan. A “Sirius Benefit Plan” is a Benefit Plan (x) maintained, entered into or contributed to by Sirius or any of its Subsidiaries under which any present or former employee, director, independent contractor or consultant of Sirius or any of its Subsidiaries has any present or future right to benefits or (y) under which Sirius or any of its Subsidiaries could reasonably be expected to have any present or future liability. No Sirius Benefit Plan is subject to Section 302 or Title IV of ERISA of section 412 of the Code.

(ii) With respect to each material Sirius Benefit Plan, Sirius has made available to XM a current, accurate and complete copy thereof, and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any summary plan description and summaries of material modifications; and (D) the most recent year’s Form 5500 and attached schedules and audited financial statements.

(iii) With respect to the Sirius Benefit Plans, individually and in the aggregate, no event has occurred and, to the knowledge of Sirius, there exists no condition or set of circumstances in connection with which Sirius or any of its Subsidiaries could be subject to any liability that would reasonably be expected to have a material adverse effect on Sirius under ERISA, the Code or any other applicable law.

(iv) No Sirius Benefit Plan exists that could result in the payment to any person of any money or other property or accelerate or provide any other rights or benefits to any person as a result of the transactions contemplated by this Agreement, whether alone or in connection with any other event, and whether or not such payment would constitute a parachute payment within the meaning of Code Section 280G.

(v) Except as would not reasonably be expected to have a material adverse effect on Sirius or any of its Subsidiaries, (A) no liability under Title IV or section 302 of ERISA has been incurred by Sirius, or by any trade or business, whether or not incorporated, that together with Sirius would be deemed a “single employer” within the meaning of section 4001(b) of ERISA (a “Sirius ERISA Affiliate”), that has not been satisfied in full, and (B) no condition exists that presents a risk to Sirius or any Sirius ERISA Affiliate of incurring any such liability.

(j) Subsidiaries.  Exhibit 21 to Sirius’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC prior to the date of this Agreement includes all the Subsidiaries of Sirius which are Significant Subsidiaries. Each Subsidiary of Sirius is a corporation or other entity duly organized, validly existing and, in the case of corporations, in good standing under the laws of its jurisdiction of formation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on Sirius. All of the shares of capital stock of each of the Subsidiaries held by Sirius or by another Subsidiary of Sirius are fully paid and nonassessable and are owned by Sirius or a Subsidiary of Sirius free and clear of any material claim, lien or encumbrance, except for Sirius Permitted Liens.

(k) Absence of Certain Changes or Events.  Except as disclosed in the Sirius SEC Documents filed prior to the date of this Agreement (or, in the case of actions taken after the date hereof, except as permitted by Section 4.2), since December 31, 2005, (i) Sirius and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices and (ii) there has not been any change, circumstance or event (including any event involving a prospective change) which, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on Sirius.

(l) Board Approval.  The Board of Directors of Sirius, by resolutions duly adopted at a meeting duly called and held (the “Sirius Board Approval”), has (i) determined that this Agreement and the Merger are in the best interests of Sirius and its stockholders and the issuance of Sirius Common Stock in the Merger and the Sirius Charter Amendment to be advisable, (ii) adopted a resolution approving this Agreement, and (iii) recommended that the stockholders of Sirius approve the issuance of Sirius Common Stock in the Merger and the Sirius Charter Amendment (the “Sirius Recommendation”) and (iii) directed that such matters be submitted for consideration by Sirius stockholders at the Sirius Stockholders Meeting (as defined in Section 5.1(c)). To the knowledge of Sirius, no “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation is applicable to this Agreement, the Merger or the other transactions contemplated hereby.

(m) Vote Required.  Other than (i) the affirmative vote to approve the Sirius Share Issuance of the holders of Sirius Common Stock representing a majority of the votes cast by such holders at a meeting of stockholders of Sirius called for such purpose and entitled to vote thereon and (ii) the affirmative vote of a majority of the outstanding shares of Sirius Common Stock to approve the Sirius Charter Amendment (together, the “Required Sirius Votes” and, together with the Required XM Vote, the “Required Stockholder

Votes”), no vote or consent of the holders of any class or series of capital stock of Sirius is required to approve this Agreement or the transactions contemplated hereby (including the Merger).

(n) Properties.  Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Sirius, Sirius or one of its Subsidiaries (i) has good and marketable title to all the properties and assets reflected in the Sirius Financial Statements as being owned by Sirius or one of its Subsidiaries or acquired after the date thereof which are material to Sirius’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever, except (A) statutory liens securing payments not yet due or liens which are being properly contested by Sirius or one of its Subsidiaries in good faith and by proper legal proceedings and for which adequate reserves related thereto are maintained on the Sirius Financial Statements, (B) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (C) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the Sirius Financial Statements (except such liens which have been satisfied or otherwise discharged in the ordinary course of business since the date of the Sirius SEC Documents), and (D) rights granted to any non-exclusive licensee of any Sirius Intellectual Property in the ordinary course of business consistent with past practices (such liens, imperfections and irregularities in clauses (A), (B), (C) and (D), “Sirius Permitted Liens”), and (ii) is the lessee of all leasehold estates reflected in the Sirius Financial Statements or acquired after the date thereof which are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Sirius’s knowledge, the lessor.

(o) Intellectual Property.  Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect, (i) Sirius or its Subsidiaries own, free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever other than Sirius Permitted Liens, or have a valid license or right to use all Intellectual Property used in their business as currently conducted (the “Sirius Intellectual Property”), (ii) to the knowledge of Sirius and its Subsidiaries do not Infringe the Intellectual Property rights of any third party and the Sirius Intellectual Property is not being Infringed by any third party, (iii) to the knowledge of Sirius none of the material Sirius Intellectual Property has expired or been abandoned and to the knowledge of Sirius, all such material Sirius Intellectual Property is valid and enforceable and (iv) Sirius and its Subsidiaries have taken all reasonable actions to protect and maintain the confidentiality of any trade secrets and other confidential information included in the material Sirius Intellectual Property.

(p) Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Sirius, (i) Sirius and its Subsidiaries hold, and are currently, and at all prior times have been, in continuous compliance with all Environmental Permits, and are currently, and at all prior times have been, otherwise in continuous compliance with all applicable Environmental Laws and, to the knowledge of Sirius, there is no condition that would reasonably be expected to prevent or interfere with compliance with all applicable Environmental Laws and all applicable Environmental Permits in the future, (ii) Sirius and its Subsidiaries have not received any Environmental Claim, and Sirius has no knowledge of any pending or threatened Environmental Claim, (iii) no hazardous, dangerous or toxic substance, including without limitation, petroleum (including without limitation crude oil or any fraction thereof), asbestos and asbestos-containing materials, polychlorinated biphenyls, radon, fungus, mold, urea-formaldehyde insulation or any other material that is regulated pursuant to any Environmental Laws or that could result in liability under any Environmental Laws has been generated, transported, treated, stored, installed, disposed of, arranged to be disposed of, released or threatened to be released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by Sirius or its Subsidiaries, in violation of, or in a manner or to a location that could give rise to liability to Sirius or its Subsidiaries under Environmental Laws, and (iv) Sirius and its Subsidiaries have not assumed, contractually or by operation of law, any liabilities or obligations under or relating to any Environmental Laws.

(q) Labor and Employment Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Sirius, (i) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of Sirius, threatened against Sirius or any of its Subsidiaries, (ii) no union or labor organization represents, or claims to represent, any group of employees with respect to their employment by Sirius or any of its Subsidiaries and no union organizing campaign with respect to the employees of Sirius or its Subsidiaries is threatened or underway, (iii) there is no unfair labor practice charge or complaint against Sirius or its Subsidiaries pending or, to the knowledge of Sirius, threatened before the National Labor Relations Board or any similar state or foreign agency, (iv) there is no grievance pending relating to any collective bargaining agreement or other grievance procedure, (v) no charges with respect to or relating to Sirius or its Subsidiaries are pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices and (vi) no employee of Sirius or its Subsidiaries is in violation of any term of any restrictive covenant, common law nondisclosure obligation, fiduciary duty, or other obligation to a former employer of any such employee relating (A) to the right of any such employee to be employed by Sirius or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

(r) Insurance.  All material insurance policies of Sirius and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of Sirius reasonably has determined to be prudent in accordance with industry practices or as is required by law. Neither Sirius nor any of its Subsidiaries is in material breach or default, and neither Sirius nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, of any of such material insurance policies.

(s) Brokers or Finders.  No agent, broker, investment banker, financial advisor or other firm or person except Morgan Stanley & Co. Incorporated (“Morgan Stanley”) is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement. Sirius has disclosed to XM all material terms of the engagement of Morgan Stanley.

(t) Opinion of Sirius Financial Advisor.  Sirius has received the opinion of Morgan Stanley, dated February 18, 2007, to the effect that the Common Exchange Ratio is fair, from a financial point of view, to Sirius.

ARTICLE IV
Covenants Relating to Conduct of Business

4.1  Covenants of XM.  During the period from the date of this Agreement and continuing until the Effective Time, XM agrees as to itself and its Subsidiaries that, except as expressly contemplated or permitted by this Agreement or to the extent that Sirius shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed:

(a) Ordinary Course.  XM and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course consistent with past practice and use all reasonable efforts to preserve intact their present business organizations, maintain their rights, franchises, licenses and other authorizations issued by Governmental Entities and preserve their relationships with employees, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. XM shall not, nor shall it permit any of its Subsidiaries to, (i) except as disclosed in the XM SEC Documents prior to the date of this Agreement or except as set forth in Section 4.1(a)(i) of the XM Disclosure Schedule, enter into (including via any acquisition) any new line of business which represents a material change in the operations of XM and its Subsidiaries and which is material to XM and its Subsidiaries, taken as a whole, (ii) make any material change to its or its Subsidiaries’ businesses, except as required by applicable legal requirements, (iii) enter into, terminate or fail to renew any material lease, contract, license or agreement, or make any change to any existing material leases, contracts, licenses or agreements other than in the ordinary course of business or consistent with past practice or (iv) make any capital expenditures, other than capital expenditures which, in the aggregate, do not exceed the aggregate amount for capital expenditures specified in XM’s long-term plan for 2007 and 2008 (a true and complete copy of which has been provided to Sirius prior to the date of this Agreement).

(b) Dividends; Changes in Stock.  Except as set forth in Section 4.1(b) of the XM Disclosure Schedule, XM shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for dividends by a wholly-owned Subsidiary of XM, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to redeem, purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

(c) Issuance of Securities.  Except as set forth in Section 4.1(c) of the XM Disclosure Schedule, and except for issuances of XM Common Stock, restricted stock or rights or options to acquire XM Common Stock in the ordinary course of business consistent with past practice up to an aggregate amount set forth in Section 4.1(c) of the XM Disclosure Schedule, XM shall not, nor shall it permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Voting Debt, any stock appreciation rights, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of XM Common Stock required to be issued upon the exercise or settlement of XM Stock Awards outstanding on the date hereof in accordance with the terms of the applicable XM Stock Award, and (ii) issuances by a wholly owned Subsidiary of its capital stock to its parent or to another wholly-owned Subsidiary of XM.

(d) Governing Documents, Etc.  XM shall not amend or propose to amend its Certificate of Incorporation or By-laws or, except as permitted pursuant to Section 4.1(e) or (f), enter into, or permit any Subsidiary to enter into, a plan of consolidation, merger or reorganization with any person other than a wholly-owned Subsidiary of XM.

(e) No Acquisitions.  Other than acquisitions (whether by means of merger, share exchange, consolidation, tender offer, asset purchase or otherwise) and other business combinations (collectively, “Acquisitions”) that (A) would not reasonably be expected to delay, impede or affect the consummation of the transactions contemplated by this Agreement in the manner contemplated hereby and (B) for which the fair market value of the total consideration paid by XM and its Subsidiaries in such Acquisitions does not exceed in the aggregate the amount set forth in Section 4.1(e) of the XM Disclosure Schedule, XM shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, rights or properties; provided, however, that the foregoing shall not prohibit (i) internal reorganizations or consolidations involving existing Subsidiaries that would not present a material risk of any delay in the receipt of any Requisite Regulatory Approval (as defined in Section 6.1(c)) or (ii) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement.

(f) No Dispositions.  Other than (i) internal reorganizations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the receipt of any Requisite Regulatory Approval, (ii) dispositions disclosed in Section 4.1(f) of the XM Disclosure Schedule, and (iii) other dispositions of assets (including Subsidiaries) if the fair market value of the total consideration received therefrom does not exceed in the aggregate the amount set forth in Section 4.1(f) of the XM Disclosure Schedule, XM shall not, and shall not permit any of its Subsidiaries to, sell, lease, assign, encumber or otherwise dispose of, or agree to sell, lease, assign, encumber or otherwise dispose of, any of its assets, rights or properties (including capital stock of its Subsidiaries and indebtedness of others held by XM and its Subsidiaries) which are material, individually or in the aggregate, to XM.

(g) Indebtedness.  XM shall not, and shall not permit any of its Subsidiaries to, incur, create or assume any long term indebtedness for borrowed money (or modify any of the material terms of any such outstanding long-term indebtedness), guarantee any such long term indebtedness or issue or sell any long term debt securities or warrants or rights to acquire any long term debt securities of XM or any of its Subsidiaries or guarantee any long term debt securities of others, other than (i) in replacement of existing or maturing debt, (ii) indebtedness of any Subsidiary of XM to XM or to another Subsidiary of XM, or (iii) indebtedness that does not exceed in the aggregate the amount set forth in Section 4.1(g) of the XM Disclosure Schedule.

(h) Other Actions.  XM shall not, and shall not permit any of its Subsidiaries to, intentionally take any action that would, or reasonably might be expected to, result in any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to such exceptions as do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on XM or Sirius following the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement, or (unless such action is required by applicable law) which would materially adversely affect the ability of the parties to obtain any of the Requisite Regulatory Approvals without taking any action of the type referred to in Section 5.3(b)(i).

(i) Accounting Methods; Tax Matters.  Except as disclosed in any XM SEC Document filed prior to the date of this Agreement, XM shall not change its methods of accounting in effect at December 31, 2005, except as required by generally accepted accounting principles as concurred in by XM’s independent auditors. XM shall not (i) change its annual tax accounting period and (ii) make any tax election that, individually or in the aggregate, would reasonably be likely to have a material adverse effect on XM or Sirius after the Effective Time.

(j) Tax Free Qualification.  XM shall not, and shall not permit any of its Subsidiaries to, intentionally take or cause to be taken any action, whether before or after the Effective Time, which would reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k) Compensation and Benefit Plans.  During the period from the date of this Agreement and continuing until the Effective Time, XM agrees as to itself and its Subsidiaries that, except as set forth in Section 4.1(k) of the XM Disclosure Schedule, it will not: (i) other than in the ordinary course of business consistent with past practice, enter into, adopt, amend (except for such amendments as may be required by law) or terminate any XM Benefit Plan, (ii) except as required by any XM Benefit Plan as in effect as of the date hereof and except for normal payments, awards and increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any director, officer, employee, independent contractor or consultant or pay any benefit not required by any XM Benefit Plan as in effect as of the date hereof or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, (iii) enter into or renew any contract, agreement, commitment or arrangement (other than a renewal occurring in accordance with the terms of an XM Benefit Plan) providing for the payment to any director, officer, employee, independent contractor or consultant of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement, or (iv) provide, with respect to the grant of any stock option, restricted stock, restricted stock unit or other equity-related award on or after the date hereof to the extent permitted by Section 4.1(c), that the vesting of any such stock option, restricted stock, restricted stock unit or other equity-related award shall accelerate or otherwise be affected by the occurrence of any of the transactions contemplated by this Agreement.

(l) No Liquidation.  XM shall not, and shall not permit any of its Significant Subsidiaries to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.

(m) Litigation.  XM shall not, and shall not permit any of its Subsidiaries to, settle or compromise any litigation other than settlements or compromises of litigation where the amount paid (less the amount reserved for such matters by XM) in settlement or compromise, in each case, does not exceed an amount set forth in Section 4.1(m) of the XM Disclosure Schedule.

(n) No Restrictions on Business.  XM shall not, and shall not permit any of its Subsidiaries to, enter into or otherwise become party to any contract, arrangement, commitment or understanding that will restrict or limit, in any material respect, the ability of XM or any of its Subsidiaries or affiliates from conducting, from and after the Closing, any of their businesses in any geographical area, other than any contract, arrangement, commitment or understanding terminable in full (including the restrictions and limitations on conduct of business) on notice of not more than 45 days by XM or a Subsidiary thereof without the incurrence of any liability (including an incurrence of an obligation to make any payment of any amount in respect of such termination).

(o) Other Agreements.  XM shall not, and shall not permit any of its Subsidiaries to, agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.1.

4.2  Covenants of Sirius.  During the period from the date of this Agreement and continuing until the Effective Time, Sirius agrees as to itself and its Subsidiaries that, except as expressly contemplated or permitted by this Agreement or to the extent that XM shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed:

(a) Ordinary Course.  Sirius and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course consistent with past practice and use all reasonable efforts to preserve intact their present business organizations, maintain their rights, franchises, licenses and other authorizations issued by Governmental Entities and preserve their relationships with employees, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Sirius shall not, nor shall it permit any of its Subsidiaries to, (i) except as disclosed in the Sirius SEC Documents prior to the date of this Agreement, enter into (including via any acquisition) any new line of business which represents a material change in the operations of Sirius and its Subsidiaries and which is material to Sirius and its Subsidiaries, taken as a whole, (ii) make any material change to its or its Subsidiaries’ businesses, except as required by applicable legal requirements, (iii) enter into, terminate or fail to renew any material lease, contract, license or agreement, or make any change to any existing material leases, contracts, licenses or agreements other than in the ordinary course of business or consistent with past practice or (iv) make any capital expenditures, other than capital expenditures which, in the aggregate, do not exceed the aggregate amount for capital expenditures specified in Sirius’s long-term plan for 2007 and 2008 (a true and complete copy of which has been provided to XM prior to the date of this Agreement).

(b) Dividends; Changes in Stock.  Except as set forth in Section 4.2(b) of the Sirius Disclosure Schedule, Sirius shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for dividends by a wholly owned Subsidiary of Sirius, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to redeem, purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

(c) Issuance of Securities.  Except as set forth in Section 4.2(c) of the Sirius Disclosure Schedule, and except for issuances of Sirius Common Stock, restricted stock or rights or options to acquire Sirius Common Stock in the ordinary course of business consistent with past practice up to an aggregate amount set forth in Section 4.2(c) of the Sirius Disclosure Schedule. Sirius shall not, nor shall it permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Voting Debt, any stock appreciation rights or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of Sirius Common Stock required to be issued upon the exercise or settlement of Sirius Stock Awards outstanding on the date hereof in accordance with the terms of the applicable Sirius Stock Award, and (ii) issuances by a wholly owned Subsidiary of its capital stock to its Sirius or to another wholly-owned Subsidiary of Sirius.

(d) Governing Documents.  Except for the Sirius Charter Amendment and except as contemplated in Section 5.10, Sirius shall not amend or propose to amend its Certificate of Incorporation or By-laws or, except as permitted pursuant to Section 4.2(e) or 4.2(f), enter into, or permit any Subsidiary to enter into, a plan of consolidation, merger or reorganization with any person other than a wholly-owned Subsidiary of Sirius.

(e) No Acquisitions.  Other than Acquisitions that (A) would not reasonably be expected to delay, impede or affect the consummation of the transactions contemplated by this Agreement in the manner contemplated hereby and (B) for which the fair market value of the total consideration paid by Sirius and its Subsidiaries in such Acquisitions does not exceed in the aggregate the amount set forth in Section 4.2(e) of the Sirius Disclosure Schedule, Sirius shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, rights or properties; provided, however, that the foregoing shall not prohibit (i) internal reorganizations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the receipt of any Requisite Regulatory Approval or (ii) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement.

(f) No Dispositions.  Other than (i) internal reorganizations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the receipt of any Requisite Regulatory Approval, (ii) dispositions disclosed in Section 4.2(f) of the Sirius Disclosure Schedule, and (iii) other dispositions of assets (including Subsidiaries) if the fair market value of the total consideration received therefrom does not exceed in the aggregate the amount set forth in Section 4.2(f) of the Sirius Disclosure Schedule, Sirius shall not, and shall not permit any of its Subsidiaries to, sell, lease, assign, encumber or otherwise dispose of, or agree to sell, lease, assign, encumber or otherwise dispose of, any of its assets, rights or properties (including capital stock of its Subsidiaries and indebtedness of others held by Sirius and its Subsidiaries) which are material, individually or in the aggregate, to Sirius.

(g) Indebtedness.  Sirius shall not, and shall not permit any of its Subsidiaries to, incur, create or assume any long term indebtedness for borrowed money (or modify any of the material terms of any such outstanding long-term indebtedness), guarantee any such long term indebtedness or issue or sell any long term debt securities or warrants or rights to acquire any long term debt securities of Sirius or any of its Subsidiaries or guarantee any long term debt securities of others, other than (i) in replacement of existing or maturing debt, (ii) indebtedness of any Subsidiary of Sirius to Sirius or to another Subsidiary of Sirius, or (iii) indebtedness that does not exceed in the aggregate the amount set forth in Section 4.2(g) of the Sirius Disclosure Schedule.

(h) Other Actions.  Sirius shall not, and shall not permit any of its Subsidiaries to, intentionally take any action that would, or reasonably might be expected to, result in any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to such exceptions as do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Sirius following the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement, or (unless such action is required by applicable law) which would materially adversely affect the ability of the parties to obtain any of the Requisite Regulatory Approvals without taking any action of the type referred to in Section 5.3(b)(i).

(i) Accounting Methods; Tax Matters.  Except as disclosed in any Sirius SEC Document filed prior to the date of this Agreement, Sirius shall not change its methods of accounting in effect at December 31, 2005, except as required by generally accepted accounting principles as concurred in by Sirius’s independent auditors. Sirius shall not (i) change its annual tax accounting period and (ii) make any tax election that, individually or in the aggregate, would reasonably be likely to have a material adverse effect on Sirius after the Effective Time.

(j) Tax Free Qualification.  Sirius shall not, and shall not permit any of its Subsidiaries to, intentionally take or cause to be taken any action, whether before or after the Effective Time, which would reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k) Compensation and Benefit Plans.  During the period from the date of this Agreement and continuing until the Effective Time, Sirius agrees as to itself and its Subsidiaries that, except as set forth in Section 4.2(k) of the Sirius Disclosure Schedule, it will not: (i) other than in the ordinary course of business consistent with past practice, enter into, adopt, amend (except for such amendments as may be required by law) or terminate any Sirius Benefit Plan, (ii) except as required by any Sirius Benefit Plan as in effect as of the date hereof and except for normal payments, awards and increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any director, officer, employee, independent contractor or consultant or pay any benefit not required by any Sirius Benefit Plan as in effect as of the date hereof or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, (iii) enter into or renew any contract, agreement, commitment or arrangement (other than a renewal occurring in accordance with the terms of a Sirius Benefit Plan) providing for the payment to any director, officer, employee, independent contractor or consultant of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement, or (iv) provide, with respect to the grant of any stock option, restricted stock, restricted stock unit or other equity-related award on or after the date hereof to the extent permitted by Section 4.2(c), that the vesting of any such stock option, restricted stock, restricted stock unit or other equity-related award shall accelerate or otherwise be affected by the occurrence of any of the transactions contemplated by this Agreement.

(l) No Liquidation.  Sirius shall not, and shall not permit any of its Significant Subsidiaries to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.

(m) Litigation.  Sirius shall not, and shall not permit any of its Subsidiaries to, settle or compromise any litigation other than settlements or compromises of litigation where the amount paid (less the amount reserved for such matters by Sirius) in settlement or compromise, in each case, does not exceed an amount set forth in Section 4.2(m) of the Sirius Disclosure Schedule.

(n) No Restrictions on Business.  Sirius shall not, and shall not permit any of its Subsidiaries to, enter into or otherwise become party to any contract, arrangement, commitment or understanding that will restrict or limit, in any material respect, the ability of Sirius or any of its Subsidiaries or affiliates from conducting, from and after the Closing, any of their businesses in any geographical area, other than any contract, arrangement, commitment or understanding terminable in full (including the restrictions and limitations on conduct of business) on notice of not more than 45 days by Sirius or a Subsidiary thereof without the incurrence of any liability (including an incurrence of an obligation to make any payment of any amount in respect of such termination).

(o) Other Agreements.  Sirius shall not, and shall not permit any of its Subsidiaries to, agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.2.

4.3  Advice of Changes; Government Filings.  Each party shall confer on a regular and frequent basis with the other, and promptly advise the other orally and in writing of any change or event of which such party has knowledge having, or which would reasonably be expected to have, a material adverse effect on such party or which would cause or constitute a material breach of any of the representations, warranties or covenants of such party contained herein. Each party shall promptly advise the other orally and in writing of any material deficiencies in the internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) of such party identified by such party or its auditors. Each of XM and Sirius shall have the right to review in advance, and to the extent practicable, each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all the information relating to the other party, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that to the extent practicable it will consult with the other party hereto with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other party reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby. Neither party nor any of its

Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

4.4  Control of Other Party’s Business.  Nothing contained in this Agreement shall give Sirius, directly or indirectly, the right to control or direct the operations of XM or shall give XM, directly or indirectly, the right to control or direct the operations of Sirius prior to the Effective Time. Prior to the Effective Time, each of XM and Sirius shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE V

Additional Agreements

5.1  Preparation of Proxy Statement; Stockholders Meetings.  (a) (i) Within 90 days from the date hereof, Sirius, Merger Co. and XM shall cooperate in preparing and shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the proxy statement/prospectus relating to the matters to be submitted to the XM stockholders at the XM Stockholders Meeting (as defined in Section 5.1(b)) and to the Sirius stockholders at the Sirius Stockholders Meeting (as defined in Section 5.1(c)) (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and Sirius shall prepare, together with XM, and file with the SEC a registration statement on Form S-4 (of which the Joint Proxy Statement/Prospectus shall be a part) with respect to the issuance of Sirius Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “Form S-4”).

(ii) Each of Sirius and XM shall use reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC, to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby, and to mail the Joint Proxy Statement/Prospectus to their respective stockholders as promptly as practicable after the Form S-4 is declared effective. Sirius and XM shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or Form S-4 received from the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC, and each party will provide the other party with a copy of all such filings made with the SEC.

(iii) None of the information supplied or to be supplied by XM or Sirius for inclusion or incorporation by reference in the (A) Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and the (B) Joint Proxy Statement/Prospectus will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, except that no representation or warranty shall be made by either such party with respect to statements made or incorporated by reference therein based on information supplied by the other party for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or Form S-4.

(iv) XM and Sirius shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder. Sirius shall use its reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with the Merger and each party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.

(v) Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Sirius Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4. If at any time prior to the Effective Time any information relating to either of the parties, or their respective affiliates, officers or directors, should be discovered by either party which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of XM and Sirius.

(vi) Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of XM and Sirius, which approval shall not be unreasonably withheld or delayed; provided that XM, in connection with a Change in XM Recommendation, and Sirius, in connection with a Change in Sirius Recommendation, may amend or supplement the proxy statement for XM, the proxy statement for Sirius or the Form S-4 (including by incorporation by reference) pursuant to a Qualifying Amendment to effect or reflect such change, and in such event, the right of approval set forth in this Section 5.1(a)(vi) shall not apply to such Qualifying Amendment; provided that the right of approval shall continue to apply with respect to such information relating to the other party or its business, financial condition or results of operations, subject to the right of each party to have its Board of Directors’ deliberations and conclusions be accurately described. A “Qualifying Amendment” means an amendment or supplement to the proxy statement for XM, the proxy statement for Sirius or the Form S-4 (including by incorporation by reference) which effects or reflects a Change in XM Recommendation or a Change in Sirius Recommendation (as the case may be); provided that any such amendment or supplement is limited to (A) a Change in XM Recommendation or a Change in Sirius Recommendation (as the case may be), (B) a discussion of the reasons of the Board of Directors of XM or Sirius (as the case may be) for making such Change in XM Recommendation or Change in Sirius Recommendation (as the case may be) and (C) background information regarding the XM Board of Directors’ or Sirius Board of Directors’ (as the case may be) deliberations and conclusions relating to the Change in XM Recommendation or Change in Sirius Recommendation (as the case may be) or other factual information reasonably related thereto.

(b) XM shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable, and in any event within 45 days, following the date upon which the Form S-4 becomes effective (the “XM Stockholders Meeting”) for the purpose of obtaining the Required XM Vote with respect to the transactions contemplated by this Agreement and, unless it is permitted to make a Change in XM Recommendation (as defined below) pursuant to Section 5.4(b), shall use all reasonable best efforts to solicit the adoption of this Agreement by its stockholders in accordance with applicable legal requirements. The Board of Directors of XM shall include the XM Recommendation in the Joint Proxy Statement/Prospectus and shall not (x) withdraw or modify in any manner adverse to Sirius, the XM Recommendation or (y) publicly propose to, or publicly announce that the Board of Directors of XM has resolved to, take any such action (any of the foregoing, a “Change in XM Recommendation”), except as and to the extent expressly permitted by Section 5.4(b). Notwithstanding any Change in XM Recommendation, unless earlier terminated in accordance with Section 7.1, this Agreement shall be submitted to the stockholders of XM at the XM Stockholders Meeting for the purpose of adopting this Agreement and nothing contained herein shall be deemed to relieve XM of such obligation.

(c) Sirius shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable, and in any event within 45 days, following the date upon which the Form S-4 becomes effective (the “Sirius Stockholders Meeting” and, together with the XM Stockholders Meeting, the “Required Stockholders Meetings”) for the purpose of obtaining the Required Sirius Votes with respect to the transactions contemplated by this Agreement and, unless it is permitted to make a Change in Sirius Recommendation (as defined below) pursuant to Section 5.4(b), shall use all reasonable best efforts to solicit the approval of its stockholders of the Sirius Share Issuance and the Sirius Charter Amendment in accordance with applicable legal requirements. The Board of Directors of Sirius shall include the Sirius Recommendation in the Joint Proxy Statement/Prospectus and

shall not (x) withdraw or modify in any manner adverse to XM, the Sirius Recommendation or (y) publicly propose to, or publicly announce that the Board of Directors of Sirius has resolved to, take any such action (a “Change in Sirius Recommendation”), except as and to the extent expressly permitted by Section 5.4(b). Notwithstanding any Change in Sirius Recommendation, unless earlier terminated in accordance with Section 7.1, this Agreement shall be submitted to the stockholders of Sirius at the Sirius Stockholders Meeting for the purpose of approving the matters comprising the Required Sirius Votes and nothing contained herein shall be deemed to relieve Sirius of such obligation.

(d) XM and Sirius shall each use its reasonable best efforts to cause the XM Stockholders Meeting and the Sirius Stockholders Meeting to be held on the same date.

5.2  Access to Information; Confidentiality.  (a) Upon reasonable notice, XM and Sirius shall each (and shall cause each of their respective Subsidiaries to) afford to the representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, records and officers and, during such period, each of XM and Sirius shall (and shall cause each of their respective Subsidiaries to) make available to the other such information concerning its business, properties and personnel as such other party may reasonably request. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply, including adopting additional specific procedures to protect the confidentiality of certain sensitive material and to ensure compliance with Applicable Antitrust Laws, and, if necessary, restricting review of certain sensitive material to the receiving party’s financial advisors or outside legal counsel.

(b) The parties will hold any such information which is nonpublic in confidence to the extent required by, and in accordance with, the provisions of the letter agreement, dated February 12, 2007, between Sirius and XM (the “Confidentiality Agreement”), which Confidentiality Agreement will remain in full force and effect.

(c) No such investigation by either Sirius or XM shall affect the representations and warranties of the other.

5.3  Reasonable Best Efforts.  (a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable laws, rules and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, filings and other documents and to obtain as promptly as practicable all Requisite Regulatory Approvals (as defined herein) and all other consents, waivers, orders, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees (A) to make, as promptly as practicable, to the extent it has not already done so, (1) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby (which filing shall be made in any event within 15 business days of the date hereof), (2) appropriate filings with the applicable Governmental Entities under any Applicable Antitrust Laws within the time periods specified thereunder to effect a Closing as soon as practicable and (3) appropriate filings and applications to the FCC for its consent to the transaction contemplated hereby (which filing shall be made in any event within 20 business days of the date hereof), and (B) in each case, to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such Applicable Antitrust Laws or by such authorities and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of all such consents, waivers, orders, approvals, permits, rulings, authorizations and clearances under such other Applicable Antitrust Laws or from such authorities as soon as practicable.

(b) Notwithstanding the foregoing or any other provision in this Agreement to the contrary, nothing in this Section 5.3 shall require, or be deemed to require, (i) Sirius or XM (or any of their respective Subsidiaries) to take any action, agree to take any action or consent to the taking of any action (including with respect to selling, holding separate or otherwise disposing of any business or assets or conducting its (or its Subsidiaries’) business in any specified manner) if doing so would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Sirius after the Effective Time, or (ii) Sirius or XM (or any of their respective Subsidiaries) to take any such action that is not conditioned on the consummation of the Merger. Neither party shall take or agree to take any action identified in clause (i) or (ii) of the preceding sentence without the prior written consent of the other party.

(c) Each of Sirius and XM shall, in connection with the efforts referenced in Section 5.3(a), use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of the status of any of the matters contemplated hereby, including providing the other party with a copy of any written communication (or summary of oral communications) received by such party from, or given by such party to, the Antitrust Division of the Department of Justice, the Federal Trade Commission, FCC or any other Governmental Entity and of any written communication (or summary of oral communications) received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) to the extent practicable, consult with each other in advance of any meeting or conference with any such Governmental Entity or, in connection with any proceeding by a private party, with any such other person, and to the extent permitted by any such Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.3, if (i) any objections are asserted with respect to the transactions contemplated hereby under any law, rule, regulation, order or decree, (ii) any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any Governmental Entity or private party challenging the Merger or the other transactions contemplated hereby as violative of any law, rule, regulation, order or decree or which would otherwise prevent, delay or impede the consummation, or otherwise materially reduce the contemplated benefits, of the Merger or the other transactions contemplated hereby, or (iii) any law, rule, regulation, order or decree is enacted, entered, promulgated or enforced by a Governmental Entity which would make the Merger or the other transactions contemplated hereby illegal or would otherwise prevent, delay or impede the consummation, or otherwise materially reduce the contemplated benefits, of the Merger or the other transactions contemplated hereby, then each of XM and Sirius shall use its reasonable best efforts to resolve any such objections, actions or proceedings so as to permit the consummation of the transactions contemplated by this Agreement, including, subject to Section 5.3(b), selling, holding separate or otherwise disposing of or conducting its or its Subsidiaries’ business or asset in a specified manner, or agreeing to sell, hold separate or otherwise dispose of or conduct its or its Subsidiaries’ business or assets in a specified manner, which would resolve such objections, actions or proceedings.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.3, but subject to first complying with the obligations of Section 5.3(d), if any of the events specified in Section 5.3(d)(ii) or (iii) occurs, then each of Sirius and XM shall cooperate in all respects with each other and use its reasonable best efforts, subject to Section 5.3(b), to contest and resist any such administrative or judicial action or proceeding and to have vacated, lifted, reversed or overturned any judgment, injunction or other decree or order, whether temporary, preliminary or permanent, that is in effect and that prevents, materially delays or materially impedes the consummation, or otherwise materially reduces the contemplated benefits, of the Merger or the other transactions contemplated by this Agreement and to have such law, rule, regulation, order or decree repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement, and each of Sirius and XM shall use its reasonable best efforts to defend, at its own cost and expense, any such administrative or judicial actions or proceedings.

(f) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.3 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b) or 7.1(c) so long as such party has otherwise complied with its obligations under this Section 5.3 prior to such termination.

(g) Sirius shall agree to execute and deliver, at or prior to the Effective Time, supplemental indentures, loan amendments and other instruments required for the due assumption, as determined by the parties hereto, of XM’s outstanding debt, guarantees and other securities to the extent required by the terms of such debt, guarantees and securities and the instruments and agreements relating thereto, and XM shall assist Sirius in accomplishing the same.

(h) Each of XM and Sirius and their respective Boards of Directors shall, if any “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation becomes applicable to this Agreement, the Merger, or any other transactions contemplated hereby, use its reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such law or regulation on this Agreement, the Merger and the other transactions contemplated hereby.

5.4  Acquisition Proposals.  (a) Each of Sirius and XM agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate the making of any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its Significant Subsidiaries (other than any such transaction permitted by Section 4.1(e) or (f) in the case of XM, and Section 4.2(e) or (f) in the case of Sirius) or any purchase or sale of 15% or more of the consolidated assets (including, without limitation, stock of its Subsidiaries) of it and its Subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities representing 15% or more of its total voting power (or of the surviving parent entity in such transaction) of any of its Significant Subsidiaries (any such proposal, offer or transaction (other than a proposal or offer made by the other party to this Agreement) being hereinafter referred to as an “Acquisition Proposal”), (ii) have any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, or (iii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or propose or agree to do any of the foregoing.

(b) Notwithstanding anything in this Agreement to the contrary, either party to this Agreement or its respective Board of Directors shall be permitted to (A) to the extent applicable and being otherwise in compliance with this Section 5.4(b), comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, or make any disclosure that the Board of Directors may determine (after consultation with its outside legal counsel) is required to be made under applicable law, (B) effect a Change in XM Recommendation or a Change in Sirius Recommendation (as applicable, a “Change in Recommendation”), and (C) engage in any discussions or negotiations with, or provide any confidential information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person first made after the date of this Agreement, if and only to the extent that,

(i) in any such case referred to in clause (B) or (C) above, (I) such party’s Required Stockholders Meeting shall not have occurred, (II) such party has complied in all material respects with this Section 5.4, and (III) its Board of Directors, after consultation with its outside legal counsel, determines in good faith that failure to take such action would be inconsistent with its fiduciary duties under applicable law,

(ii) in the case of clause (B) above, (I) there has been a development, event or occurrence after the date of this Agreement (an “Occurrence”) as a result of which the Board of Directors, after consultation with its outside legal counsel and financial advisors, determines in good faith that failure to effect a Change in Recommendation would be inconsistent with its fiduciary duties under applicable law, (II) it has notified the other party to this Agreement, at least seven business days in advance of a date (in the case of a notification by XM, the “Sirius Election Date”, and in the case of a notification by Sirius, the “XM Election Date”) of its intention to effect a Change in Recommendation (a “Notice of Recommendation Change”), and furnished to the other party to this Agreement any material information possessed by it with respect to such Occurrence

(including, if the Occurrence is the receipt of an Acquisition Proposal from a third party, the material terms and conditions of such Acquisition Proposal, the identity of the party making such Acquisition Proposal and a copy of any relevant proposed transaction agreements with the party making such Acquisition Proposal and any other material documents received by it or its representatives in connection therewith), and (III) prior to effecting such a Change in Recommendation, it has (together with its financial and legal advisors) engaged in reasonable, good faith negotiations with the other party to this Agreement, and has considered in good faith, after consulting with its financial and legal advisors, any modifications to the terms and conditions of this Agreement proposed by the other party hereto to determine whether such modifications cause the Board of Directors to conclude that such Occurrence no longer requires a Change in Recommendation;

(iii) in the case of clause (C) above, its Board of Directors, after consultation with outside legal counsel and financial advisors, concludes in good faith that there is a reasonable likelihood that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, and prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, its Board of Directors receives from such person an executed confidentiality agreement having provisions that are no less favorable to the party providing such information than those contained in the Confidentiality Agreement; provided that the provisions in such confidentiality agreement with respect to treatment of certain sensitive confidential information to ensure compliance with Applicable Antitrust Laws may differ due to the nature of the person or entity making such Acquisition Proposal.

(c) Each of Sirius and XM shall notify the other party to this Agreement of any Acquisition Proposal received by, any information related to an Acquisition Proposal requested from, or any discussions with or negotiations by, it or any of its representatives, indicating, in connection with such notice, the identity of such person and the material terms and conditions of any such Acquisition Proposal or request for information (including a copy thereof if in writing and any related available documentation or correspondence), and in any event each of Sirius and XM shall provide written notice to the other party of any Acquisition Proposal, request for information or initiation of such discussions or negotiations within 48 hours of such event. Each of Sirius and XM agrees that it will promptly keep the other party informed of the status and terms of any such Acquisition Proposal (including whether withdrawn or rejected), the status and nature of all information requested and delivered, and the status and terms of any such discussions or negotiations, and in any event each of Sirius and XM shall provide the other party with written notice of any material development thereto within 48 hours thereof. Each of Sirius and XM also agrees to provide the other party hereto with copies of any written information that it provides to the third party making the request therefor within 24 hours of the time it provides such information to such third party, unless the other party hereto (i) has already been provided with such information or (ii) is restricted from receiving such information to ensure compliance with Applicable Antitrust Laws; provided that in such case, such party shall inform the other party of the type of information to be provided to the third party making the request.

(d) Each of Sirius and XM agrees that (i) it will and will cause its Subsidiaries, and its and their officers, directors, agents, representatives and advisors to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal. Each of Sirius and XM agrees that it will use reasonable best efforts to promptly inform its and its Subsidiaries’ respective directors, executive officers and financial and legal advisors of the obligations undertaken in this Section 5.4. Each party shall, if it has not already done so, promptly request, to the extent it has a contractual right to do so, that each person, if any, that has heretofore executed a confidentiality agreement within the six months prior to the date of this Agreement in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information or data heretofore furnished to any person by or on behalf of it or any of its Subsidiaries.

(e) Nothing in this Section 5.4 shall (x) permit either party to terminate this Agreement or (y) affect any other obligation of the parties under this Agreement. Neither party shall submit to the vote of its stockholders any Acquisition Proposal other than the Merger prior to the termination of this Agreement. XM shall not amend, modify or waive any provision of the Rights Agreement, and shall not take any action to redeem the Rights or render the Rights inapplicable to any transaction, other than the Merger, prior to any termination of this Agreement.

(f) For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal which the Board of Directors of Sirius or XM, as the case may be, concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account the legal, financial, regulatory, timing and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation): (i) is more favorable to the stockholders of Sirius or XM, as the case may be, from a financial point of view, than the transactions contemplated by this Agreement (after giving effect to any adjustments to the terms and provisions of this Agreement committed to in writing by Sirius or XM, as the case may be, in response to such Acquisition Proposal) and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term in Section 5.4(a), except that the reference to “15% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “a majority” and “Acquisition Proposal” shall only be deemed to refer to a transaction involving Sirius or XM, as the case may be.

5.5  Affiliates.  XM shall use all reasonable efforts to cause each person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) to deliver to Sirius, as soon as reasonably practicable and in any event prior to the XM Stockholders Meeting, a written agreement, in form and substance reasonably satisfactory to Sirius, relating to required transfer restrictions on the Sirius Common Stock received by them in the Merger pursuant to Rule 145 under the Securities Act.

5.6  Stock Exchange Listing.  Sirius shall use all reasonable efforts to cause (i) the shares of Sirius Common Stock to be issued in the Merger and (ii) the shares of Sirius Common Stock to be reserved for issuance upon the exercise, vesting or payment under any Converted Equity Award, to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date.

5.7  Employee Benefit Plans.  Sirius and XM agree that, except as otherwise provided herein (including as set forth in Section 5.7 of the XM Disclosure Schedule or Section 5.7 of the Sirius Disclosure Schedule, as applicable) and unless otherwise mutually agreed in writing, the Sirius Benefit Plans and XM Benefit Plans in effect at the date of this Agreement shall remain in effect after the Effective Time with respect to employees covered by such plans at the Effective Time, and the parties shall negotiate in good faith to formulate Benefit Plans for Sirius and its Subsidiaries that, following the formulation of such Benefit Plans, shall provide benefits for services on a similar basis to employees who were covered by the Sirius Benefit Plans and XM Benefit Plans immediately prior to the Effective Time.

5.8  Section 16 Matters.  Assuming that XM delivers to Sirius the Section 16 Information (as defined below) reasonably in advance of the Effective Time, the Board of Directors of Sirius, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing that the receipt by the Insiders (as defined below) of Sirius Common Stock in exchange for shares of XM Common Stock, the receipt of Converted Options in exchange for XM Options, and the receipt of Converted Stock Awards in exchange for XM Stock Awards, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by XM to Sirius prior to the Effective Time, is intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt. “Section 16 Information” shall mean information accurate in all material respects regarding the Insiders, the number of shares of the capital stock held by each such Insider, and the number and description of options, stock appreciation rights, restricted shares and other stock-based awards held by each such Insider. “Insiders” shall mean those officers and directors of XM who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

5.9  Fees and Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except as otherwise provided in Section 7.2 and except that (a) if the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, any and all property or transfer taxes imposed on the parties hereto in connection with the Merger, and (b) expenses incurred in connection with filing, printing and mailing the Joint Proxy Statement/Prospectus and the Form S-4 shall be shared equally by Sirius and XM.

5.10  Governance.

(a) On or prior to the Effective Time, Sirius’s Board of Directors shall take such actions as are necessary to amend its By-Laws to cause the number of directors that will comprise the Board of Directors of Sirius at the Effective Time to be 12 persons. Immediately following the Effective Time, the Board of Directors of Sirius shall consist of: (i) four members selected by Sirius, each of whom shall qualify as an independent director pursuant to the NASDAQ Marketplace Rules in effect from time to time (an “Independent Director”) at all times that Sirius Common Stock is listed on NASDAQ; (ii) four members selected by XM, each of whom shall qualify as an Independent Director at all times that Sirius Common Stock is listed on NASDAQ; (iii) two members selected by XM, one of whom shall be a designee of General Motors and the other of whom shall be a designee of American Honda (the “Designated Directors”); (iv) the Chief Executive Officer of Sirius and (v) the Chairman of the Board of Directors. For all purposes hereunder, the Designated Directors shall not be deemed to qualify as Independent Directors. Prior to the Effective Time, Sirius’s Board of Directors shall approve by a vote of at least two-thirds of the directors in office at such time the composition of Sirius’s Board of Directors as set forth in this Section 5.10(a), effective immediately following the Effective Time.

(b) On or prior to the Effective Time, the Sirius Board of Directors shall take such actions as are necessary to appoint Mel Karmazin as Chief Executive Officer of Sirius, effective as of the Effective Time. On or prior to the Effective Time, the Sirius Board of Directors shall take such actions as are necessary to appoint Gary M. Parsons as Chairman of the Board of Directors of Sirius, effective as of the Effective Time. In the event that either Mr. Karmazin or Mr. Parsons is or will be unable to serve in his designated position beginning as of the Effective Time, either as notified in writing to the parties by such individual prior to the Effective Time or as a result of such individual’s death or disability, then the individual to replace Mr. Karmazin or Mr. Parsons, as the case may be (in either case, the “Successor”), shall be determined by joint agreement of the parties, each of whom shall cooperate in good faith with the other party and use its reasonable best efforts to identify, as promptly as practicable and in any event prior to the Effective Time, the appropriate Successor. In the event that the parties have been unable to identify and reach agreement with each other regarding a Successor within 30 days after the occurrence of the event giving rise to the need to select such Successor (“Deadlock”), the parties shall follow the procedures set forth on Section 5.10(b) of each of the XM Disclosure Schedule and the Sirius Disclosure Schedule.

(c) On or prior to the Effective Time, the Sirius Board of Directors shall take such actions as are necessary to establish three standing committees: a Nominating and Corporate Governance Committee, an Audit Committee and a Compensation Committee. Members of the Nominating and Corporate Governance Committee, Audit Committee and Compensation Committee shall qualify as Independent Directors. The Chairman of the Nominating and Corporate Governance Committee shall be selected by directors designated by Sirius. The Chairman of the Audit Committee and the Chairman of the Compensation Committee shall be selected by directors designated by Sirius and XM, with each designating one such chairman. The composition of the members of the Nominating and Corporate Governance Committee, Audit Committee and Compensation Committee, including the respective chairman of each such committee, shall be designated in equal shares by directors designated by Sirius and directors designated by XM.

(d) On or prior to the Effective Time, the Sirius Board of Directors shall take such actions as are necessary to amend its By-Laws to provide that, for a period of two years following the Effective Time, (i) any termination or replacement of either the Chief Executive Officer or Chairman of the Board of Directors as of the Effective Time (or such individual’s successor) and (ii) any sale, transfer or other disposition of assets, rights or properties which are material, individually or in the aggregate, to Sirius (or the execution of any agreement to take any such action), shall require the prior approval of a majority of the Independent Directors.

5.11  Indemnification; Directors’ and Officers’ Insurance.  (a) From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or employee of XM or any of its Subsidiaries (the “XM Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of XM or any Subsidiary of XM, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by XM pursuant to XM’s Certificate of Incorporation, By-laws and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of XM and its Subsidiaries.

(b) For a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by XM (provided that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the premiums paid as of the date hereof by XM for such insurance (“XM’s Current Premium”), and if such premiums for such insurance would at any time exceed 300% of XM’s Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to 300% of XM’s Current Premium.

(c) The Surviving Corporation shall pay (as incurred) all expenses, including reasonable fees and expenses of counsel, which an indemnified person may incur in enforcing the indemnity and other obligations provided for in this Section 5.11.

(d) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.11.

(e) The provisions of this Section 5.11 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

5.12  Public Announcements.  Sirius, Merger Co. and XM shall use reasonable best efforts (i) to develop a joint communications plan, (ii) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except in respect of any announcement required by applicable law or by obligations pursuant to any listing agreement with or rules of NASDAQ in which it is impracticable to consult with each other as contemplated by this clause (iii), to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in or consistent with the Joint Proxy Statement/Prospectus in accordance with the provisions of Section 5.1 or as otherwise permitted under Section 4.3, no party shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of such other party, which consent shall not be unreasonably withheld or delayed.

5.13  Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Constituent Corporations, the proper officers and directors of each party to this Agreement shall take all such necessary action.

ARTICLE VI

Conditions Precedent

6.1  Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligation of each of the parties to effect the Merger shall be subject to the satisfaction prior to the Closing of the following conditions:

(a) Stockholder Approval.  XM shall have obtained the Required XM Vote, and Sirius shall have obtained the Required Sirius Votes.

(b) NASDAQ Listing.  The shares of (i) Sirius Common Stock to be issued in the Merger and (ii) Sirius Common Stock to be reserved for issuance upon exercise, vesting or payment under any Converted Equity Awards shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

(c) Requisite Regulatory Approvals.  The authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations of waiting periods required from, any Governmental Entity set forth in Section 6.1(c) of each of the XM Disclosure Schedule and the Sirius Disclosure Schedule shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”), and all such Requisite Regulatory Approvals shall be in full force and effect.

(d) Form S-4.  The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger shall be in effect. There shall not be any action taken, or any law, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity of competent jurisdiction that makes the consummation of the Merger illegal.

(f) Burdensome Condition.  There shall not be (i) any action taken, or any statute, rule, regulation, order or decree enacted, entered, enforced or deemed applicable to the Merger or the transactions contemplated by this Agreement by any Governmental Entity of competent jurisdiction, or (ii) any circumstance arising, or transaction, agreement, arrangement or instrument entered into, or which would be necessary to be entered into, in connection with the Merger or the transactions contemplated by this Agreement, which, in either case, imposes any term, condition, obligation or restriction upon Sirius, the Surviving Corporation or their respective Subsidiaries which, individually or the aggregate, would reasonably be expected to have a material adverse effect on the present or prospective consolidated financial condition, business or operating results of Sirius after the Effective Time.

6.2  Conditions to Obligations of Sirius.  The obligation of Sirius and Merger Co. to effect the Merger is subject to the satisfaction prior to the Closing of the following conditions unless waived by Sirius:

(a) Representations and Warranties.

(i) The representation and warranties of XM set forth in Section 3.1(b) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of the specified date).

(ii) Each of the other representations and warranties of XM set forth in this Agreement (read without any materiality or material adverse effect qualifications, other than the representation set forth in Section 3.1(k)(ii) which shall be read with the material adverse effect qualification) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of the specified date), other than such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on XM, and Sirius shall have received a certificate signed on behalf of XM by an authorized executive officer of XM to such effect.

(b) Performance of Obligations of XM.  XM shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date, and Sirius shall have received a certificate signed on behalf of XM by an authorized executive officer of XM to such effect.

(c) Tax Opinion.  Sirius shall have received the opinion of Simpson Thacher & Bartlett LLP, counsel to Sirius, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to Sirius shall be entitled to rely upon customary representations and assumptions provided by Sirius, Merger Co. and XM that counsel to Sirius reasonably deems relevant.

6.3 Conditions to Obligations of XM.  The obligation of XM to effect the Merger is subject to the satisfaction prior to the Closing of the following conditions unless waived by XM:

(a) Representations and Warranties.

(i) The representation and warranties of Sirius set forth in Section 3.2(b) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of the specified date).

(ii) Each of the other representations and warranties of Sirius set forth in this Agreement (read without any materiality or material adverse effect qualifications, other than the representation set forth in Section 3.2(k)(ii) which shall be read with the material adverse effect qualification) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of the specified date), other than such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Sirius, and XM shall have received a certificate signed on behalf of XM by an authorized executive officer of Sirius to such effect.

(b) Performance of Obligations of Sirius.  Sirius shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and XM shall have received a certificate signed on behalf of Sirius by an authorized executive officer of Sirius to such effect.

(c) Tax Opinion.  XM shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to XM, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to XM shall be entitled to rely upon customary representations and assumptions provided by Sirius, Merger Co. and XM that counsel to XM reasonably deems relevant.

ARTICLE VII

Termination and Amendment

7.1  Termination.  This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after any Required Stockholder Vote has been obtained:

(a) by mutual consent of Sirius, Merger Co. and XM in a written instrument;

(b) by either Sirius or XM, upon written notice to the other party, if a Governmental Entity of competent jurisdiction that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and non-appealable; or any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to comply with Section 5.3 or any other provision of this Agreement has been the cause of, or resulted in, such action;

(c) by either Sirius or XM, upon written notice to the other party, if the Merger shall not have been consummated on or before March 1, 2008; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d) by Sirius, upon written notice to XM, if:

(i)(A) an Occurrence with respect to XM has occurred, (B) XM has delivered a Notice of Recommendation Change to Sirius pursuant to Section 5.4(b)(ii)(II), (C) XM shall have not withdrawn such Notice of Recommendation Change, and (D) Sirius has elected (by written notice to XM made by the close of business on the Sirius Election Date) to terminate this Agreement pursuant to this Section 7.1(d);

(ii) Sirius is entitled but fails to terminate this Agreement pursuant to Section 7.1(d)(i) by the close of business on the Sirius Election Date and thereafter (A) XM shall have materially breached its obligations under this Agreement by reason of a failure to call the XM Stockholders Meeting in accordance with Section 5.1(b) or (B) XM shall have failed to prepare and mail to its stockholders the Joint Proxy Statement/Prospectus in accordance with Section 5.1(a); or

(iii)(A) XM shall have effected a Change in XM Recommendation other than in accordance with the terms of this Agreement or (B) XM shall have materially breached its obligations under Section 5.4(a)(iii);

(e) by XM, upon written notice to Sirius, if:

(i) (A) an Occurrence with respect to Sirius has occurred, (B) Sirius has delivered a Notice of Recommendation Change to XM pursuant to Section 5.4(b)(ii)(II), (C) Sirius shall have not withdrawn such Notice of Recommendation Change, and (D) XM has elected (by written notice to Sirius made by the close of business on the XM Election Date) to terminate this Agreement pursuant to this Section 7.1(e);

(ii) XM is entitled but fails to terminate this Agreement pursuant to Section 7.1(e)(i) by the close of business on the Sirius Election Date and thereafter (A) Sirius shall have materially breached its obligations under this Agreement by reason of a failure to call the Sirius Stockholders Meeting in accordance with Section 5.1(c) or (B) Sirius shall have failed to prepare and mail to its stockholders the Joint Proxy Statement/Prospectus in accordance with Section 5.1(a); or

(iii) (A) Sirius shall have effected a Change in Sirius Recommendation other than in accordance with the terms of this Agreement or (B) Sirius shall have materially breached its obligations under Section 5.4(a)(iii);

(f) by either Sirius or XM, upon written notice to the other party, if there shall have been a breach by the other party of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of such other party, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the condition set forth in Section 6.2(a) or (b) or Section 6.3(a) or (b), as the case may be, and which breach has not been cured within 45 days following written notice thereof to the breaching party or, by its nature, cannot be cured within such time period; or

(g) by either Sirius or XM, if the Required Sirius Votes or Required XM Vote shall not have been obtained upon a vote taken thereon at the duly convened Sirius Stockholders Meeting or XM Stockholders Meeting, as the case may be, or any adjournment or postponement thereof at which the applicable vote was taken.

7.2  Effect of Termination.  (a) In the event of termination of this Agreement by either XM or Sirius as provided in Section 7.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of Sirius or XM or their respective officers or directors, except with respect to Section 5.2(b) (Access to Information; Confidentiality), Section 5.9 (Fees and Expenses), this Section 7.2 (Effect of Termination), and

Article VIII (General Provisions), which shall survive such termination and except that no party shall be relieved or released from any liabilities or damages arising out of its willful and material breach of this Agreement.

(b) Sirius shall pay XM, by wire transfer of immediately available funds to such accounts as XM may designate, the sum of $175 million (the “Sirius Termination Fee”) if this Agreement is terminated as follows:

(i) if XM shall terminate this Agreement pursuant to Section 7.1(e), then Sirius shall pay the Sirius Termination Fee within three business days following such termination;

(ii) if (A) either party shall terminate this Agreement pursuant to Section 7.1(g) because the Required Sirius Votes shall not have been received and (B) at any time after the date of this Agreement and at or before the date of the Sirius Stockholders Meeting an Acquisition Proposal shall have been publicly announced or otherwise communicated to the senior management or Board of Directors of Sirius (a “Public Proposal”) with respect to Sirius, then Sirius shall pay one-third of the Sirius Termination Fee within three business days following such termination; and if (C) within 12 months of the date of such termination of this Agreement, Sirius or any of its Subsidiaries executes any definitive agreement with respect to, or consummates, any Acquisition Proposal, then Sirius shall pay the remaining two-thirds of the Sirius Termination Fee upon the date of such execution or consummation; or

(iii) if (A) either party shall terminate this Agreement pursuant to Section 7.1(c) or XM shall terminate this Agreement pursuant to Section 7.1(f), (B) at any time after the date of this Agreement and before such termination there shall have been a Public Proposal with respect to Sirius, and (C) following the occurrence of such Public Proposal, Sirius shall have breached intentionally or recklessly (and not cured after notice thereof) any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach shall have materially contributed to the failure of the Effective Time to occur prior to the termination of this Agreement, then Sirius shall pay one-third of the Sirius Termination Fee within three business days following such termination; and if (D) within 12 months of the date of such termination of this Agreement, Sirius or any of its Subsidiaries executes any definitive agreement with respect to, or consummates, any Acquisition Proposal, then Sirius shall pay the remaining two-thirds of the Sirius Termination Fee upon the date of such execution or consummation.

For purposes of clauses (ii) and (iii) of this Section 7.2(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.4(a) except that the reference to “15% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “a majority”. If Sirius fails to pay all amounts due to XM on the dates specified, then Sirius shall pay all costs and expenses (including legal fees and expenses) incurred by XM in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by XM.

(c) XM shall pay Sirius, by wire transfer of immediately available funds, the sum of $175 million (the “XM Termination Fee”) if this Agreement is terminated as follows:

(i) if Sirius shall terminate this Agreement pursuant to Section 7.1(d), then XM shall pay the XM Termination Fee within three business days following such termination;

(ii) if (A) either party shall terminate this Agreement pursuant to Section 7.1(g) because the Required XM Vote shall not have been received and (B) at any time after the date of this Agreement and at or before the date of the XM Stockholders Meeting there shall have been a Public Proposal with respect to XM, then XM shall pay one-third of the XM Termination Fee within three business days following such termination; and if (C) within 12 months of the date of such termination of this Agreement, XM or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal, then XM shall pay the remaining two-thirds of the XM Termination Fee on the date of such execution or consummation; or

(iii) if (A) either party shall terminate this Agreement pursuant to Section 7.1(c) or Sirius shall terminate this Agreement pursuant to Section 7.1(f), (B) at any time after the date of this Agreement and before such termination there shall have been a Public Proposal with respect to XM, and (C) following the occurrence of such Public Proposal, XM shall have breached intentionally or recklessly (and not cured after notice thereof) any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach shall have materially contributed to the failure of the Effective Time to occur prior to the termination of this Agreement, then XM shall pay one-third of the XM Termination Fee within three business days following such termination; and, if (D) within 12 months of the date of such termination of this Agreement, XM or any of its Subsidiaries executes any definitive agreement with respect to, or consummates, any Acquisition Proposal, then XM shall pay the remaining two-thirds of the XM Termination Fee upon the date of such execution or consummation.

For purposes of clauses (ii) and (iii) of this Section 7.2(c), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.4(a) except that the reference to “15% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “a majority”. If XM fails to pay all amounts due to Sirius on the dates specified, then XM shall pay all costs and expenses (including legal fees and expenses) incurred by Sirius in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Sirius.

7.3  Amendment.  This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with this Agreement by the stockholders of XM or of Sirius, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

7.4  Extension; Waiver.  At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent permitted by applicable law, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

7.5  Alternative Structure.  The parties hereby agree to cooperate in the consideration of alternative structures to implement the transactions contemplated by this Agreement as long as there is no change in the economic terms thereof and such alternative structure does not impose any material delay on, or condition to, the consummation of the Merger, or adversely affect any of the parties hereto or either XM’s or Sirius’s stockholders or result in additional liability to XM’s or Sirius’s directors or officers.

ARTICLE VIII

General Provisions

8.1  Non-survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Effective Time.

8.2  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next day courier service, or (c) on the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) if to Sirius or Merger Co., to

Sirius Satellite Radio Inc.
1221 Avenue of the Americas
New York, New York 10020
Attention: Patrick Donnelly
Facsimile No.: (212) 584-5353

with a copy to

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention:	Gary L. Sellers, Esq.
Kathryn King Sudol, Esq.
Facsimile No.: (212) 455-2502

and

(b) if to XM, to

XM Satellite Radio Holdings Inc.
150 Eckington Place, N.E.
Washington, DC 20002
Attention:	Joseph M. Titlebaum
Facsimile No.: (202) 380-4534

with a copy to

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention:	Morris J. Kramer, Esq.
Thomas H. Kennedy, Esq.
Facsimile No.: (212) 735-2000

8.3  Interpretation.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrase “made available” in this Agreement shall mean that the information referred to has been made available by the party to whom such information is to be made available. The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word “or” shall be inclusive and not exclusive. Any pronoun shall include the corresponding masculine, feminine and neuter forms. The phrases “known” or “knowledge” mean, with respect to either party to this Agreement, the actual knowledge of such party’s executive officers. The term “affiliate” has the meaning given to it in Rule 12b-2 of the Exchange Act, and the term “person” has the meaning given to it in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

8.4  Counterparts.  This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement and this Agreement shall become effective when such counterparts have been signed by each of the parties and delivered to the other parties, it being understood that the parties need not sign the same counterpart.

8.5  Entire Agreement; No Third Party Beneficiaries.  This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement and (b) except as provided in Section 5.11 (which is intended for the benefit of only the persons specified therein), is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

8.6  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof).

8.7  Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

8.8  Assignment.  Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.9  Submission to Jurisdiction.  Each party hereto irrevocably submits to the jurisdiction of (i) the Supreme Court of the State of New York, New York County, and (ii) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party hereto agrees to commence any action, suit or proceeding relating hereto either in the United States District Court for the Southern District of New York or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in the Supreme Court of the State of New York, New York County. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (A) the Supreme Court of the State of New York, New York County, or (B) the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 8.9 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 8.9 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section. The parties hereto agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

8.10  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in the Section above, this being in addition to any other remedy to which they are entitled at law or in equity.

8.11  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

IN WITNESS WHEREOF, Sirius Satellite Radio Inc., Vernon Merger Corporation and XM Satellite Radio Holdings Inc. have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

SIRIUS SATELLITE RADIO INC.

By:	/s/ Mel Karmazin

	Name:	Mel Karmazin
	Title:	Chief Executive Officer

VERNON MERGER CORPORATION

By:	/s/ Mel Karmazin

	Name:	Mel Karmazin
	Title:	Chief Executive Officer

XM SATELLITE RADIO HOLDINGS INC.

By:	/s/ Gary M. Parsons

	Name:	Gary M. Parsons
	Title:	Chairman

Annex B

Board of Directors
Sirius Satellite Radio Inc.
1221 Avenue of the Americas
New York, NY 10020-1001

February 18, 2007

Members of the Board:

We understand that XM Satellite Radio Holdings, Inc. (“XM”), Sirius Satellite Radio, Inc. (“Sirius”) and Vernon Merger Corporation, a wholly owned subsidiary of Sirius (“Merger Co.”), proposed to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated February 18, 2007 (the “Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Co. with and into XM. Pursuant to the Merger, XM will become a wholly owned subsidiary of Sirius, and each outstanding share of Class A common stock of XM, par value $0.01 per share (the “XM Common Stock”), other than shares held in treasury or held by Sirius or any direct or indirect wholly owned subsidiary of Sirius or XM, will be converted into the right to receive 4.60 shares (the “Exchange Ratio”) of common stock, par value $0.001 per share, of Sirius (the “Sirius Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Sirius.

For purposes of the opinion set forth herein, we have:

(a) reviewed certain publicly available financial statements and other business and financial information of XM and Sirius, respectively;

(b) reviewed certain internal financial statements and other financial and operating data concerning XM and Sirius, respectively;

(c) reviewed certain financial projections prepared by the managements of XM and Sirius, respectively;

(d) reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of XM and Sirius, respectively;

(e) discussed the past and current operations and financial condition and the prospects of XM, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of XM;

(f) discussed the past and current operations and financial condition and the prospects of Sirius, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Sirius;

(g) reviewed the pro forma impact of the Merger on Sirius;

(h) reviewed the reported prices and trading activity for the XM Common Stock and the Sirius Common Stock;

(i) reviewed the financial terms, to the extent publicly available, of certain comparable merger of equals transactions;

(j) participated in discussions and negotiations among representatives of XM and Sirius and their financial and legal advisors;

(k) reviewed the Merger Agreement and certain related documents; and

(l) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by XM and Sirius for the purposes of this opinion. With

B-1

respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of XM and Sirius. In addition, we have assumed, in all respects material to our analysis, that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We have relied upon, without independent verification, the assessment by the managements of XM and Sirius of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of XM and Sirius; (iii) their ability to retain key employees of XM and Sirius, respectively and (iv) the validity of, and risks associated with, XM and Sirius’s existing and future technologies, intellectual property, products, services and business models. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of Sirius and XM and their legal, tax and regulatory advisors with respect to such matters. We have not made any independent valuation or appraisal of the assets or liabilities of XM, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of Sirius in connection with this transaction and will receive a fee for our services which is contingent upon the closing of the Merger. In the past, we have provided financial advisory and financing services for Sirius and XM and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to Sirius and XM in the future and will receive fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of Sirius, XM or any other company or any currency or commodity that may be involved in this transaction.

It is understood that this letter is for the information of the Board of Directors of Sirius and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Sirius is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which Sirius’s Common Stock will trade following consummation of the Merger and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Sirius and XM should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Sirius.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Richard S. Brail
Richard S. Brail
Managing Director

B-2

Annex C

The Board of Directors
XM Satellite Radio Holdings Inc.
1500 Eckington Place, N.E.
Washington, DC, 20002

February 20, 2007

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Class A common stock, par value $0.01 per share (the “Company Common Stock”), of XM Satellite Radio Holdings Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of the Company with a wholly-owned subsidiary (the “Merger Subsidiary”) of Sirius Satellite Radio Inc. (the “Merger Partner”). Pursuant to the draft Agreement and Plan of Merger, dated as of February 18, 2007 (the “Agreement”), among the Company, the Merger Partner and the Merger Subsidiary, the Company will become a wholly-owned subsidiary of the Merger Partner, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by wholly owned subsidiaries of the Company or the Merger Partner or its wholly owned subsidiaries, will be converted into the right to receive 4.60 shares (the “Exchange Ratio”) of the Merger Partner’s common stock, par value $0.001 per share (the “Merger Partner Common Stock”).

In arriving at our opinion, we have (i) reviewed a draft dated February 18, 2007 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Merger Partner and the industries in which they operate; (iii) reviewed the current and historical market prices of the Company Common Stock and the Merger Partner Common Stock; (iv) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and the Merger Partner relating to their respective businesses, financial forecasts prepared by the management of the Company relating to the Merger Partner’s business, as well as the estimated amount and timing of the cost savings and related expenses and other synergies expected to result from the Merger (the “Synergies”) and information provided by the managements of each of the Company and the Merger Partner relating to certain of their respective tax attributes; and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Merger Partner with respect to certain aspects of the Merger, and the past and current business operations of the Company and the Merger Partner, the financial condition and future prospects and operations of the Company and the Merger Partner, the effects of the Merger on the financial condition and future prospects of the Company and the Merger Partner, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Merger Partner or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Merger Partner under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us by the managements of the Company and the Merger Partner, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by managements of the Company and the Merger Partner as to the expected future results of operations and financial condition of the Company and the Merger Partner to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes, have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, that the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that

C-1

the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all ways material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or the Merger Partner or on the contemplated benefits of the Merger in any ways material to our analysis.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Merger and we express no opinion as to the fairness of the Merger to, or any consideration to be received by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Common Stock will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Merger is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We and our affiliates have performed in the past, and may continue to perform, certain services for the Company, the Merger Partner and their respective affiliates, all for customary compensation, including (i) acting as joint bookrunner in connection with the Company’s private offering of $600 million of unsecured 9.75% senior notes due 2014 and $200 million of unsecured senior floating rate notes due 2013 in May 2006, (ii) acting as lead bookrunner in connection with the Company’s $250 million senior secured credit facility in April 2006, (iii) providing treasury and security services to the Company on an ongoing basis, (iv) acting as lead bookrunner in connection with the Merger Partner’s prospective offering of $250 million of senior notes in March 2005, which was not priced due to market conditions, and (v) acting as underwriter of a block trade for Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P., each an affiliate of the Merger Partner, in September 2005. Our commercial bank affiliate is agent bank and lender to the Company under its $250 million senior secured revolving credit facility. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Merger is fair, from a financial point of view, to the holders of the Company Common Stock.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/  J.P. Morgan Securities Inc.

J.P. MORGAN SECURITIES INC.

C-2

Annex D

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SIRIUS SATELLITE RADIO INC.

The undersigned officer of Sirius Satellite Radio Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY as follows:

FIRST: The name of the Corporation is Sirius Satellite Radio Inc.

SECOND: The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by changing Section (1) of the Article numbered “Fourth” so that, as amended, said Section of said Article shall be and read as follows:

“Fourth: (1) The total number of shares of all classes of stock which the Corporation shall have authority to issue is 5,050,000,000 shares, consisting of (1) 50,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”), and (2) 5,000,000,000 shares of common stock, par value $0.001 per share (“Common Stock”).”

THIRD: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Amendment as of this   day of     .

Sirius Satellite Radio Inc.

Name:

Title:

D-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Section 145 of the DGCL permits each Delaware business corporation to indemnify its directors, officers, employees and agents against liability for each such person’s acts taken in his or her capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, if he or she had no reasonable cause to believe his or her conduct was unlawful. SIRIUS’ Amended and Restated Certificate of Incorporation provides that we, to the full extent permitted by law, shall indemnify any of SIRIUS’ past and present directors, officers, employees or any person that is or was serving at SIRIUS’ request as a director, officer or employee of another enterprise if they were or are a party to, or are threatened to be made a party to, any threatened, pending or complete action, suit or proceeding. The indemnification provided therein includes expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement and may be paid by us in advance of the final disposition of such action, suit or proceeding. In addition, SIRIUS’ Amended and Restated Certificate of Incorporation provides that SIRIUS may, to the full extent permitted by law, indemnify any other person for any such expenses as to actions in their official capacity or actions in another capacity while holding such office.

As permitted by Section 102(b)(7) of the DGCL, SIRIUS’ Amended and Restated Certificate of Incorporation provides that no director shall be liable to us for monetary damages for breach of fiduciary duty as a director, except for liability:

(i) for any breach of the director’s duty of loyalty;

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(iii) for the unlawful payment of dividends on or redemption of SIRIUS’ capital stock; or

(iv) for any transaction from which the director derived an improper personal benefit.

SIRIUS has obtained policies insuring SIRIUS and its directors and officers against certain liabilities, including liabilities under the Securities Act.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number		Exhibit Description

2.1		Agreement and Plan of Merger, dated as of February 19, 2007, by and among Sirius Satellite Radio Inc., Vernon Merger Corporation and XM Satellite Radio Holdings Inc. (incorporated by reference to Exhibit 2.1 of Sirius Satellite Radio Inc.’s Current Report on Form 8-K filed on February 21, 2007).
3.1		Amended and Restated Certificate of Incorporation of Sirius Satellite Radio Inc., dated March 4, 2003 (incorporated by reference to Exhibit 3.1 to Sirius Satellite Radio Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002).
3.2		Form of Amendment to Amended and Restated Certificate of Incorporation of Sirius Satellite Radio Inc. (included as Annex D to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).
3.3		Form of certificate for shares of Common Stock of Sirius Satellite Radio Inc. (incorporated by reference to Exhibit 4.3 to Sirius Satellite Radio Inc.’s Registration Statement on Form S-1 (File No. 33-74782)).
3.4		Amended and Restated By-Laws of Sirius Satellite Radio Inc. (incorporated by reference to Exhibit 3.2 to Sirius Satellite Radio Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
5	.1*	Opinion of Simpson Thacher & Bartlett LLP regarding legality of securities being registered.
8	.1**	Form of Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. income tax aspects of the merger.
8	.2**	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. income tax aspects of the merger.
23	.1**	Consent of Ernst & Young LLP.

Exhibit
Number		Exhibit Description

23	.2**	Consent of KPMG LLP.
23	.4*	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1).
23	.5**	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 8.1).
23	.6**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 8.2).
24	.1***	Powers of Attorney for Sirius Satellite Radio Inc. (included on signature page).
99	.1*	Form of Proxy for Sirius Satellite Radio Inc.
99	.2*	Form of Proxy for XM Satellite Radio Holdings Inc.
99.3		Opinion of Morgan Stanley & Co. Incorporated (included as Annex B to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).
99.4		Opinion of J.P. Morgan Securities Inc. (included as Annex C to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).
99.5		Consent of Morgan Stanley & Co. Incorporated (included as part of Exhibit 99.3).
99	.6***	Consent of J.P. Morgan Securities Inc.

*	To be filed by amendment

**	Filed herewith

***	Previously filed

Item 22.	Undertakings

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) (1) The undersigned registrant hereby undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(E) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference in the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(F) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14th day of September, 2007.

SIRIUS SATELLITE RADIO INC.

By:	/s/ Patrick L. Donnelly
Patrick L. Donnelly
Executive Vice President,
General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement and the Power of Attorney has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* (Joseph P. Clayton)	Chairman of the Board of Directors and Director	September 14, 2007

* (Mel Karmazin)	Chief Executive Officer and Director (Principal Executive Officer)	September 14, 2007

* (David J. Frear)	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 14, 2007

* (Adrienne E. Calderone)	Senior Vice President and Corporate Controller (Principal Accounting Officer)	September 14, 2007

* (Leon D. Black)	Director	September 14, 2007

* (Lawrence F. Gilberti)	Director	September 14, 2007

* (James P. Holden)	Director	September 14, 2007

* (Warren N. Lieberfarb)	Director	September 14, 2007

Signature		Title	Date

* (James F. Mooney)		Director	September 14, 2007

*By:	/s/ Patrick L. Donnelly
Name: Patrick L. Donnelly Title: Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Exhibit Description

2.1		Agreement and Plan of Merger, dated as of February 19, 2007, by and among Sirius Satellite Radio Inc., Vernon Merger Corporation and XM Satellite Radio Holdings Inc. (incorporated by reference to Exhibit 2.1 of Sirius Satellite Radio Inc.’s Current Report on Form 8-K filed on February 21, 2007).
3.1		Amended and Restated Certificate of Incorporation of Sirius Satellite Radio Inc., dated March 4, 2003 (incorporated by reference to Exhibit 3.1 to Sirius Satellite Radio Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002).
3.2		Form of Amendment to Amended and Restated Certificate of Incorporation of Sirius Satellite Radio Inc. (included as Annex D to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).
3.3		Form of certificate for shares of Common Stock of Sirius Satellite Radio Inc. (incorporated by reference to Exhibit 4.3 to Sirius Satellite Radio Inc.’s Registration Statement on Form S-1 (File No. 33-74782)).
3.4		Amended and Restated By-Laws of Sirius Satellite Radio Inc. (incorporated by reference to Exhibit 3.2 to Sirius Satellite Radio Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
5	.1*	Opinion of Simpson Thacher & Bartlett LLP regarding legality of securities being registered.
8	.1**	Form of Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. income tax aspects of the merger.
8	.2**	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. income tax aspects of the merger.
23	.1**	Consent of Ernst & Young LLP.
23	.2**	Consent of KPMG LLP.
23	.4*	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1).
23	.5**	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 8.1).
23	.6**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 8.2).
24	.1***	Powers of Attorney for Sirius Satellite Radio Inc. (included on signature page).
99	.1*	Form of Proxy for Sirius Satellite Radio Inc.
99	.2*	Form of Proxy for XM Satellite Radio Holdings Inc.
99.3		Opinion of Morgan Stanley & Co. Incorporated (included as Annex B to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).
99.4		Opinion of J.P. Morgan Securities Inc. (included as Annex C to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).
99.5		Consent of Morgan Stanley & Co. Incorporated (included as part of Exhibit 99.3).
99	.6***	Consent of J.P. Morgan Securities Inc.

*	To be filed by amendment

**	Filed herewith

***	Previously filed